
ATS

**ATS**™

**ATS Corporation**
730 Fountain Street North
Cambridge, Ontario
Canada N3H 4R7

**ATSAutomation.com**

**ATS** CORPORATION

**2024** ANNUAL REPORT

# Future **in Focus**

**2024** ANNUAL REPORT


ATS

**ATS**™

# A Future
# in Focus



**At ATS Corporation we are constantly working to build a better tomorrow — a future filled with solutions that positively impact lives around the world.**

As our business has grown and developed over the past year, that future has become even clearer. Everywhere we look, we see potential. For safer food, delivered more reliably. For better health care enabling stronger communities. For innovative solutions that support a cleaner environment.

This is a future within our sights. We see the possibility, and we're entirely focused on making it reality.

## Contents





# Clear Purpose Drives Clear Results

## OUR BUSINESS

At ATS, we are enablers of innovation. Through our industry-leading automation solutions and products, we streamline manufacturing operations in the highly regulated life sciences, food & beverage, consumer products, and energy industries, as well as in transportation. We create solutions to drive real impact for our customers, and our customers make a real impact on the world we live in.

## OUR PURPOSE

Our purpose is to create solutions that positively impact lives around the world.

Every day, we're proud to see these solutions in action.

We see cancers being treated.
We see families being fed.
We see a planet moving closer to a sustainable future.

And because the impact is this clear, we never lose sight of the purpose behind it.

## OUR VALUES

A company's future is only as strong as the principles that guide it. Our unwavering values of people, process, and performance form the building blocks for everything we do.

*People* — We believe employees need to feel highly engaged to perform their best. We continuously develop, empower, and energize our people to stay on top of their game.

*Process* — Even more important than what we do, is how we do it. We focus on where the need is greatest and use data to drive continuous improvement. Our ATS Business Model (ABM) is a systematic approach to creating the most impact possible.

*Performance* — We are never satisfied with the status quo. Every day, we strive to deliver better results for our customers, shareholders, and employees. The stronger our performance, the greater impact we have on the world at large.

# Strength
# in Numbers

The reason we put so much emphasis on our values is because we know that working the right way builds the engagement and commitment amongst our people to deliver strong results.

We've established ourselves in attractive markets and are driving industry-leading solutions.

### F2024
### Revenue by Market

$1,268.6M
LIFE SCIENCES

$933.3M
TRANSPORTATION

$435.0M
FOOD & BEVERAGE

$287.2M
CONSUMER PRODUCTS

$108.8M
ENERGY

### F2024
### Revenue by Customer Geographic Segmentation

$1,766.5M
NORTH AMERICA

$990.1M
EUROPE

$276.3M
ASIA / OTHER

### F2024
### Total Revenue

$3,032.9M



# ATS
# at a Glance

F2024 was not without its challenges. But when you work with a shared purpose, good things tend to happen. This past year, we showcased resilience and saw that come to fruition. Revenue growth was up, employee turnover rate was down, and we delivered a historically good year.

As proud as we are of where we stand, we're even more excited about where we're going. With our mindset of continuous improvement, we know there's always room to grow.

**$3,032.9M** Revenue
**7,000+** Employees Worldwide
**ATS:** TSX and NYSE Dual-Listed
**17.7%** Revenue Growth in F2024
**19.3%** Five-Year Revenue CAGR
**17.3%** Adjusted EBITDA Growth in F2024
**23.7%** Five-Year Adjusted EBITDA CAGR



20+ **COUNTRIES**

85+ **OFFICES**

65+ **FACILITIES**

# A Message from our CEO

**Dear Shareholders,**

As F2023 came to a close a year ago, I wrote to you about our desire to prepare for the future. We set out to continue to drive value for our stakeholders, find opportunities for growth, and keep building the foundation for a strong tomorrow. A year removed from those statements, I look back with satisfaction and pride on what we achieved.

Over the past year, we have worked tirelessly. We've refined our ATS Business Model (ABM) to systematically meet challenges and develop solutions. We celebrated a major milestone with our listing on the NYSE. Our team was more driven and dedicated than ever, and we never wavered from our culture of continuous improvement. Our focus was clear, and we saw strong results because of it.

## Focused on Shareholders

We knew it was going to be difficult to top F2023's record-setting growth. But in F2024, that's exactly what we did. While our full-year order bookings were down, due in large part to the timing of select large projects, our total revenues were up 17.7%, which includes nearly 11% from organic growth. In addition, our net income increased by 52.1% on a year-over-year basis. Our adjusted basic earnings per share were $2.61, compared to $2.37 a year ago.

Part of the reason we favor a diverse, decentralized business model is because there is a built-in balance. We are able to respond to market dynamics and pivot resources to growth opportunities. This was our case in F2024. The electric vehicle industry faced some challenges and our transportation business did an admirable job of weathering this dynamic market as OEMs recalibrated their paths forward. Meanwhile, our life sciences business experienced growth in many areas, lead by the rapid development of auto injectors for GLP-1 drug delivery, while our food & beverage business went above and beyond to meet their goals and deliver an excellent year all around. In our energy business, order bookings increased and the company remains focused on clean energy solutions, including early participation in the small modular reactor market. Lastly, our consumer business remains well-positioned while our customers navigate inflationary pressures. Our experience in packaging will provide ATS with opportunities to respond to our customers' sustainability standards and goals.

## Focused on the Organization

We approach every day with an attitude of confidence and humility. Confident that we can solve any challenge that comes our way. Humble enough to know that we can always improve. This year, we strengthened our organization through a focus on our ABM, which enabled organic growth and drove impact for our customers.

Never satisfied, we also strategically deployed capital to acquire new companies. We invested approximately $277 million to complete four acquisitions (see "Mergers & Acquisitions" on page 12). These new additions bolster our digitalization and artificial intelligence service offerings. We will continue to invest in our capabilities with a focus on being able to drive enhanced value for our customers.

## Focused on the Future

The past year was one for the record books. I want to pause for a moment and reflect on all the people who made it possible.

To our leaders and employees, your passionate commitment to continuous improvement moved our business forward. Thank you.

To our customers, your confidence in our services and trust in our partnership will never go unappreciated. We exist because of our valued relationship. Thank you.

Finally, to our shareholders, your support enables a positive impact on lives around the world. We will continue to drive value for you, as you provide value to us. Thank you.

As proud as we are of what we accomplished in F2024, our company culture doesn't allow us to dwell on it for long. We're always looking forward, and a brighter future is within our sights.

As we enter F2025, we are refining the future, and getting further into the details that take us from a good company to a great one, and a great one to a remarkable one.

Building a better ATS – that's our focus.

Sincerely,



**Andrew Hider**
Chief Executive Officer
ATS Corporation

“We approach every day with an attitude of confidence and humility. Confident that we can solve any challenge that comes our way. Humble enough to know that we can always improve.”



# Evolving the Model. Shifting the Mindset.

985
**BOOTCAMP ATTENDEES**

72
**KAIZEN EVENTS**

7
**TEAMS COMPETING IN THE PRESIDENT'S KAIZEN**



The ATS Business Model, or ABM, was first introduced in 2017 as a powerful business management system to enable continuous improvement. As a decentralized corporation, this common thread became an essential tool at ATS for powering innovation and driving growth. But it hasn't always been easy.

Building a shared culture of excellence across industries and geographies takes time. Now, seven years in, the ABM is really gaining momentum. The more employees we train on the model's capabilities, the clearer our focus is on how to use it.

In F2024, we saw the ABM create an impact across the organization. We put the ABM to work to drive real results for our customers. We went deeper into the greatest areas of need with a systematic approach to deliver innovative solutions. We also had more employees complete the ABM Bootcamp than in the five previous years combined.

Today, the ABM is sharper than ever, and so is our mindset.








ATS

# More Than a Moment

**In F2024, we rang in a major milestone for the company.**

CEO Andrew Hider rang the opening bell of the New York Stock Exchange to celebrate our U.S. stock listing. This was a pivotal moment for our organization. One that resonates far beyond the ding of the bell.

Our NYSE stock listing signifies a key point in our growth story. It gives us exposure to new investors, as well as improved liquidity.

We'll always remember this moment as a critical point in our journey. But there's much more work to do. This is only the beginning.


ATS LISTED NYSE
ATS
CNBC
NYSE
9:30:31






ATS
ATS
LISTED
NYSE




ATS
LISTED
NYSE
CITADEL | Securities
NEW YORK STOCK EXCHANGE
JOHN DEERE
STOCK EXCHANGE



# Seizing Momentum

## Mergers & Acquisitions

As our business has grown, so has our ability to provide value for our customers. When we see an opportunity to create a higher impact, we take it. In F2024, we seized that opportunity through strategic M&A.

We proudly welcomed four new companies to the ATS family via acquisition in F2024. These acquisitions bring us new capabilities that drive real results for our customers.

## Avidity Sciences

As a designer and manufacturer of automated water purification solutions for biomedical applications, Avidity bolsters our life sciences business.

## ITA.CA Engineering

With 30+ years of experience, ITA.CA brings incredible wisdom to our business as an automation systems integrator with a primary focus on the pharmaceutical and chemical industries.

## Odyssey

Odyssey is a provider of automation and digitalization solutions for the process and manufacturing industries. Supporting customers in the life sciences industry, they help clients in their compliant digital transformation and journey to the cloud.

## Yazzoom

Providing artificial intelligence and machine learning-based tools for industrial production, Yazzoom strengthens our capabilities for the demands of the future.



# A Business in Focus

End Markets

LIFE SCIENCES

## Focus on Transformation

Our life sciences teams play a critical role in the development of drugs, devices, and therapies around the world. In F2024, the team experienced growth in large part due to our global customers further recognizing the opportunities available to them through advanced automation. And while this one market provided substantial success, it just scratches the surface of our capabilities. The life sciences team is focused on creating end-to-end solutions to improve the lives of people around the world.

**REVENUE**
$1,268.6M

**CUSTOMER FOCUS**
Launched SuperTrak Pharma, a linear-motor conveyor to be used in aseptic and cleanroom environments in the pharma industry.

TRANSPORTATION

## Focus on Resilience

While there have been challenges in the EV market, we have aligned our business to navigate them. With strong capabilities and a track-record of leading solutions in the transportation market, we remain well positioned in this dynamic space.

**REVENUE**
$933.3M

**CUSTOMER FOCUS**
Grew the VR Battery Assembly Environment to show how ATS can support in optimizing customer assembly and test lines for batteries and fuel cells.



FOOD & BEVERAGE

## Focus on Growth

Our food & beverage group was proud to report improvement on all value drivers. Through continued adaption of automation, we provided new value for our customers that led to real results, and we look forward to growing even more in F2025.

**REVENUE**

$435.0M

**CUSTOMER FOCUS**

Introduced Raytec OpportunitY, which integrates AI, 4IR & sustainability in a 360-degree vision machine for fresh produce sorting.

CONSUMER PRODUCTS

## Focus on Sustainability

Our consumer goods customers look to us as a leader in integration. From specialized products to conveyance solutions, we provide ongoing service and digitalization support. We are here for our customers, no matter where they are on their automation journey.

**REVENUE**

$287.2M

**CUSTOMER FOCUS**

Unveiled the IWK CH 4 Cartoner, which can produce up to 120 cartons per minute while reducing energy consumption by 21%.

ENERGY

## Focus on Efficiency

When we look at sustainability regulations around the world, we see more than a challenge. We see an opportunity. Our specialized capabilities in the energy market allow us to support customers in significant ways while making a positive impact on the planet.

**REVENUE**

$108.8M

**CUSTOMER FOCUS**

ATS Industrial Automation is supplying tooling for nuclear fuel channel installation, which will help shorten schedules while improving safety and performance of the project.



# Our Future Starts Now

**Now that F2024 has come to a close, our focus is narrowing on one thing: tomorrow.**

How do we get better tomorrow?

Our culture of continuous improvement means we are constantly striving for more, and never satisfied with the status quo. There is always room to grow, to improve, and to make a bigger impact.

Our future is one of constant innovation.



# ATS Corporation
# Annual Financial Statements & Management's Discussion and Analysis

FOR THE YEAR ENDED
**MARCH 31, 2024**

# Management's Discussion and Analysis

*For the Year Ended March 31, 2024*

*This Management's Discussion and Analysis ("MD&A") for the year ended March 31, 2024 ("fiscal 2024") is as of May 16, 2024 and provides information on the operating activities, performance and financial position of ATS Corporation ("ATS" or the "Company"). It should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2024, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and are reported in Canadian dollars. All references to "$" or "dollars" in this MD&A are to Canadian dollars unless otherwise indicated. Additional information is contained in the Company's filings with Canadian and U.S. securities regulators, including its Annual Information Form for fiscal 2024, found on the Company's profile on System for Electronic Data Analysis and Retrieval+ ("SEDAR+") at www.sedarplus.com, on the Company's profile on the U.S. Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") website at www.sec.gov, and on the Company's website at www.atsautomation.com.*

## Important Notes

### Forward-Looking Statements

This document contains forward-looking information within the meaning of applicable securities laws. Please see "Forward-Looking Statements" for further information on page 44.

### Non-IFRS and Other Financial Measures

Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures within the meaning of applicable securities laws to evaluate the performance of the Company. See "Non-IFRS and Other Financial Measures" on page 46 for an explanation of such measures and "Reconciliation of Non-IFRS Measures to IFRS Measures" beginning on page 36 for a reconciliation of non-IFRS measures.

## Company Profile

ATS is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing and assembly systems – including automation products and test solutions – for a broadly diversified base of customers. ATS' reputation, knowledge, global presence and standard automation technology platforms differentiate the Company and provide competitive advantages in the worldwide manufacturing automation market for life sciences, transportation, food and beverage, consumer products and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's website can be found at www.atsautomation.com. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS.

# Strategy

To drive the creation of long-term sustainable shareholder value, the Company employs a three-part value creation strategy: Build, Grow and Expand.

**Build:** To build on the Company's foundation and drive performance improvements, management is focused on the advancement of the ATS Business Model ("ABM"), the pursuit and measurement of value drivers and key performance indicators, a rigorous strategic planning process, succession planning, talent management, employee engagement, and instilling autonomy with accountability into its businesses.

**Grow:** To drive organic growth, ATS has developed and implemented growth tools under the ABM, which provide innovation and value to customers and work to grow reoccurring revenues.

**Expand:** To expand the Company's reach, management is focused on the development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisitions that strengthen ATS.

The Company pursues all of its initiatives by using a strategic capital framework aimed at driving the creation of long-term sustainable shareholder value.

## ATS Business Model

The ABM is a business management system that ATS developed with the goal of enabling the Company to pursue its strategies, outpace the growth of its chosen markets, and drive year-over-year continuous improvement. The ABM emphasizes:

- **People:** developing, engaging and empowering ATS' people to build the best team;
- **Process:** aligning ATS' people to implement and continuously improve robust and disciplined business processes throughout the organization; and
- **Performance:** consistently measuring results in order to yield world-class performance for ATS' customers and shareholders.

The ABM is ATS' playbook, serving as the framework to achieve business goals and objectives through disciplined, continuous improvement. The ABM is employed by ATS divisions globally and is supported with extensive training in the use of key problem-solving tools, and applied through various projects to drive continuous improvement. When ATS makes an acquisition, the ABM is quickly introduced to new companies as a means of supporting cultural and business integration.

Key ABM drivers include:

- **Strengthening the core:** adopting a customer-first mindset; implementing a robust performance management system; adhering to eight value drivers; managing using key performance indicators; and leveraging daily management to measure at the point of impact;
- **Delivering growth:** aligning with customer success; developing organizational talent; constantly confirming that progress is being made toward stated goals; and creating annual operating and capital deployment plans for each ATS division;
- **Pursuing excellence:** deploying specific goals that segment strategies into relevant areas of concentration; and improving continuously using Kaizen events, problem solving and other continuous improvement initiatives, which target increased performance annually; and
- **Pioneering innovation:** driving automation market technology leadership; creating innovative platforms and analytics that benefit customers by reducing complexity, shortening development cycles and improving production efficiencies; and expanding the reach and scope of ATS' capabilities for competitive advantage.

Management is pursuing several initiatives to grow revenues and improve profitability with the goal of expanding its adjusted earnings from operations margin to 15% over time through a combination of operational initiatives and portfolio development. Operational initiatives include a focus on pursuing continuous improvement in all business activities through the ABM, including in acquired businesses, improving global supply chain management, increasing the use of standardized platforms and technologies, and growing revenues while leveraging the Company's cost structure. Portfolio development initiatives include efforts to grow the Company's products and after-sales service revenues as a percentage of overall revenues. Management also sees the development of the Company's digitalization capabilities as another key area of growth for the portfolio, including the collection and interpretation of data to drive meaningful change that optimizes performance for customers. In addition, management is focused on investing in innovation and employing a consistent, strategic approach to acquisitions.

# Business Overview

ATS and its subsidiaries serve customers in the following markets: (a) life sciences, including medical devices, pharmaceuticals, radiopharmaceuticals and chemicals; (b) transportation, including electric vehicles ("EV"), automotive and aerospace; (c) food & beverage, including processing, packaging and filling for fresh produce and liquid food & beverage; (d) consumer products, including packaging of cosmetics, electronics, durable and general goods; and (e) energy, including oil & gas, in addition to nuclear, solar and other green energy applications. With broad and in-depth knowledge across multiple industries and technical fields, ATS delivers single-source solutions to customers designed to meet their volume and throughput requirements, lower their production costs, accelerate product delivery, and improve quality and quality control. ATS engages with customers on both greenfield programs, such as equipping new factories, and brownfield programs including capacity expansions, production relocations, equipment upgrades, software upgrades, efficiency improvements and factory optimizations. ATS is selective in its choice of markets and favours regulated industries where quality and reliability are mandatory.

ATS engages at varying points in customers' automation cycles. During the pre-automation phase, ATS offers comprehensive services, including discovery and analysis, concept development, simulation and total cost of ownership modelling, all of which help customers to verify the feasibility of different types of automation, set objectives for factors such as line speed and yield, assess production processes for manufacturability and calculate the total cost of ownership.

For customers that have decided to proceed with an automation project, ATS offers specialized equipment for specific applications and markets, as well as automation and integration services, including engineering design, prototyping, process verification, specification writing, software and manufacturing process controls development, equipment design and build, standard automation products/platforms, third-party equipment qualification, procurement and integration, automation system installation, product line commissioning, validation and documentation. Following the installation of custom automation, ATS may supply duplicate or similar automation systems that leverage engineering design completed in the original customer program. For customers seeking complex equipment production or build-to-print manufacturing, ATS provides value engineering, supply-chain management, integration and manufacturing capabilities, and other automation products and solutions.

Post-automation, ATS offers services including training, process optimization, preventative maintenance, emergency and on-call support, spare parts, retooling, retrofits and equipment relocation. Service agreements are often entered into at the time of new equipment sale or are available on an after-market basis on installed equipment. ATS offers a number of software and digital solutions to its customers, including connected factory floor management systems to capture, analyze and use real-time machine performance data to quickly and accurately troubleshoot, deliver process and product solution improvements, prevent equipment downtime, drive greater operational efficiency and unlock performance for sustainable production improvements.

Contract values for individual automation systems vary depending on the nature and complexity of the system and are often in excess of $1 million, with some contracts for enterprise-type programs well in excess of $10 million. Due to the custom nature of customer projects, contract durations vary, with typical durations ranging from six to 12 months, and some larger contracts extending to 18 to 24 months and beyond. Contracts for pre- and post-automation services range in value and can exceed $1 million with varying durations, and can sometimes extend over several years. Contracts for other products range in value and duration, depending on their nature.

## Competitive Strengths

Management believes ATS has the following competitive strengths:

**Global presence, size and critical mass:** ATS' global presence and scale provide advantages in serving multinational customers, as many of the Company's competitors are smaller and operate with a narrower geographic and/or industrial market focus. ATS and its subsidiaries have a presence in Canada, the United States, Italy, Germany, Belgium, United Kingdom, Thailand, Netherlands, Ireland, China, Czech Republic, Australia, Spain, France, Indonesia, Slovakia, Japan, Singapore, India, Ukraine, Malaysia, Brazil, Switzerland, Austria, and Mexico. ATS can deliver localized service through its network of over 85 locations globally. Management believes that ATS' scale and global footprint provide it with competitive advantages in winning large, multinational customer programs and in delivering a lifecycle-oriented service platform to customers' global operations. In addition, customers seeking to de-risk or enhance the resiliency of their supply chains also provide future opportunities for ATS to pursue by leveraging its global presence and the inherent advantages of automation on production reliability and cost.

**Technical skills, capabilities and experience:** ATS has designed, manufactured, assembled and serviced automation systems worldwide and has an extensive knowledge base and accumulated design expertise. Management believes ATS' broad experience in many different industrial markets and with diverse technologies, its talented workforce, which includes approximately 2,100 engineers and approximately 400 program management personnel, and its ability to provide custom automation, repeat automation, automation products and value-added services, position the Company well to serve complex customer programs in a variety of markets.

**Product and technology portfolio:** By having realized thousands of unique automation projects, ATS owns an extensive product and technology portfolio. ATS has a number of standard automation platforms and products, including: innovative linear motion transport systems; pallet handling and sanitary conveyance systems; robust cam-driven assembly platforms; advanced vision systems used to ensure product or process quality; optical sorting and inspection technologies; test systems; factory management and intelligence and other software solutions; proprietary weighing hardware and process control software technologies; precision fluid-dispensing equipment; aseptic containment technologies; biopharma processing equipment and high-performance tube filling and cartoning systems. Management believes the Company's extensive product and technology portfolio provides advantages in developing unique and leading solutions for customers and in maintaining competitiveness.

**Recognized brands:** Management believes ATS is well-known within the global automation industry due to its long history of innovation and broad scope of operations. In addition, ATS' subsidiaries include several strong brands, such as: "Avidity," a designer and manufacturer of automated water purification solutions for biomedical and life sciences applications; "Scientific Products," a specialized designer and manufacturer of pharmaceutical and packaging equipment and systems in the life sciences market; "BioDot," a leading manufacturer of automated fluid-dispensing systems in the life sciences market; "Comecer," a provider of high-tech automation systems for the nuclear medicine and pharmaceutical industries; "NCC," a provider of engineered-to-order sanitary automation solutions and standalone precision conveyance equipment in the food & beverage industries; "MARCO," a provider of yield control and recipe formulation systems in the food, nutraceuticals and cosmetics sectors; "CFT," a specialist in the development and production of turn-key machines and systems for the food & beverage industries; "IWK," a specialist in the packaging market; and "Process Automation Solutions," a provider of innovative automation and digital solutions for process and production sectors. Management believes that ATS' brands and global reputation improve sales prospecting, allowing the Company to be considered for a wide variety of customer programs.

**Trusted customer relationships:** ATS serves some of the world's largest multinational companies. Many customer relationships are long-standing, often spanning a decade or more, and many customers are repeat buyers who return to ATS and its subsidiaries time after time to meet their automation manufacturing, assembly, processing and service needs.

**Total-solutions capabilities:** Customers often rely on ATS because it can provide comprehensive, turnkey solutions in automation. This allows customers to single source their most complex projects to ATS rather than rely on multiple engineering firms, equipment builders and/or service/component suppliers. In addition, ATS provides customers with other value-added services including pre-automation consulting, total cost-of-ownership studies, lifecycle material management, and post-automation service, optimization, training and support.

# Financial Highlights

*(In millions of dollars, except per share and margin data)*

| | Q4 2024 | Q4 2023 | Variance | Fiscal 2024 | Fiscal 2023 | Variance |
|---|---|---|---|---|---|---|
| Revenues | $ 791.5 | $ 730.8 | 8.3% | $ 3,032.9 | $ 2,577.4 | 17.7% |
| Net income | $ 48.5 | $ 29.6 | 63.9% | $ 194.2 | $ 127.7 | 52.1% |
| Adjusted earnings from operations[1] | $ 95.9 | $ 101.9 | (5.9)% | $ 397.5 | $ 343.4 | 15.8% |
| Adjusted earnings from operations margin[1] | 12.1% | 13.9% | (183)bps | 13.1% | 13.3% | (22)bps |
| Adjusted EBITDA[1] | $ 115.8 | $ 118.2 | (2.0)% | $ 470.6 | $ 401.2 | 17.3% |
| Adjusted EBITDA margin[1] | 14.6% | 16.2% | (154)bps | 15.5% | 15.6% | (5)bps |
| Basic earnings per share | $ 0.49 | $ 0.32 | 53.1% | $ 1.98 | $ 1.39 | 42.4% |
| Adjusted basic earnings per share[1] | $ 0.65 | $ 0.73 | (11.0)% | $ 2.61 | $ 2.37 | 10.1% |
| Order Bookings[1] | $ 791.0 | $ 737.0 | 7.3% | $ 2,891.0 | $ 3,256.0 | (11.2)% |

| As At | March 31 2024 | March 31 2023 | Variance |
|---|---|---|---|
| Order Backlog[1] | $ 1,793 | $ 2,153 | (16.7)% |

1 *Non-IFRS financial measure – See "Non-IFRS and Other Financial Measures."*

# Executive Summary: Growth in Strategic End Markets

- Growth in fourth quarter revenues of 8.3% year over year was primarily driven by organic revenue growth of 3.5%, and 4.7% from recently acquired companies. "Acquisitions" or "acquired companies" in this MD&A refer to companies that were not part of the consolidated group in the comparable prior-year periods. Organic revenue is a non-IFRS financial measure and organic revenue growth is a non-IFRS financial ratio – see "Non-IFRS and Other Financial Measures."

- Order Bookings in the fourth quarter were $791 million compared to $737 million a year earlier when ATS received Order Bookings of U.S. $119.9 million (approximately $162.2 million CAD) from an EV customer. Growth in Order Bookings was comprised of 5.2% from recent acquisitions, in addition to 2.1% from organic Order Bookings. Trailing twelve-month book-to-bill ratio at March 31, 2024 was 0.95:1, and was above 1.00:1 in all markets except transportation. Order Bookings, organic Order Bookings growth and book-to-bill ratio are supplementary financial measures – see "Non-IFRS and Other Financial Measures."

- Order Backlog of $1,793 million at year-end was 16.7% lower than the prior year, primarily on lower Order Backlog within the transportation market which included several large Order Bookings a year ago. Order Backlog is distributed across strategic global markets and regulated industries, and provides good revenue visibility. Order Backlog is a Supplementary Financial Measure – see "Non-IFRS and Other Financial Measures."

- Non-cash working capital as a percentage of revenues was 19.0% and is primarily driven by customer project schedules, including timing of milestone billings and payments for large EV programs. Net debt to adjusted EBITDA ratio at March 31, 2024 of 2.4 times was within the Company's target range. Non-cash working capital as a percentage of revenues and net debt to adjusted EBITDA are non-IFRS ratios — see "Non-IFRS and Other Financial Measures."

- Adjusted earnings from operations for the quarter decreased 5.9% to $95.9 million (12.1% margin), compared to $101.9 million (13.9% margin) a year ago on higher selling, general and administrative ("SG&A") expenses and lower margin, partially offset by higher revenues. Adjusted earnings from operations is a non-IFRS financial measure and adjusted earnings from operations margin is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

## Strategic Business Acquisitions

On June 30, 2023, the Company acquired Yazzoom B.V. ("Yazzoom"), a Belgium-based provider of artificial intelligence and machine learning based tools for industrial production. Yazzoom joined ATS' Process Automation Solutions ("PA") business to broaden its process optimization and digitalization capabilities in key focus sectors. Yazzoom leverages integrated data to enable predictive analytics and insights that drive tangible improvements in production processes. The purchase price was $5.3 million (3.7 million Euros).

On July 3, 2023, the Company acquired Odyssey Validation Consultants Limited ("Odyssey"), an Ireland-based provider of digitalization solutions for the life sciences industry. Odyssey also joined ATS' PA business, and their expertise in delivering production process improvements through computer system validation as well as cloud-based software solutions are also expected to advance PA's digitalization capabilities. The purchase price was $5.6 million (3.9 million Euros).

On November 16, 2023, the Company acquired Avidity Science, LLC ("Avidity"), a designer and manufacturer of automated water purification solutions for biomedical and life science applications. The total purchase price was $267.6 million (U.S. $195.5 million). Avidity serves a diverse global customer base of pharmaceutical, biopharma, healthcare, government, and academic research facilities. Avidity bolsters ATS' value proposition for both new and existing customers by providing researchers confidence in their data during key stages of drug discovery, development and testing.

On January 1, 2024, the Company acquired IT.ACA. Engineering S.r.l ("IT.ACA"), an Italian automation system integrator. IT.ACA strengthens PA's market position in southern Europe, while also adding strong capabilities aligned with PA's in automation integration, digitalization, and production process optimization. The purchase price paid in the fourth quarter of fiscal 2024 was $12.4 million (8.5 million Euros).

On May 15, 2024, the Company announced it had entered into a definitive agreement to acquire Paxiom Group ("Paxiom"). With headquarters in Montreal, Quebec, Paxiom is a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries. Paxiom provides a vast product line that includes precision weigh filling, bagging, wrapping, labeling, conveyors, case forming, robotic case packing and end-of-line palletizing equipment that will complement ATS' businesses CFT S.p.A, Raytec Vision S.p.A, Marco Limited, IWK Verpackungstechnik GmbH, and NCC Automated Systems, Inc. and allow ATS to offer complete packaging and end-of-line solutions. The transaction is expected to close in the third calendar quarter of 2024, subject to customary closing conditions.

### Order Bookings by Quarter

*(in millions of dollars)*

| | Fiscal 2024 | Fiscal 2023 |
|---|---|---|
| Q1 | $ 690 | $ 736 |
| Q2 | 742 | 804 |
| Q3 | 668 | 979 |
| Q4 | 791 | 737 |
| Total Order Bookings | $ 2,891 | $ 3,256 |

Fourth-quarter fiscal 2024 Order Bookings were $791 million, a 7.3% year-over-year increase, reflecting 5.2% growth from acquired companies, in addition to organic Order Bookings of 2.1%. Order Bookings from acquired companies totalled $38.7 million. By market, Order Bookings in life sciences increased compared to the prior-year period primarily due to organic growth, along with $28.7 million of contributions from acquired companies, including $22.7 million from Avidity. Order Bookings in transportation decreased compared to the prior-year period, which included Order Bookings of U.S. $119.9 million (approximately $162.2 million CAD) from a global automotive customer to move towards fully automated battery assembly systems for their North American manufacturing operations. Order Bookings in food & beverage increased primarily due to timing of customer projects. Order Bookings in consumer products decreased slightly as a result of the timing of customer projects, offset by contributions from acquired companies. Order Bookings in energy increased primarily due to timing of customer projects.

Fiscal 2024 Order Bookings were $2,891 million, a 11.2% decrease compared to last year, reflecting a decline in organic Order Bookings of 16.6%, primarily related to the transportation market, partially offset by 3.0% growth from acquired companies, and a 2.4% increase due to foreign exchange rate translation, primarily reflecting the strengthening of the Euro and U.S. dollar relative to the Canadian dollar. Growth in Order Bookings from acquired companies totalled $98.5 million, of which Avidity contributed $36.5 million and Zi-Argus Australia Pty Ltd. and Zi-Argus Ltd. ("ZIA") contributed $28.0 million. By market, Order Bookings in life sciences increased due to a combination of organic growth, contributions from acquired companies of $53.9 million, of which Avidity contributed $36.5 million, and positive foreign exchange translation impact, primarily reflecting the strengthening of the Euro and U.S. dollar relative to the Canadian dollar. Order Bookings in transportation decreased due to U.S. $578.2 million in Order Bookings from an existing global automotive customer received in the prior fiscal year. Order Bookings in food &

beverage increased primarily due to timing of customer projects and foreign exchange rate translation of Order Bookings from foreign-based ATS subsidiaries. Order Bookings in consumer products increased due to contributions from acquired companies, in addition to organic growth and foreign exchange rate translation of Order Bookings from foreign-based ATS subsidiaries. Order Bookings in energy increased due to timing of customer projects.

Trailing twelve-month book-to-bill ratio at March 31, 2024 was 0.95:1. Book-to-bill ratio is a supplementary financial measure – see "Non-IFRS and Other Financial Measures."

### Order Backlog Continuity

*(In millions of dollars)*

| | Q4 2024 | Q4 2023 | Fiscal 2024 | Fiscal 2023 |
|---|---|---|---|---|
| Opening Order Backlog | $ 1,907 | $ 2,143 | $ 2,153 | $ 1,438 |
| Revenues | (792) | (731) | (3,033) | (2,577) |
| Order Bookings | 791 | 737 | 2,891 | 3,256 |
| Order Backlog adjustments[1] | (113) | 4 | (218) | 36 |
| Total | $ 1,793 | $ 2,153 | $ 1,793 | $ 2,153 |

*1 Order Backlog adjustments include incremental Order Backlog of acquired companies ($4 million acquired with Avidity in the twelve months ended March 31, 2024, and in fiscal 2023, $9 million acquired with ZIA and $5 million acquired with Triad Unlimited LLC in the three and twelve months ended March 31, 2023, $14 million acquired with IPCOS Group N.V. in the twelve months ended March 31, 2023), as well as foreign exchange adjustments, scope changes and cancellations.*

## Outlook

### Order Backlog by Market

*(In millions of dollars)*

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Life Sciences | $ 871 | $ 761 |
| Transportation | 425 | 939 |
| Food & Beverage | 230 | 215 |
| Consumer Products | 156 | 156 |
| Energy | 111 | 82 |
| Total | $ 1,793 | $ 2,153 |

At March 31, 2024, Order Backlog was $1,793 million, 16.7% lower than at March 31, 2023 primarily on account of lower Order Backlog within the transportation market which included several large Order Bookings a year ago.

The life sciences funnel remains strong, with a focus on strategic submarkets of pharmaceuticals, radiopharmaceuticals, and medical devices. Management continues to see opportunities with both new and existing customers, including those who produce auto-injectors and wearable devices for diabetes and obesity treatments, contact lenses and pre-filled syringes, as well as opportunities to provide life science solutions that leverage integrated capabilities from across ATS. Management expects revenues from programs related to GLP-1 drugs and associated drug delivery solutions, such as auto-injectors, to move towards a high single digit percentage of total revenues over the next several years. In transportation, the funnel is comprised of smaller shorter-term opportunities, relative to the larger Order Bookings received throughout fiscal years 2023 and 2024, and some of those larger opportunities have also moved further into the future, reflecting Original Equipment Manufacturers taking a more measured approach, aligning capacity and platform costs with market demand. Management believes the Company's automated EV battery pack and assembly capabilities position ATS well within the industry as the market continues to evolve. Funnel activity in food & beverage remains strong, particularly for energy-efficient solutions. The Company continues to benefit from strong brand recognition within the global tomato processing industry, and there is continued interest in automated solutions within the food & beverage market more broadly. Funnel activity in consumer products is stable; inflationary pressures continue to have an effect on discretionary spending by consumers, which

may impact timing of some customer investments. Funnel activity in energy remains strong and includes longer-term opportunities in the nuclear industry. The Company is focused on clean energy applications including solutions for the refurbishment of nuclear power plants, early participation in the small modular reactor market, and grid battery storage.

Across all markets, customers are exercising normal caution in their approach to investment and spending. Funnel growth in markets where environmental, social and governance requirements are an increasing focus for customers — including grid battery storage, EV and nuclear, as well as consumer goods packaging — provide ATS with opportunities to use its capabilities to respond to customer sustainability standards and goals, including global and regional requirements to reduce carbon emissions. Customers seeking to de-risk or enhance the resiliency of their supply chains, address a shortage of skilled workers or combat higher labour costs also provide future opportunities for ATS to pursue. Management believes that the underlying trends driving customer demand for ATS solutions including rising labour costs, labour shortages, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production remain favourable.

Order Backlog of $1,793 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company's Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles. In the first quarter of fiscal 2025, management expects the conversion of Order Backlog to revenues to be in the 36% to 40% range. This estimate is calculated each quarter based on management's assessment of project schedules across all customer contracts, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. In the third quarter, management disclosed that approximately $200 million of Order Backlog with one of the Company's EV customers was delayed. During the fourth quarter, approximately $50 million of Order Backlog on this portion of the program was reduced to reflect scope changes, partially offset by increased scope changes in other areas of the overall program with this same customer. Management continues to work with this customer to support their revised timing as they realign their production schedules on this portion of the program. This delay is accounted for in the first-quarter revenue conversion range. Management expects some pressure on EV revenues in the short term as ATS continues to execute on existing EV Order Backlog. For fiscal 2025, despite expected lower revenues from EV, Management believes that ATS is well-positioned to drive revenue growth in other markets, including life sciences and expects this growth, combined with the addition of Paxiom will largely offset reduced volumes from EV.

The timing of customer decisions on larger opportunities is expected to cause variability in Order Bookings from quarter to quarter. Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company's offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end-markets and new products and technologies and deliver hurdle-rate returns. After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS product at regular intervals, are expected to provide some balance to customers' capital expenditure cycles. Management estimates that reoccurring revenues are currently in the range of 25% to 35% of total revenues on a trailing twelve-month basis.

In the short term, ATS expects it will continue to mitigate supply chain volatility. Lead times have improved in most key categories; however, prolonged cost increases, price and lead-time volatility have and may continue to disrupt the timing and progress of the Company's margin expansion efforts and affect revenue recognition. In addition, short-term revenue pressure related to EV programs could impact margins. However, Management expects to be able to manage the Company's cost structure over time through flexible resourcing, including but not limited to subcontract labour and redeploying resources to other parts of the business. Over time, sustaining management's margin target assumes that the Company will successfully implement its margin expansion initiatives, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see "Forward-Looking Statements" for a description of the risks underlying the achievement of the margin target in future periods).

In the short term, the Company expects non-cash working capital to remain elevated as large enterprise programs progress through milestones. Over the long term, the Company expects to continue investing in non-cash working capital to support growth, with fluctuations expected on a quarter-over-quarter basis. The Company's long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%. However, given the size and timing of milestone payments for certain large EV programs in Order Backlog, the Company could see its working capital exceed 15% of annualized revenues in certain periods as it did throughout fiscal 2024. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of revenues is a non-IFRS ratio – see "Non-IFRS and Other Financial Measures."

The Company continues to make progress in line with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

## Reorganization Activity

The Company periodically undertakes reviews of its operations to ensure alignment with strategic market opportunities. As a part of this review, the Company has identified and previously announced an opportunity to improve the cost structure of the organization and reallocate investment to growth areas. Resulting actions started in the third quarter of fiscal 2024 and continued through fiscal year end. Restructuring expenses of $6.6 million were recorded in the fourth quarter, and for the full year, total costs of $22.8 million were recorded, including actions to address expected lower EV volumes in fiscal 2025.

# Detailed Analysis

## Consolidated Results

*(In millions of dollars, except per share data)*

| | Q4 2024 | Q4 2023 | Fiscal 2024 | Fiscal 2023 | Fiscal 2022 |
|---|---|---|---|---|---|
| Revenues | $ 791.5 | $ 730.8 | $ 3,032.9 | $ 2,577.4 | $ 2,182.7 |
| Cost of revenues | 570.7 | 519.9 | 2,177.4 | 1,851.6 | 1,570.3 |
| Selling, general and administrative | 143.7 | 123.9 | 503.5 | 445.2 | 387.1 |
| Restructuring costs | 6.6 | 15.8 | 22.8 | 27.5 | 5.9 |
| Stock-based compensation | (4.3) | 19.3 | 13.8 | 30.6 | 32.8 |
| **Earnings from operations** | $ 74.8 | $ 51.9 | $ 315.4 | $ 222.5 | $ 186.6 |
| Net finance costs | $ 18.8 | $ 18.8 | $ 68.7 | $ 62.7 | $ 32.2 |
| Provision for income taxes | 7.5 | 3.5 | 52.5 | 32.1 | 33.0 |
| **Net income** | $ 48.5 | $ 29.6 | $ 194.2 | $ 127.7 | $ 121.4 |
| **Basic earnings per share** | $ 0.49 | $ 0.32 | $ 1.98 | $ 1.39 | $ 1.32 |
| Total assets | | | $ 4,088.8 | $ 3,543.8 | $ 3,069.4 |
| Total cash and short-term investments | | | $ 170.2 | $ 159.9 | $ 135.3 |
| Total debt | | | $ 1,287.4 | $ 1,258.9 | $ 1,101.3 |
| Other non-current liabilities | | | $ 120.0 | $ 140.7 | $ 159.2 |

| Non-IFRS Financial Measures[1] | Q4 2024 | Q4 2023 | Fiscal 2024 | Fiscal 2023 |
|---|---|---|---|---|
| Adjusted earnings from operations | $ 95.9 | $ 101.9 | $ 397.5 | $ 343.4 |
| EBITDA | $ 111.1 | $ 85.8 | $ 456.6 | $ 348.0 |
| Adjusted EBITDA | $ 115.8 | $ 118.2 | $ 470.6 | $ 401.2 |
| Adjusted basic earnings per share | $ 0.65 | $ 0.73 | $ 2.61 | $ 2.37 |

*1 Non-IFRS financial measures – see "Non-IFRS and Other Financial Measures."*

## Consolidated Revenues

*(In millions of dollars)*

| Revenues by type | Q4 2024 | Q4 2023 | Fiscal 2024 | Fiscal 2023 |
|---|---|---|---|---|
| Revenues from construction contracts | $ 499.0 | $ 470.7 | $ 1,972.8 | $ 1,630.4 |
| Services rendered | 170.3 | 137.4 | 614.7 | 492.3 |
| Sale of goods | 122.2 | 122.7 | 445.4 | 454.7 |
| **Total revenues** | $ 791.5 | $ 730.8 | $ 3,032.9 | $ 2,577.4 |

| Revenues by market | Q4 2024 | Q4 2023 | Fiscal 2024 | Fiscal 2023 |
|---|---|---|---|---|
| Life Sciences | $ 375.2 | $ 324.5 | $ 1,268.6 | $ 1,209.9 |
| Transportation | 222.2 | 199.1 | 933.3 | 578.2 |
| Food & Beverage | 99.7 | 99.1 | 435.0 | 371.3 |
| Consumer Products | 70.1 | 82.2 | 287.2 | 305.1 |
| Energy | 24.3 | 25.9 | 108.8 | 112.9 |
| **Total revenues** | $ 791.5 | $ 730.8 | $ 3,032.9 | $ 2,577.4 |

| Revenues by customer location | Q4 2024 | Q4 2023 | Fiscal 2024 | Fiscal 2023 |
|---|---|---|---|---|
| North America | $ 468.0 | $ 438.1 | $ 1,766.5 | $ 1,525.5 |
| Europe | 247.1 | 237.8 | 990.1 | 811.7 |
| Asia/Other | 76.4 | 54.9 | 276.3 | 240.2 |
| **Total revenues** | $ 791.5 | $ 730.8 | $ 3,032.9 | $ 2,577.4 |

| Additional revenue disaggregation[1] | Q4 2024 | Q4 2023 | Fiscal 2024 | Fiscal 2023 |
|---|---|---|---|---|
| Custom integration and automation systems | $ 367.7 | $ 329.0 | $ 1,422.3 | $ 1,143.3 |
| Products and equipment | 197.7 | 209.8 | 783.6 | 747.2 |
| Services including spare parts | 226.1 | 192.0 | 827.0 | 686.9 |
| **Total revenues** | $ 791.5 | $ 730.8 | $ 3,032.9 | $ 2,577.4 |

*1 Supplementary financial measure – see "Non-IFRS and Other Financial Measures."*

**FOURTH QUARTER**

Fiscal 2024 fourth quarter revenues were 8.3% or $60.7 million higher than in the corresponding period a year ago. This performance primarily reflected year-over-year organic revenue growth (growth excluding contributions from acquired companies and foreign exchange translation) of $25.3 million or 3.5%, and revenues earned by acquired companies of $34.0 million, which included $24.8 million from Avidity. Revenues generated from construction contracts increased 6.0% or $28.3 million due to organic revenue growth. Revenues from services increased 23.9% or $32.9 million due to organic revenue growth in addition to revenues earned by acquired companies of $12.9 million. Revenues from the sale of goods decreased 0.4% or $0.5 million primarily due to lower Order Backlog entering the quarter, partially offset by revenues earned by acquired companies of $20.6 million, primarily from Avidity.

By market, revenues generated in life sciences increased $50.7 million or 15.6% year over year. This was primarily due to contributions from acquisitions totalling $28.3 million and organic revenue growth on higher Order Backlog entering the quarter. Revenues in transportation increased $23.1 million or 11.6%, due to timing of program execution. Revenues generated in food & beverage increased $0.6 million or 0.6% due to revenues earned by acquired companies. Revenues generated in consumer products decreased $12.1 million or 14.7% due to timing of program execution. Revenues in energy decreased $1.6 million or 6.2% due to timing of program execution.

**FULL YEAR**

Revenues for the year ended March 31, 2024 were 17.7% or $455.5 million higher than in the prior year and included $93.5 million of revenues earned by acquired companies, including $38.6 million from Avidity, and $22.7 million from ZIA. Organic revenue growth, excluding contributions from acquired companies and the impact of foreign exchange fluctuations, was $275.2 million or 10.7% higher than the corresponding period in the prior year. Organic revenue growth was primarily related to activity in transportation, driven by EV work, as well as increases in food & beverage. Foreign exchange translation positively impacted revenues by $86.8 million or 3.4%, primarily reflecting the strengthening of the U.S. dollar and Euro relative to the Canadian dollar. Revenues generated from construction contracts increased 21.0% or $342.4 million due to higher Order Backlog entering the fiscal year, combined with positive foreign exchange translation impact. Revenues from services increased 24.9% or $122.4 million due to revenues earned by acquired companies of $60.2 million, most notably $21.7 million from ZIA, in addition to organic revenue growth and the positive impact of foreign exchange translation. Revenues from the sale of goods decreased 2.0% or $9.3 million primarily due to lower Order Backlog entering the period compared to the prior year, partially offset by revenues earned by acquired companies of $31.8 million, primarily from Avidity and ZIA, and the positive impact of foreign exchange translation.

By market, fiscal 2024 revenues from life sciences increased $58.7 million or 4.9% primarily on revenues earned by acquired companies of $54.8 million and a positive impact of foreign exchange translation, partially offset by revenues earned a year ago on a large $120.0 million program. Revenues in transportation increased $355.1 million or 61.4% due primarily to revenues earned on previously announced large EV Order Bookings. Revenues generated in food & beverage increased $63.7 million or 17.2% due to organic revenue growth and the positive impact of foreign exchange translation. Revenues generated in consumer products decreased $17.9 million or 5.9%, due to lower Order Backlog entering the fiscal year, partially offset by contributions from acquired companies of $14.4 million. Revenues in energy decreased $4.1 million or 3.6% due to lower Order Backlog entering the fiscal year.

**Cost of revenues.** At $570.7 million, fourth quarter fiscal 2024 cost of revenues increased $50.8 million, or 9.8% compared to the corresponding period a year ago, primarily due to higher revenues. Fourth quarter fiscal 2024 gross margin was 27.9%, compared to 28.9% in the corresponding period a year ago. Excluding acquisition-related inventory fair value charges of $2.0 million, gross margin in the fourth quarter of fiscal 2024 was 28.1%, 71 basis points lower than the prior year, primarily due to some lower margin programs, partially offset by accretive margin on acquisitions. Year-to-date gross margin was 28.2% (28.3% excluding acquisition-related inventory fair value charges of $2.8 million) compared to 28.2% (or 28.5% excluding acquisition-related inventory fair value charges of $9.2 million) in the corresponding period a year ago. The year-to-date gross margin, excluding acquisition-related inventory fair value charges, decreased primarily due to some lower margin programs in the current period, partially offset by accretive margin on acquisitions.

**Selling, general and administrative expenses.** SG&A expenses for the fourth quarter of fiscal 2024 were $143.7 million and included $16.4 million of costs related to the amortization of identifiable intangible assets on business acquisitions, and $4.6 million of incremental costs related to the Company's acquisition activity. Excluding these items, SG&A expenses were $122.7 million in the fourth quarter of fiscal 2024. Comparably, SG&A expenses for the fourth quarter of fiscal 2023 were $104.8 million, which excluded $17.6 million of costs related to the amortization of identifiable intangible assets on business acquisitions, and $1.5 million of incremental costs related to the Company's acquisition activity. Higher SG&A expenses in the fourth quarter of fiscal 2024 primarily reflected incremental SG&A expenses from acquired companies of $11.0 million, primarily from Avidity, in addition to various other SG&A expense increases.

Fiscal 2024 SG&A expenses were $503.5 million, which included $68.1 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $6.8 million of incremental costs related to the Company's acquisition activity, and an $11.7 million gain on sale of facilities. Excluding these costs, SG&A expenses were $440.3 million. Comparably, SG&A expenses for the year ended March 31, 2023 were $374.4 million, which excluded $67.7 million of expenses related to the amortization of identifiable intangible assets on business acquisitions, and $3.1 million of incremental costs related to the Company's acquisition activity. Excluding these costs, higher SG&A expenses for the year ended March 31, 2024 primarily reflected increased employee costs, $14.0 million of foreign exchange translation impact, and the addition of SG&A expenses from acquired companies of $28.4 million, primarily Avidity and ZIA.

**Restructuring costs.** Restructuring costs for the three and twelve months ended March 31, 2024 were $6.6 million and $22.8 million, respectively, compared to restructuring costs of $15.8 million and $27.5 million in the corresponding periods a year ago. For further information on the restructuring costs, refer to Reorganization Activity on page 26.

**Stock-based compensation.** Stock-based compensation expense was a recovery of $4.3 million in the fourth quarter of fiscal 2024, which included an $8.5 million recovery of revaluation expenses from deferred stock units and restricted share units resulting from the change in the market price of the Company's common shares between periods ("stock-based compensation revaluation expenses"). Comparably, stock-based compensation expense was $19.3 million in the corresponding period a year ago, which included $15.1 million of stock-based compensation revaluation expenses. Fiscal 2024 stock-based compensation expense was $13.8 million, which included $6.7 million recovery of stock-based compensation revaluation expenses, compared to $30.6 million a year earlier, which included $13.4 million of stock-based compensation revaluation expenses.

## Earnings and adjusted earnings from operations

*(in millions of dollars)*

| | Q4 2024 | Q4 2023 | Fiscal 2024 | Fiscal 2023 |
|---|---|---|---|---|
| **Earnings from operations** | $ 74.8 | $ 51.9 | $ 315.4 | $ 222.5 |
| Amortization of acquisition-related intangible assets | 16.4 | 17.6 | 68.1 | 67.7 |
| Acquisition-related transaction costs | 4.6 | 1.5 | 6.8 | 3.1 |
| Acquisition-related inventory fair value charges | 2.0 | — | 2.8 | 9.2 |
| Gain on sale of facilities | — | — | (11.7) | — |
| Restructuring charges | 6.6 | 15.8 | 22.8 | 27.5 |
| Mark to market portion of stock-based compensation | (8.5) | 15.1 | (6.7) | 13.4 |
| **Adjusted earnings from operations[1]** | $ 95.9 | $ 101.9 | $ 397.5 | $ 343.4 |

*1 Non-IFRS financial measure – See "Non-IFRS and Other Financial Measures."*

**FOURTH QUARTER**

Fiscal 2024 fourth quarter earnings from operations were $74.8 million (9.5% operating margin) compared to $51.9 million (7.1% operating margin) in the fourth quarter a year ago. Fiscal 2024 fourth quarter earnings from operations included $2.0 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $16.4 million related to amortization of acquisition-related intangible assets, and $4.6 million of incremental costs for the Company's acquisition activity recorded to SG&A expenses, $6.6 million of restructuring charges and a $8.5 million recovery of stock-based compensation expenses due to revaluation. Fourth quarter of fiscal 2023 earnings from operations included $17.6 million of amortization of acquisition-related intangible assets and $1.5 million of incremental costs for acquisition activity recorded in SG&A expenses, $15.8 million of restructuring charges, and $15.1 million of stock-based compensation revaluation expenses.

Excluding these items in both quarters, adjusted earnings from operations were $95.9 million (12.1% margin), compared to $101.9 million (13.9% margin) a year ago. Fourth quarter fiscal 2024 adjusted earnings from operations reflected higher cost of revenues and SG&A expenses, partially offset by increased revenues.

**FULL YEAR**

For the year ended March 31, 2024, earnings from operations were $315.4 million (10.4% operating margin), compared to $222.5 million (8.6% operating margin) a year ago. Earnings from operations included $2.8 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $68.1 million related to amortization of acquisition-related intangible assets, $6.8 million of incremental costs related to the Company's acquisition activity and an $11.7 million gain on sale of facilities recorded in SG&A expenses, $22.8 million of restructuring charges and a $6.7 million recovery of stock-based compensation revaluation expenses. For the year ended March 31, 2023, earnings from operations included $9.2 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $67.7 million related to amortization of acquisition-related intangible assets and $3.1 million of incremental costs related to the Company's acquisition activity recorded to SG&A, $27.5 million of restructuring charges and $13.4 million of stock-based compensation expenses due to revaluation.

Excluding those items in both years, adjusted earnings from operations were $397.5 million (13.1% margin), compared to $343.4 million (13.3% margin) in the corresponding period a year ago. Increased adjusted earnings from operations reflected higher revenues, partially offset by increased SG&A expenses.

**Net finance costs.** Net finance costs were $18.8 million in the fourth quarter of fiscal 2024, compared to $18.8 million a year ago. Fiscal 2024 finance costs were $68.7 million compared to $62.7 million a year ago. The increase was primarily due to higher interest rates compared to a year ago.

**Income tax provision.** For the three and twelve months ended March 31, 2024, the Company's effective income tax rates of 13.4% and 21.3%, respectively, differed from the combined Canadian basic federal and provincial income tax rate of 26.5% due to income earned in certain jurisdictions with different statutory tax rates.

**Net Income.** Net income for the fourth quarter of fiscal 2024 was $48.5 million (49 cents per share basic), compared to $29.6 million (32 cents per share basic) for the fourth quarter of fiscal 2023. The increase primarily reflected higher revenues, lower stock-based compensation expenses and lower restructuring charges, partially offset by higher cost of revenues and SG&A. Adjusted basic earnings per share were 65 cents compared to 73 cents in the fourth quarter of fiscal 2023 (see "Reconciliation of Non-IFRS Measures to IFRS Measures").

Fiscal 2024 net income was $194.2 million ($1.98 per share basic), an increase of $66.5 million (and $0.59 per share basic) compared to a year ago. This was primarily the result of higher revenues and lower restructuring charges and stock-based compensation, partially offset by higher cost of revenues, SG&A expenses, income tax expense, and finance costs. Adjusted basic earnings per share were $2.61 for the year ended March 31, 2024 compared to $2.37 in the corresponding period a year ago (see "Reconciliation of Non-IFRS Measures to IFRS Measures").

## Other Non-IFRS Measures of Performance

*(in millions of dollars)*

| | Q4 2024 | Q4 2023 | Fiscal 2024 | Fiscal 2023 |
|---|---|---|---|---|
| **Earnings from operations** | $ 74.8 | $ 51.9 | $ 315.4 | $ 222.5 |
| Depreciation and amortization | 36.3 | 33.9 | 141.2 | 125.5 |
| **EBITDA**[1] | $ 111.1 | $ 85.8 | $ 456.6 | $ 348.0 |
| Restructuring charges | 6.6 | 15.8 | 22.8 | 27.5 |
| Acquisition-related transaction costs | 4.6 | 1.5 | 6.8 | 3.1 |
| Acquisition-related inventory fair value charges | 2.0 | – | 2.8 | 9.2 |
| Mark to market portion of stock-based compensation | (8.5) | 15.1 | (6.7) | 13.4 |
| Gain on sale of facilities | – | – | (11.7) | – |
| **Adjusted EBITDA**[1] | $ 115.8 | $ 118.2 | $ 470.6 | $ 401.2 |

*1 Non-IFRS financial measure – See "Non-IFRS and Other Financial Measures"*

**FOURTH QUARTER**

Depreciation and amortization expense was $36.3 million in the fourth quarter of fiscal 2024, compared to $33.9 million a year ago; the increase was primarily related to incremental depreciation and amortization expense from recently acquired companies.

EBITDA was $111.1 million (14.0% EBITDA margin) in the fourth quarter of fiscal 2024 compared to $85.8 million (11.7% EBITDA margin) in the fourth quarter of fiscal 2023. EBITDA for the fourth quarter of fiscal 2024 included $6.6 million of restructuring charges, $4.6 million of incremental costs related to acquisition activity, $2.0 million of acquisition-related fair value adjustments to acquired inventories, and a $8.5 million recovery of stock-based compensation expenses due to revaluation. EBITDA for the corresponding period in the prior year included $1.5 million of incremental costs related to acquisition activity, $15.8 million of restructuring charges, and $15.1 million of stock-based compensation revaluation expenses. Excluding these costs, adjusted EBITDA was $115.8 million (14.6% adjusted EBITDA margin), compared to $118.2 million (16.2% adjusted EBITDA margin) for the corresponding period in the prior year. Lower adjusted EBITDA reflected increased SG&A expenses and cost of revenues, partially offset by higher revenues. EBITDA is a non-IFRS financial measure – see "Non-IFRS and Other Financial Measures."

**FULL YEAR**

Depreciation and amortization expense was $141.2 million for fiscal 2024, compared to $125.5 million a year ago; the increase was primarily related to incremental depreciation and amortization expense from recently acquired companies.

EBITDA was $456.6 million (15.1% EBITDA margin) in fiscal 2024 compared to $348.0 million (13.5% EBITDA margin) a year ago. EBITDA for fiscal 2024 included $22.8 million of restructuring charges, $6.8 million of incremental costs related to the Company's acquisition activity, $2.8 million acquisition-related fair value adjustments to acquired inventories, a $6.7 million recovery of stock-based compensation revaluation expenses, and an $11.7 million gain on sale of facilities. EBITDA a year ago included $27.5 million of restructuring charges, $3.1 million of incremental costs related to the Company's acquisition activity, $9.2 million of acquisition-related inventory fair value charges, and $13.4 million of stock-based compensation expenses due to revaluation. Excluding these costs in both years, adjusted EBITDA was $470.6 million (15.5% adjusted EBITDA margin), compared to $401.2 million (15.6% adjusted EBITDA margin) a year ago. Higher adjusted EBITDA reflected higher revenues, partially offset by increased SG&A expenses.

## Share Data

During fiscal 2024, 105,398 stock options were exercised. At May 16, 2024, the total number of common shares outstanding was 97,923,899. There were also 821,596 stock options outstanding to acquire common shares of the Company and 578,566 restricted share units outstanding that may be settled in ATS common shares where deemed advisable by the Company, as an alternative to cash payments. A portion of the restricted share units are subject to the performance vesting conditions of the plan.

In fiscal 2023, a trust was created for the purpose of purchasing common shares of the Company on the stock market. The common shares are being held in trust and may be used to settle some or all of the fiscal 2023 and 2024 restricted share unit grants when such restricted share unit grants are fully vested. During the three months ended March 31, 2024, nil common shares were purchased, during the twelve months ended March 31, 2024 the Company acquired 387,794 common shares for $23.8 million. The trust is included in the Company's consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

## Normal Course Issuer Bid

On December 13, 2023, the Company announced that the TSX had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,044,818 common shares during the 12-month period ending December 14, 2024.

For the year ended March 31, 2024, the Company purchased 300 common shares for $14 thousand under the recently announced and previous NCIB programs. Subsequent to March 31, 2024, the Company purchased 1,020,887 common shares for cancellation under the NCIB program for $45.0 million.

Some purchases under the NCIB may be made pursuant to an automatic share purchase plan between ATS and its broker. This plan enables the purchase of common shares when ATS would not ordinarily be active in the market due to internal trading blackout periods, insider trading rules, or otherwise. ATS security holders may obtain a copy of the notice, without charge, upon request from the Secretary of the Company. The NCIB program is viewed by the Company as one component of an overall capital structure strategy and complementary to its acquisition growth plans.

## Investments, Liquidity, Cash Flow and Financial Resources

### Investments

*(in millions of dollars)*

| | Fiscal 2024 | Fiscal 2023 |
|---|---|---|
| Investments – increase (decrease) | | |
| Non-cash operating working capital | $ 275.6 | $ 109.4 |
| Acquisition of property, plant and equipment | 58.8 | 56.1 |
| Acquisition of intangible assets | 29.6 | 24.2 |
| Proceeds from disposal of assets | (23.2) | (1.5) |
| **Total cash investments** | $ 340.8 | $ 188.2 |

In fiscal 2024, the Company's investment in non-cash working capital increased $275.6 million, compared to an increase of $109.4 million a year ago. Accounts receivable increased 17.9%, or $71.6 million, and net contracts in progress increased 70.4%, or $162.1 million compared to March 31, 2023, due to the timing of billings on certain customer contracts and $22.9 million of accounts receivable from recent acquisitions. The Company actively manages its accounts receivable, contract asset and contract liability balances through billing terms on long-term contracts and collection efforts. Inventories increased 15.2%, or $39.0 million, primarily due to $23.8 million of inventory from recent acquisitions. Deposits and prepaid assets increased 5.1%, or $4.8 million compared to March 31, 2023, due $4.6 million of deposits and prepaids from recent acquisitions, partially offset by a decrease in supplier deposits due to timing. Accounts payable and accrued liabilities decreased 6.7%, or $43.1 million, compared to March 31, 2023 due to timing of supplier billings and payments combined with fair value impacts related to the Company's deferred stock units and restricted share units to be settled in cash. Provisions increased 17.6%, or $5.4 million compared to March 31, 2023, primarily due to higher provisions related to the Company's reorganization plan and $2.5 million of provisions from recent acquisitions.

Non-cash working capital as a percentage of revenue was 19.0% at March 31, 2024 compared to 10.1% at March 31, 2023.

Cash investments in property, plant and equipment totalled $58.8 million in fiscal 2024, compared to $56.1 million for fiscal 2023. Expenditures primarily related to the expansion and improvement of certain manufacturing facilities and investments in computer hardware, production equipment and office equipment. Intangible assets expenditures were $29.6 million for fiscal 2024, compared to $24.2 million for fiscal 2023, and primarily related to computer software and various internal development projects. Capital expenditures for fiscal 2025 for tangible assets and intangible assets are expected to be in the $70 million to $90 million range and reflect the Company's plan to add capacity to support growth while investing in innovation, along with ongoing business requirements. The Company will continue to build flexibility in its capacity plans through the strategic use of leased facilities and third-party services.

Proceeds from disposal of assets were $23.2 million in fiscal 2024, compared to $1.5 million in fiscal 2023. The increase largely related to the disposal of two redundant facilities in the third quarter of fiscal 2024.

The Company performs impairment tests on its goodwill and intangible asset balances on an annual basis or as warranted by events or circumstances. The Company conducted its annual impairment assessment in the fourth quarter of fiscal 2024 and determined there was no impairment of goodwill or intangible assets as of March 31, 2024 (fiscal 2023 – $nil).

All the Company's investments involve risks and require judgments and estimates regarding the likelihood of recovery of the respective costs. In the event management determines that any of the Company's investments have become permanently impaired or recovery is no longer reasonably assured, the value of the investment would be written down to its estimated net realizable value as a charge against earnings.

## Liquidity, Cash Flow and Financial Resources

*(In millions of dollars, except ratios)*

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Cash and cash equivalents | $ 170.2 | $ 159.9 |
| Debt-to-equity ratio[1] | 0.79:1 | 1.18:1 |

*1 Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.*

| | Q4 2024 | Q4 2023 | Fiscal 2024 | Fiscal 2023 |
|---|---|---|---|---|
| Cash, beginning of period | $ 260.9 | $ 302.1 | $ 159.9 | $ 135.3 |
| Total cash provided by (used in): | | | | |
| Operating activities | 9.6 | 81.4 | 20.8 | 127.8 |
| Investing activities | (26.3) | (66.9) | (341.8) | (109.0) |
| Financing activities | (75.4) | (155.9) | 330.7 | 4.9 |
| Net foreign exchange difference | 1.4 | (0.8) | 0.6 | 0.9 |
| Cash, end of period | $ 170.2 | $ 159.9 | $ 170.2 | $ 159.9 |

In the fourth quarter of fiscal 2024, cash flows provided by operating activities were $9.6 million compared to $81.4 million provided by operating activities in the corresponding period a year ago. In the year ended March 31, 2024, cash flows provided by operating activities were $20.8 million compared to $127.8 million provided by operating activities a year ago. The decrease primarily related to the timing of investments in non-cash working capital in certain customer programs.

The free cash flow of the Company for fiscal 2024 was an outflow of $67.6 million, compared to an inflow of $47.5 million a year ago primarily due to increased investments in non-cash working capital. The Company has a multi-year free cash flow target of 100% of net income. Free cash flow is a non-IFRS financial measure – see "Non-IFRS and Other Financial Measures."

At March 31, 2024, the Company had $447.3 million of unutilized multipurpose credit, including letters of credit, available under existing credit facilities and an additional $293.1 million available under letter of credit facilities.

On October 5, 2023, the Company amended its senior secured credit facility (the "Credit Facility") to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750.0 million secured committed revolving line of credit and (ii) a fully drawn $300.0 million non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the

Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At March 31, 2024, the Company had utilized $704.0 million under the Credit Facility, of which $704.0 million was classified as long-term debt (March 31, 2023 – $691.9 million) and $0.0 million by way of letters of credit (March 31, 2023 – $0.0 million).

The Credit Facility is available in Canadian dollars by way of prime rate advances and/or bankers' acceptances, in U.S. dollars by way of base rate advances and/or Term SOFR, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the bank's prime rate or the bank's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For bankers' acceptances, Term SOFR, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the bankers' acceptance fee, Term SOFR rate, EURIBOR rate or Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see "Risk Management").

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At March 31, 2024, all of the covenants were met.

The Company has additional credit facilities available of $108.1 million (40.6 million Euros, U.S.$24.0 million, 120.0 million Thai Baht, 5.0 million CNY, 5.0 million GBP, $0.2 million AUD and $2.2 million CAD). The total amount outstanding on these facilities as at March 31, 2024 was $6.7 million, of which $4.1 million was classified as bank indebtedness (March 31, 2023 – $5.8 million), $2.3 million was classified as long-term debt (March 31, 2023 – $0.2 million) and $0.4 million by way of letters of credit (March 31, 2023 – $0.2 million). The interest rates applicable to the credit facilities range from 0.03% to 8.45% per annum. A portion of the long-term debt is secured by certain assets of the Company.

The Company's U.S. $350.0 million aggregate principal amount of senior notes (the "Senior Notes") were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At March 31, 2024, all of the covenants were met. Subject to certain exceptions, the Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8.1 million were deferred and are being amortized over the term of the Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S.-dollar-denominated Senior Notes (see "Risk Management").

## Contractual Obligations

*(In millions of dollars)*

The Company's contractual obligations are as follows as at March 31, 2024:

| | Payments Due by Period | | | | | | |
|---|---|---|---|---|---|---|---|
| | Total | <1 Year | 1-2 Years | 2-3 Years | 3-4 Years | 4-5 Years | >5 Years |
| Bank indebtedness | $ 4.1 | $ 4.1 | $ — | $ — | $ — | $ — | $ — |
| Long-term debt obligations[1] | 1,286.2 | 21.1 | 21.1 | 636.9 | 108.8 | 494.7 | 3.6 |
| Lease liability obligations[1] | 127.9 | 31.1 | 25.1 | 19.3 | 12.5 | 9.7 | 30.2 |
| Purchase obligations | 369.6 | 353.7 | 13.5 | 1.7 | 0.6 | 0.1 | — |
| Accounts payable and accrued liabilities | 604.5 | 604.5 | — | — | — | — | — |
| **Total** | **$ 2,392.3** | **$ 1,014.5** | **$ 59.7** | **$ 657.9** | **$ 121.9** | **$ 504.5** | **$ 33.8** |

*1 Long-term debt obligations and lease liability obligations include principal and interest.*

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at March 31, 2024, the total value of outstanding letters of credit was approximately $171.1 million (March 31, 2023 – $192.5 million).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated statement of financial position.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and monitoring their credit worthiness. The Company's credit exposure to forward foreign exchange contracts is the current replacement value of contracts that are in a gain position. The Company is also exposed to credit risk from its customers. Substantially all of the Company's trade accounts receivable are due from customers in a variety of industries and, as such, are subject to normal credit risks from their respective industries. The Company regularly monitors customers for changes in credit risk. The Company does not believe that any single market or geographic region represents significant credit risk. Credit risk concentration, with respect to trade receivables, is mitigated as the Company primarily serves large, multinational customers and obtains receivables insurance in certain instances.

# Financial Instruments

The Company has various financial instruments including cash and cash equivalents, trade accounts receivable, bank indebtedness, trade accounts payable and accrued liabilities and long-term debt which are used in the normal course of business to maintain operations. The Company uses derivative financial instruments to help manage and mitigate various risks that the business faces.

# Risk Management

An interest rate risk exists with financial instruments held by the Company, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors.

The Company uses a variable for fixed interest rate swap as a derivative financial instrument to hedge a portion of its interest rate risk. Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300.0 million non-amortized secured credit facility to a fixed 4.241% interest rate. The terms of the hedging instrument will end on November 4, 2024. Effective November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300.0 million non-amortized secured credit facility to a fixed 4.044% interest rate for the period November 4, 2024 to November 4, 2026.

A credit risk exists with financial instruments held by the Company, which is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company attempts to mitigate this risk by following policies and procedures surrounding accepting work with new customers, and performing work for a large variety of multinational customers in diversified industries.

There is a liquidity risk, which is the risk that the Company may encounter difficulties in meeting obligations associated with some financial instruments. This is managed by ensuring, to the extent possible, that the Company will have sufficient liquidity to meet its liabilities when they become due.

# Foreign Exchange Risk

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the Canadian dollar, through borrowings in currencies other than its functional currency and through its investments in its foreign-based subsidiaries.

The Company's Canadian operations generate significant revenues in major foreign currencies, primarily U.S. dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this foreign currency exposure, the Company has entered into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contract requirements are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company's markets and the Company's past experience. Certain of the Company's foreign subsidiaries will also enter forward foreign exchange contracts to hedge identified balance sheet, revenue and purchase exposures. The Company's forward foreign exchange contract hedging program is intended to mitigate movements in currency rates primarily over a four- to six-month period.

The Company uses cross-currency swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175.0 million into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 4.169% Canadian. The terms of the hedging instrument will end on December 15, 2025.

The Company manages foreign exchange risk on its Euro-denominated net investments. The Company uses a cross-currency interest rate swap as derivative financial instruments to hedge a portion of the foreign exchange risk related to its Euro-denominated net investment. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap 161.1 million Euros into Canadian dollars. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. The terms of the hedging relationship will end on December 15, 2025.

In addition, from time to time, the Company may hedge the foreign exchange risk arising from foreign currency debt, intercompany loans, net investments in foreign-based subsidiaries and committed acquisitions through the use of forward foreign exchange contracts or other non-derivative financial instruments. The Company uses hedging as a risk management tool, not to speculate.

## Period Average Exchange Rates in Canadian Dollars

| | Year-end actual exchange rates | | | Period average exchange rates | | |
|---|---|---|---|---|---|---|
| | March 31 2024 | March 31 2023 | % change | March 31 2024 | March 31 2023 | % change |
| U.S. dollar | 1.355 | 1.351 | 0.3% | 1.349 | 1.324 | 1.9% |
| Euro | 1.461 | 1.465 | (0.3)% | 1.463 | 1.379 | 6.1% |

# Consolidated Quarterly Results

*(In millions of dollars, except per share amounts)*

| | Q4 2024 | Q3 2024 | Q2 2024 | Q1 2024 | Q4 2023 | Q3 2023 | Q2 2023 | Q1 2023 |
|---|---|---|---|---|---|---|---|---|
| Revenues | $ 791.5 | $ 752.0 | $ 735.7 | $ 753.6 | $ 730.8 | $ 647.0 | $ 588.9 | $ 610.6 |
| Earnings from operations | $ 74.8 | $ 78.5 | $ 83.0 | $ 79.0 | $ 51.9 | $ 56.0 | $ 53.0 | $ 61.6 |
| Adjusted earnings from operations[1, 4] | $ 95.9 | $ 101.2 | $ 98.3 | $ 102.1 | $ 101.9 | $ 86.2 | $ 76.1 | $ 79.2 |
| Net income | $ 48.5 | $ 47.2 | $ 50.7 | $ 47.7 | $ 29.6 | $ 29.2 | $ 29.5 | $ 39.4 |
| Basic earnings per share | $ 0.49 | $ 0.48 | $ 0.51 | $ 0.50 | $ 0.32 | $ 0.32 | $ 0.32 | $ 0.43 |
| Diluted earnings per share | $ 0.49 | $ 0.47 | $ 0.51 | $ 0.50 | $ 0.32 | $ 0.32 | $ 0.32 | $ 0.42 |
| Adjusted basic earnings per share[1, 4] | $ 0.65 | $ 0.65 | $ 0.63 | $ 0.69 | $ 0.73 | $ 0.56 | $ 0.51 | $ 0.57 |
| Order Bookings[2] | $ 791.0 | $ 668.0 | $ 742.0 | $ 690.0 | $ 737.0 | $ 979.0 | $ 804.0 | $ 736.0 |
| Order Backlog[3] | $ 1,793.0 | $ 1,907.0 | $ 2,016.0 | $ 2,023.0 | $ 2,153.0 | $ 2,143.0 | $ 1,793.0 | $ 1,555.0 |

*1 Non-IFRS financial measure – See "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures"*
*2 Non-IFRS financial measure – See "Non-IFRS and Other Financial Measures" and "Order Bookings by Quarter"*
*3 Non-IFRS financial measure – See "Non-IFRS and Other Financial Measures" and "Order Backlog Continuity"*
*4 The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures"*

Interim financial results are not necessarily indicative of annual or longer-term results because capital equipment markets served by the Company tend to be cyclical in nature. Operating performance quarter to quarter is also affected by the timing of revenue recognition on large programs in Order Backlog, which is impacted by such factors as customer delivery schedules, the timing of receipt of third-party components, and by the timing of acquisitions. General economic trends, product life cycles and product changes may impact revenues and operating performance. ATS typically experiences some seasonality with its Order Bookings, revenues and earnings from operations, due to employee vacations, seasonality of growing seasons within the food industry and summer plant shutdowns by its customers.

# Related Party Transactions

The Company has an agreement with a shareholder, Mason Capital Management, LLC ("Mason Capital"), pursuant to which Mason Capital has agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $0.5 million. As part of the agreement, Michael Martino, a member of the Company's Board of Directors who is associated with Mason Capital, has waived any fees to which he may have otherwise been entitled for serving as a member of the Board of Directors or as a member of any committee of the Board of Directors.

There were no other significant related party transactions in fiscal 2024.

## Reconciliation of Non-IFRS Measures to IFRS Measures

*(In millions of dollars, except per share data)*

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income):

| | Q4 2024 | Q4 2023 | Fiscal 2024 | Fiscal 2023 |
|---|---|---|---|---|
| **Adjusted EBITDA** | $ 115.8 | $ 118.2 | $ 470.6 | $ 401.2 |
| Less: restructuring charges | 6.6 | 15.8 | 22.8 | 27.5 |
| Less: acquisition-related transaction costs | 4.6 | 1.5 | 6.8 | 3.1 |
| Less: acquisition-related inventory fair value charges | 2.0 | — | 2.8 | 9.2 |
| Less: mark to market portion of stock-based compensation | (8.5) | 15.1 | (6.7) | 13.4 |
| Less: gain on sale of facilities | — | — | (11.7) | — |
| **EBITDA** | $ 111.1 | $ 85.8 | $ 456.6 | $ 348.0 |
| Less: depreciation and amortization expense | 36.3 | 33.9 | 141.2 | 125.5 |
| **Earnings from operations** | $ 74.8 | $ 51.9 | $ 315.4 | $ 222.5 |
| Less: net finance costs | 18.8 | 18.8 | 68.7 | 62.7 |
| Less: provision for income taxes | 7.5 | 3.5 | 52.5 | 32.1 |
| **Net income** | $ 48.5 | $ 29.6 | $ 194.2 | $ 127.7 |

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net income and basic earnings per share):

| | Three Months Ended March 31, 2024 | | | | | Three Months Ended March 31, 2023 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Earnings from operations | Finance costs | Provision for income taxes | Net income | Basic EPS | Earnings from operations | Finance costs | Provision for income taxes | Net income | Basic EPS |
| Reported (IFRS) | $ 74.8 | $ (18.8) | $ (7.5) | $ 48.5 | $ 0.49 | $ 51.9 | $ (18.8) | $ (3.5) | $ 29.6 | $ 0.32 |
| Amortization of acquisition-related intangibles | 16.4 | – | – | 16.4 | 0.16 | 17.6 | – | – | 17.6 | 0.19 |
| Restructuring charges | 6.6 | – | – | 6.6 | 0.07 | 15.8 | – | – | 15.8 | 0.17 |
| Acquisition-related inventory fair value charges | 2.0 | – | – | 2.0 | 0.02 | – | – | – | – | – |
| Acquisition-related transaction costs | 4.6 | – | – | 4.6 | 0.05 | 1.5 | – | – | 1.5 | 0.02 |
| Mark to market portion of stock-based compensation | (8.5) | – | – | (8.5) | (0.09) | 15.1 | – | – | 15.1 | 0.17 |
| Tax effect adjustments[1] | – | – | (5.3) | (5.3) | (0.05) | – | – | (12.9) | (12.9) | (0.14) |
| Adjusted (non-IFRS) | $ 95.9 | | | $ 64.3 | $ 0.65 | $ 101.9 | | | $ 66.7 | $ 0.73 |

1 *Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.*

| | Year Ended March 31, 2024 | | | | | Year Ended March 31, 2023 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Earnings from operations | Finance costs | Provision for income taxes | Net income | Basic EPS | Earnings from operations | Finance costs | Provision for income taxes | Net income | Basic EPS |
| Reported (IFRS) | $ 315.4 | $ (68.7) | $ (52.5) | $ 194.2 | $ 1.98 | $ 222.5 | $ (62.7) | $ (32.1) | $ 127.7 | $ 1.39 |
| Amortization of acquisition-related intangibles | 68.1 | – | – | 68.1 | 0.70 | 67.7 | – | – | 67.7 | 0.74 |
| Restructuring charges | 22.8 | – | – | 22.8 | 0.23 | 27.5 | – | – | 27.5 | 0.30 |
| Acquisition-related fair value inventory charges | 2.8 | – | – | 2.8 | 0.03 | 9.2 | – | – | 9.2 | 0.10 |
| Acquisition-related transaction costs | 6.8 | – | – | 6.8 | 0.07 | 3.1 | – | – | 3.1 | 0.03 |
| Mark to market portion of stock-based compensation | (6.7) | – | – | (6.7) | (0.07) | 13.4 | – | – | 13.4 | 0.14 |
| Gain on sale of facilities | (11.7) | – | – | (11.7) | (0.12) | – | – | – | – | – |
| Tax effect of the above adjustments[1] | – | – | (21.0) | (21.0) | (0.21) | – | – | (30.7) | (30.7) | (0.33) |
| Adjusted (non-IFRS) | $ 397.5 | | | $ 255.3 | $ 2.61 | $ 343.4 | | | $ 217.9 | $ 2.37 |

1 *Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.*

The following table reconciles organic revenue to the most directly comparable IFRS measure (revenue):

| | Q4 2024 | Q4 2023 | Fiscal 2024 | Fiscal 2023 |
|---|---|---|---|---|
| Organic revenue | $ 756.1 | $ 702.7 | $ 2,852.6 | $ 2,382.1 |
| Revenues of acquired companies | 34.0 | 4.8 | 93.5 | 201.7 |
| Impact of foreign exchange rate changes | 1.4 | 23.3 | 86.8 | (6.4) |
| Total revenue | $ 791.5 | $ 730.8 | $ 3,032.9 | $ 2,577.4 |
| Organic revenue growth | 3.5% | | 10.7% | |

The following table reconciles non-cash working capital as a percentage of revenues to the most directly comparable IFRS measures:

| As at | March 31 2024 | March 31 2023 |
|---|---|---|
| Accounts receivable | $ 471.3 | $ 399.7 |
| Income tax receivable | 13.4 | 15.2 |
| Contract assets | 704.7 | 527.0 |
| Inventories | 295.9 | 256.9 |
| Deposits, prepaids and other assets | 98.2 | 93.4 |
| Accounts payable and accrued liabilities | (604.5) | (647.6) |
| Income tax payable | (44.7) | (38.9) |
| Contract liabilities | (312.2) | (296.6) |
| Provisions | (36.0) | (30.6) |
| **Non-cash working capital** | $ 586.1 | $ 278.5 |
| Trailing six-month revenues annualized | $ 3,087.0 | $ 2,755.6 |
| **Working capital %** | 19.0% | 10.1% |

The following table reconciles net debt to the most directly comparable IFRS measures:

| As at | March 31 2024 | March 31 2023 |
|---|---|---|
| Cash and cash equivalents | $ 170.2 | $ 159.9 |
| Bank indebtedness | (4.1) | (5.8) |
| Current portion of lease liabilities | (27.6) | (24.0) |
| Current portion of long-term debt | (0.2) | (0.1) |
| Long-term lease liabilities | (83.8) | (73.3) |
| Long-term debt | (1,171.8) | (1,155.7) |
| **Net Debt** | $ (1,117.3) | $ (1,099.0) |
| Adjusted EBITDA (TTM) | $ 470.6 | $ 401.2 |
| **Net Debt to Adjusted EBITDA** | 2.4x | 2.7x |

The following table reconciles free cash flow to the most directly comparable IFRS measures:

| *(in millions of dollars)* | Q4 2024 | Q4 2023 | Fiscal 2024 | Fiscal 2023 |
|---|---|---|---|---|
| Cash flows provided by operating activities | $ 9.6 | $ 81.4 | $ 20.8 | $ 127.8 |
| Acquisition of property, plant and equipment | (12.3) | (23.4) | (58.8) | (56.1) |
| Acquisition of intangible assets | (13.6) | (10.1) | (29.6) | (24.2) |
| **Free cash flow** | $ (16.3) | $ 47.9 | $ (67.6) | $ 47.5 |

Certain non-IFRS financial measures exclude the impact on stock-based compensation expense of the revaluation of deferred stock units and restricted share units resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

| *(in millions of dollars)* | Q4 2024 | Q3 2024 | Q2 2024 | Q1 2024 | Q4 2023 | Q3 2023 | Q2 2023 | Q1 2023 |
|---|---|---|---|---|---|---|---|---|
| Total stock-based compensation expense | $ (4.3) | $ 4.7 | $ 3.5 | $ 10.0 | $ 19.3 | $ 9.9 | $ 5.3 | $ (4.0) |
| Less: mark to market portion of stock-based compensation | (8.5) | (0.6) | (2.0) | 4.4 | 15.1 | 5.6 | 1.0 | (8.3) |
| **Base stock-based compensation expense** | $ 4.2 | $ 5.3 | $ 5.5 | $ 5.6 | $ 4.2 | $ 4.3 | $ 4.3 | $ 4.3 |

# Critical Accounting Estimates and Assumptions

The preparation of the Company's consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. Uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company based its assumptions on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates as they occur.

Notes 2 and 3 to the consolidated financial statements describe the basis of accounting and the Company's significant accounting policies.

## Macroeconomic environment

The Company continues to operate amidst an uncertain macroeconomic environment, including inflation, supply chain disruptions, interest rate changes, regional conflicts, and the impacts of any pandemic or epidemic outbreak or resurgence. Further increases in inflation and interest rates could affect the global and Canadian economies, which could adversely affect the Company's business, operations and customers. ATS will continue to monitor these dynamic macroeconomic conditions to assess any potential impacts on the business, financial results, and conditions of the Company. Management will continue to monitor and assess the impact of these factors on its judgments, estimates, accounting policies, and amounts recognized in the Company's consolidated financial statements.

The Company tests for impairment on an annual basis and if there are indicators that impairment may have arisen. In calculating the recoverable amount for impairment testing, management is required to make several assumptions, including, but not limited to, expected future revenues, expected future cash flows and forward multiples.

## Revenue recognition and contracts in progress

The nature of ATS contracts requires the use of estimates to quote new business, and most automation systems are typically sold on a fixed-price basis. Revenues on construction contracts and other long-term contracts are recognized on a percentage of completion basis as outlined in note 3(c) "Revenue recognition – Construction contracts" to the consolidated financial statements. In applying the accounting policy on construction contracts, judgment is required in determining the estimated costs to complete a contract. These cost estimates are reviewed at each reporting period and by their nature may give rise to income volatility. If the actual costs incurred by the Company to complete a contract

are significantly higher than estimated, the Company's earnings may be negatively affected. The use of estimates involves risks, including volatility within the supply chain that can lead to inflation to the price of inputs as well as the work to be performed involves varying degrees of technical uncertainty, including possible development work to meet the customer's specification, the extent of which is sometimes not determinable until after the project has been awarded. In the event the Company is unable to meet the defined performance specification for a contracted automation system, it may need to redesign and rebuild all or a portion of the system at its expense without an increase in the selling price. Certain contracts may have provisions that reduce the selling price or provide purchase price refunds if the Company fails to deliver or complete the contract by specified dates. These provisions may expose the Company to liabilities or adversely affect the Company's results of operations or financial position.

ATS' contracts may be terminated by customers in the event of a default by the Company or, in some cases, for the convenience of the customer. In the event of a termination for convenience, the Company typically negotiates a payment provision reflective of the progress achieved on the contract and/or the costs incurred to the termination date. If a contract is cancelled, Order Backlog is reduced and production utilization may be negatively impacted.

A complete provision, which can be significant, is made for losses on such contracts when the losses first become known. Revisions in estimates of costs and profits on contracts, which can also be significant, are recorded in the accounting period in which the relevant facts impacting the estimates become known.

A portion of ATS' revenue is recognized when earned, which is generally at the time of shipment and transfer of title to the customer, provided collection is reasonably assured.

## Investment tax credits and income taxes

Investment tax credit assets, disclosed in note 18 to the consolidated financial statements, are recognized as a reduction of the related expenses in the year in which the expenses are incurred, provided there is reasonable assurance that the credits will be realized. Management has made estimates and assumptions in determining the expenditures eligible for the investment tax credits claim and the amount could be materially different from the recorded amount upon review by the government. Deferred income tax assets, disclosed in note 18 to the consolidated financial statements, are recognized to the extent that it is probable that taxable income will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income tax assets that can be recognized based upon the likely timing and level of future taxable income together with future tax- planning strategies.

If the assessment of the Company's ability to utilize the deferred income tax asset changes, the Company would be required to recognize more or fewer deferred income tax assets, which would increase or decrease income tax expense in the period in which this is determined. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous taxation audits and differing interpretations of tax regulations by the taxable entity and the respective tax authority. These provisions for uncertain tax positions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all the relevant factors. The Company reviews the adequacy of these provisions at each quarter. However, it is possible that at some future date an additional liability could result from audits by taxation authorities. Where the final tax outcome of these matters is different from the amount initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

## Stock-based payment transactions

The Company measures the cost of transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for stock-based payment transactions requires the determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the future forfeiture rate, the expected life of the share option, weighted average risk-free interest rate, volatility and dividend yield, and formation of assumptions. The assumptions and models used for estimating fair value for stock-based payment transactions are disclosed in note 19 to the consolidated financial statements.

## Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The calculations involve significant estimates and assumptions. Items estimated include cash flows, discount rates and assumptions on revenue growth rates. These estimates could affect the Company's future results if the current estimates of future performance and fair values change. Goodwill is assessed for impairment on an annual basis as described in note 11 to the consolidated financial statements. The Company performed its annual impairment test of goodwill as at March 31, 2024 and determined there was no impairment (March 31, 2023 – $nil).

## Provisions

As described in note 3(n) to the consolidated financial statements, the Company records a provision when an obligation exists, an outflow of economic resources required to settle the obligation is probable and a reliable estimate can be made of the amount of the obligation. The Company records a provision based on the best estimate of the required economic outflow to settle the present obligation at the consolidated statement of financial position date. While management believes these estimates are reasonable, differences in actual results or changes in estimates could have a material impact on the obligations and expenses reported by the Company.

## Employee benefits

The cost of defined benefit pension plans and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in their respective currency, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country. Further details about the assumptions used are provided in note 15 to the consolidated financial statements.

# Changes in Accounting Policies

# Accounting Standards Adopted in Fiscal 2024

The following amendments to accounting standards were adopted by the Company during fiscal 2024:

## (i) Amendments to IAS 12 – Income taxes

Effective May 23, 2023, the IASB issued International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12 – Income Taxes ("IAS 12")). The amendments provide a mandatory immediate temporary exception to accounting for deferred taxes arising from the Organization for Economic Co-operation and Development's ("OECD") international tax reform and introduce additional disclosure requirements for annual financial statements. The Company has applied the mandatory temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. The adoption did not have an impact on the Company's annual audited consolidated financial statements.

## (ii) Amendments to IAS 1 – Presentation of Financial Statements

In February 2021, the IASB issued amendments to IAS 1, Disclosure of Accounting Policies, aiming to assist preparers in determining which accounting policies to disclose in their financial statements. Instead of disclosing significant accounting policies, entities are now required to disclose material accounting policy information. These amendments have been adopted in the Company's consolidated financial statements for the period ended on March 31, 2024.

# Accounting Standards Issued But Not Yet Effective

A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ended March 31, 2024, and accordingly, have not been applied in preparing the consolidated financial statements. This listing is of standards and amendments issued that the Company reasonably expects to be applicable at a future date.

## (i) Amendments to IAS 1 – Presentation of Financial Statements (effective for reporting periods beginning on or after January 1, 2024)

The IASB clarified the classification of liabilities as current or non-current based on the existence of a right to defer settlement at the reporting date. The classification of a liability remains unaffected by the intentions or expectations of the entity to exercise its right to defer settlement, or will to choose to settle early.

The IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Future covenants do not affect classification, however, if there is a future covenant on a non-current liability, entities are required to disclose information regarding the risk that those liabilities could become repayable within 12 months after the reporting date.

The Company does not expect the amendments to IAS 1 to have a significant impact on its consolidated financial statements, and will incorporate the new disclosure requirements of IAS 1 in its consolidated financial statements upon adoption on April 1, 2024.

### (ii) Issuance of IFRS 18 – Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18 which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. The requirements include required totals, subtotals and new categories in the consolidated statements of income; disclosure of management-defined performance measures and guidance on aggregation and disaggregation. Retrospective application is required in both annual and interim financial statements. The Company is in the process of reviewing the new standard to determine the impact on the consolidated financial statements.

## Controls and Procedures

The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Company are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company. The control framework used in the design of disclosure controls and procedures and internal control over financial reporting is the "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

### Disclosure Controls and Procedures

An evaluation of the design and operating effectiveness of the Company's disclosure controls and procedures was conducted as of March 31, 2024 under the supervision of the CEO and CFO as required by CSA National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings. The evaluation included documentation, review, enquiries and other procedures considered appropriate in the circumstances. Based on that evaluation, the CEO and the CFO have concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance that information relating to the Company and its consolidated subsidiaries that is required to be disclosed in reports filed under provincial and territorial securities legislation is recorded, processed, summarized and reported to senior management, including the CEO and the CFO, so that appropriate decisions can be made by them regarding required disclosure within the time periods specified in the provincial and territorial securities legislation.

### Internal Control over Financial Reporting

CSA National Instrument 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining internal control over financial reporting for the Company, and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

The CEO and CFO have, using the framework and criteria established in "Internal Control – Integrated Framework (2013)" issued by COSO, evaluated the design and operating effectiveness of the Company's internal controls over financial reporting and concluded that, as of March 31, 2024, internal controls over financial reporting were effective to provide reasonable assurance that information related to consolidated results and decisions to be made based on those results were appropriate.

There were no significant changes or material weaknesses in the design of the Company's internal controls over financial reporting during fiscal 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management, including the CEO and CFO, do not expect that the Company's disclosure controls or internal controls over financial reporting will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

## Limitation on Scope

Avidity was acquired on November 16, 2023. The Avidity earnings were consolidated from November 16, 2023. Management has not fully completed its review of internal controls over financial reporting for this newly acquired organization. Since the acquisition occurred within the 365 days of the reporting period, management has limited the scope of design and subsequent evaluation of disclosure controls and procedures and internal controls over financial reporting, as permitted pursuant to National Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings. For the period covered by this MD&A, management has undertaken additional procedures to satisfy itself with respect to the accuracy and completeness of the acquired company's financial information. The following summary of financial information pertains to the acquisition that was included in ATS' consolidated financial statements for the quarter ended March 31, 2024.

*(millions of dollars)*

| | |
|---|---|
| Revenue[1] | $ 38.6 million |
| Net income[1,3] | $ (0.9) million |
| Current assets[2] | $ 55.7 million |
| Non-current assets[2] | $ 244.7 million |
| Current liabilities[2] | $ 20.7 million |
| Non-current liabilities[2] | $ 12.4 million |

*1 Results from November 16, 2023 to March 31, 2024*
*2 Balance sheet as at March 31, 2024*
*3 Net income includes items excluded from management's internal analysis of results, such as amortization expense of acquisition-related intangible assets, acquisition-related fair value adjustments to acquired inventories, finance costs, and certain other adjustments.*

# Other Major Considerations and Risk Factors

Any investment in ATS will be subject to risks inherent to ATS' business. The following risk factors are discussed in the Company's Annual Information Form, which may be found on SEDAR+ at *www.sedarplus.com* and on EDGAR at *www.sec.gov*.

- Strategy execution risks;
- Customer concentration risks;
- Cumulative loss of several significant contracts;
- Inflation risk;
- Market volatility;
- Security breaches or disruptions of information technology systems;
- Acquisition risks;
- Share price volatility;
- Pricing, quality, delivery and volume risk;
- Geopolitical disputes and conflicts, acts of war, terrorism, natural or other disasters, or other disruptive risks;
- First-time program and production risks;
- Expansion risks;
- Regional energy shortages, price increases;
- Infectious disease, pandemic, or similar public health threat risks;
- Liquidity, access to capital markets and leverage;
- Restrictive covenants;
- Availability of performance and other guarantees from financial institutions;
- Automation systems pricing;
- Revenue mix risk;
- Litigation;
- Product failure;
- Industry consolidation;

- Competition risk;
- Action of activists risk;
- New product market acceptance, obsolescence, and commercialization;
- Customer risks;
- International trade;
- Adverse developments affecting the financial services industry;
- Environmental, social and governance considerations risk;
- Insurance coverage;
- Availability of raw materials and other manufacturing inputs;
- Insolvency or financial distress of third parties;
- Availability of human resources and dependence on key personnel;
- Restructuring and work stoppage risk;
- Lengthy sales cycles;
- Lack of long-term customer commitment;
- Foreign exchange risk;
- Doing business in foreign countries;
- Legislative compliance;
- Environmental compliance;
- Canadian Corruption of Foreign Public Officials Act, United States Foreign Corrupt Practices Act and Anti-bribery laws risk;
- Intellectual property protection risks;
- Infringement of third parties' intellectual property rights risk;
- Impairment of intangible assets risk;
- Income and other taxes and uncertain tax liabilities;
- Internal controls;
- Variations in quarterly results;
- Risks associated with product businesses;
- Manufacturing facilities disruption;
- Dependence on performance of subsidiaries;
- Securities and industry analysts risk;
- Conditions in China;
- China subsidiaries' permits and business licenses;
- Misuse of China subsidiaries' chops;
- Cost of labour in China;
- Enforcing rights and judgments in China;
- Cost of compliance risk; and
- Foreign private issuer risk.

# Forward-Looking Statements

This document contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company's strategy to expand organically and through acquisition, and the expected benefits to be derived; the ABM; disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets; conversion of opportunities into Order Bookings; the Company's Order Backlog partially mitigating the impact of variable Order Bookings; rate of Order Backlog conversion to revenue; the expected benefits where the Company engages with customers on enterprise-type solutions and the potential impact of the Company's approach to market and timing of customer decisions on

Order Bookings, performance period, and timing of revenue recognition; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; expected benefits with respect to the Company's efforts to grow its product portfolio and after-sale service revenues; initiatives in furtherance of the Company's goal of expanding its adjusted earnings from operations margin over the long term and potential impact of supply chain disruptions; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers' capital expenditure cycles; the range of reoccurring revenues as a percentage of total revenues; the impact of developing the Company's digitalization capabilities, including the collection and interpretation of data, as a key area of growth, and to drive meaningful change to optimize performance for customers; expectation of synergies from integration of acquired businesses; the closing and completion of any planned acquisitions as anticipated; the timing and amount of restructuring costs; non-cash working capital levels as a percentage of revenues in the short-term and the long-term; reorganization activity, and its ability to improve the cost structure of the Company, and to be reallocated to growth areas, and the expected timing and cost of this reorganization activity; expectation in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the strategic nature and size of electric vehicle programs; revenue growth in other markets and due to acquisitions to offset any reduced volumes from the electric vehicle program in fiscal 2025; expected capital expenditures for fiscal 2025; the uncertainty and potential impact on the Company's business and operations due to the current macroeconomic environment including the impacts of infectious diseases or any epidemic or pandemic outbreak or resurgence, inflation, supply chain disruptions, interest rate changes, energy shortages, global price increases, events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks that have in the past and may in the future lead to market-wide liquidity problems, and regional conflicts; the Company's belief with respect to the outcome of certain lawsuits, claims and contingencies; and the expectation that changes in accounting standards will not have a material effect on the Company's financial statements.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS' business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; risks related to customer concentration; risks related to a recession, slowdown, and/or sustained downturn in the economy; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the effect of events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, that have in the past and may in the future lead to market-wide liquidity problems; energy shortages and global prices increases; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ABM is not effective in accomplishing its goals; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to expand adjusted earnings from operations margin over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers' expenditure cycles; that reoccurring revenues are not in the expected range; the development of the Company's digitalization capabilities fails to achieve the growth or change expected; that planned acquisitions are not closed as anticipated or at all; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in

customer programs; that planned reorganization activity does not succeed in improving the cost structure of the Company or that the investment is not reallocated to growth areas, or is not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; the impact on the Company's financial statements of changes in accounting standards; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS' shares; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS' annual information form for the fiscal year ended March 31, 2024, which are available on the SEDAR+ at www.sedarplus.com and on the U.S. Securities Exchange Commission's EDGAR at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company's business and operations; the ability of ATS to execute on its business objectives; and general economic and political conditions, and global events, including any epidemic or pandemic outbreak or resurgence.

Forward-looking statements included in this document are only provided to understand management's current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

# Non-IFRS and Other Financial Measures

Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms "EBITDA," "organic revenue," "adjusted net income," "adjusted earnings from operations," "adjusted EBITDA," "adjusted basic earnings per share," and "free cash flow," are non-IFRS financial measures, "EBITDA margin," "adjusted earnings from operations margin," "adjusted EBITDA margin," "organic revenue growth," "non-cash working capital as a percentage of revenues," and "net debt to adjusted EBITDA" are non-IFRS ratios, and "operating margin," "reoccurring revenues," "custom integration revenues," "products and equipment revenues," "service including spare parts revenues," "Order Bookings," "organic Order Bookings," "organic Order Bookings growth," "Order Backlog," and "book-to-bill ratio" are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses "earnings from operations," which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company's consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company's earnings from operations as a percentage of revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company's EBITDA as a percentage of revenues. Organic revenue is defined as revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported revenue of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management's internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-reoccurring in nature ("adjustment items"). Adjusted earnings from operations margin is an expression of the Company's adjusted earnings from operations as a percentage of revenues. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Adjusted EBITDA margin is an expression of the entity's adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-reoccurring nature. Non-cash working capital as a percentage of revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter revenues annualized. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to adjusted EBITDA. Reoccurring revenue for ATS is defined as revenue from ancillary products and services associated with equipment sales and revenue from customers who purchase non-customized ATS products at regular intervals. Custom integration revenues are defined as revenues from end-to-end manufacturing solutions customized to customer needs. Products and equipment revenues are defined as revenues from modular or standardized equipment and other products. Services including spare parts revenues are defined as revenues

from consulting, digital and other services, including aftermarket services and spares. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to revenue.

Following amendments to ATS' Restricted Stock Unit Plan in 2022 to provide the Company with the option for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled restricted share units using the equity method of accounting. However, prior restricted share unit grants which will be cash-settled and deferred stock unit grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have volatility period over period based on the fluctuating price of ATS' common shares. Certain non-IFRS financial measures (adjusted EBITDA, net debt to adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) exclude the impact on stock-based compensation expense of the revaluation of deferred stock units and restricted share units resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, EBITDA, EBITDA margin, adjusted EBITDA, and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company's operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company's ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business' ongoing operating performance. Management uses the measure "non-cash working capital as a percentage of revenues" to assess overall liquidity. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to adjusted EBITDA as a measurement of leverage of the Company. Reoccurring revenues, custom integration revenues, products and equipment revenues and service including spare parts revenues are used by the Company to understand the revenue portfolio of the Company. Order Bookings provide an indication of the Company's ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic Order Bookings growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company's ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income, (ii) adjusted net income to net income, (iii) adjusted basic earnings per share to basic earnings per share (iv) free cash flow to its IFRS measure components and (vi) organic revenue to revenue, in each case for the three and twelve months ended March 31, 2024 and March 31, 2023, is contained in this MD&A (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). This MD&A also contains a reconciliation of (i) non-cash working capital as a percentage of revenues and (ii) net debt to their IFRS measure components, in each case at both March 31, 2024 and March 31, 2023 (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). A reconciliation of adjusted earnings from operations to earnings from operations for the three and twelve months ended March 31, 2024 and March 31, 2023 is also contained in this MD&A (see "Earnings and Adjusted Earnings from Operations"). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three and twelve months ended March 31, 2024 and March 31, 2023 is also contained in this MD&A (see "Order Backlog Continuity").

# Management's Annual Report on Internal Controls Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as of March 31, 2024. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as of March 31, 2024.



**Andrew Hider**
**Chief Executive Officer**



**Ryan McLeod**
**Chief Financial Officer**

# Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

**ATS Corporation**

## Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ATS Corporation (the "Company") as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

## Estimated costs to complete on long-term revenue construction contracts

| | |
|---|---|
| **Description of the Matter** | The Company is involved in the design and build of custom-engineered automated manufacturing and test systems, which consist of long-term projects that can span from several months to several years. Revenue from these fixed-price construction contracts is recognized over time based on the percentage-of-completion method. This method is measured by reference to costs incurred to date as a percentage of the total estimated costs to complete a contract. The Company's policy for revenue recognition together with the related critical accounting estimates and judgments are described in notes 3 and 4 of the consolidated financial statements. The Company recognized $1,972,816 thousand of revenues on long-term construction contracts for the year ended March 31, 2024.<br><br>Auditing the Company's estimated costs to complete on fixed-price construction contracts that were open at period-end was complex due to the significant estimation uncertainty and judgment involved in evaluating the assumptions made by management in the creation and subsequent updates to the estimated costs to complete analyses. The total estimated costs to complete a contract drives the timing of revenue and profit recognition and can have a material impact on the amount of revenue recognized. The significant assumptions include those related to estimated future labour and materials costs. These assumptions are subjective due to the long-term and unique nature of many of the projects and are dependent on the status of the individual project as of the period-end date. |
| **How We Addressed the Matter in Our Audit** | We obtained an understanding, evaluated the design, and, at certain locations, tested the operating effectiveness of controls related to the Company's initial budgeting process for new long-term fixed-price construction contracts.<br><br>To test the estimated costs to complete on open fixed-price construction contracts, our audit procedures included, among others, selecting a sample of open contracts and agreeing the key terms of contractual arrangements and change orders to contract documentation and management's estimates. We inquired and evaluated the consistency of responses obtained from operational personnel across various levels of management regarding risks and uncertainties, as well as the nature of the work yet to be completed and estimated costs to complete such work. We compared a sample of estimated labour and materials costs to complete used in the determination of revenue recognition to vendor quotes, purchase orders contractual labour rates or actual costs incurred for comparable completed contracts. We compared the margin of open fixed-price construction contracts as at period-end to the estimate of margin at inception of the project as well as the actual prior year-end margin, when applicable, and investigated differences outside our expectation. We also assessed the adequacy of disclosures that describe the areas of judgement and estimation uncertainties involving revenue recognition for open fixed-price construction contracts. |

## Valuation of acquired intangible assets in Avidity Science business combination

| | |
|---|---|
| **Description of the Matter** | The Company completed the acquisition of Avidity Science during the year ended March 31, 2024 as disclosed in note 5 of the consolidated financial statements. The total purchase price of the business combination was $267,649 thousand. The purchase price allocation included intangible assets such as technology, customer lists and brands of $127,665 thousand as at the acquisition date. To value these assets, the Company used a discounted cash flow model.<br><br>Auditing the Company's accounting for its acquisition of Avidity Science was complex due to the significant estimation uncertainty in the Company's determination of the fair value of identified intangible assets acquired. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business. The significant assumptions used to estimate the value of the intangible assets include forecasted revenue growth rates, margin percentages, attrition rates, royalty rates and discount rates. These significant assumptions are forward looking and could be affected by future economic and market conditions. |
| **How We Addressed the Matter in Our Audit** | To test the estimated fair value of the technology, customer list and brand intangible assets, we performed audit procedures that included, among others, evaluating the Company's selection of the valuation methodology, evaluating the methods and significant assumptions used by management, and evaluating the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. For example, we assessed the appropriateness of forecasted revenue growth rates, margin percentages, and attrition rates used in the estimation of fair value of the intangible assets acquired by comparing to historical performance, similar acquisitions made by the Company, market data, and industry trends. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates, including the discount rates and royalty rates, by comparing them to current industry and comparable company information. |

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants
We have served as the Company's auditor since 2009

Toronto, Canada May 15, 2024

# Consolidated Statements of Financial Position

*(in thousands of Canadian dollars)*

| As at March 31 | Note | 2024 | 2023 |
|---|---|---|---|
| **ASSETS** | 16 | | |
| **Current assets** | | | |
| Cash and cash equivalents | | $ 170,177 | $ 159,867 |
| Accounts receivable | 22 | 471,345 | 399,741 |
| Income tax receivable | | 13,428 | 15,160 |
| Contract assets | 22 | 704,703 | 526,990 |
| Inventories | 6 | 295,880 | 256,866 |
| Deposits, prepaids and other assets | 7 | 98,161 | 93,350 |
| | | 1,753,694 | 1,451,974 |
| **Non-current assets** | | | |
| Property, plant and equipment | 10 | 296,977 | 263,119 |
| Right-of-use assets | 8 | 105,661 | 94,212 |
| Other assets | 9 | 18,416 | 16,679 |
| Goodwill | 11 | 1,228,600 | 1,118,262 |
| Intangible assets | 12 | 679,547 | 593,210 |
| Deferred income tax assets | 18 | 5,904 | 6,337 |
| | | 2,335,105 | 2,091,819 |
| **Total assets** | | $ 4,088,799 | $ 3,543,793 |
| **LIABILITIES AND EQUITY** | | | |
| **Current liabilities** | | | |
| Bank indebtedness | 16 | $ 4,060 | $ 5,824 |
| Accounts payable and accrued liabilities | | 604,488 | 647,629 |
| Income tax payable | | 44,732 | 38,904 |
| Contract liabilities | 22 | 312,204 | 296,555 |
| Provisions | 14 | 35,978 | 30,600 |
| Current portion of lease liabilities | 8 | 27,571 | 23,994 |
| Current portion of long-term debt | 16 | 176 | 65 |
| | | 1,029,209 | 1,043,571 |
| **Non-current liabilities** | | | |
| Employee benefits | 15 | 24,585 | 25,486 |
| Long-term lease liabilities | 8 | 83,808 | 73,255 |
| Long-term debt | 16 | 1,171,796 | 1,155,721 |
| Deferred income tax liabilities | 18 | 81,353 | 104,459 |
| Other long-term liabilities | 9 | 14,101 | 10,718 |
| | | 1,375,643 | 1,369,639 |
| **Total liabilities** | | $ 2,404,852 | $ 2,413,210 |
| Commitments and contingencies | 16, 20 | | |
| **EQUITY** | | | |
| Share capital | 17 | $ 865,897 | $ 520,633 |
| Contributed surplus | | 26,119 | 15,468 |
| Accumulated other comprehensive income | | 64,155 | 60,040 |
| Retained earnings | | 724,495 | 530,707 |
| Equity attributable to shareholders | | 1,680,666 | 1,126,848 |
| Non-controlling interests | | 3,281 | 3,735 |
| **Total equity** | | 1,683,947 | 1,130,583 |
| **Total liabilities and equity** | | $ 4,088,799 | $ 3,543,793 |

On behalf of the Board:

David McAusland
Director

Joanne S. Ferstman
Director

# Consolidated Statements of Income

*(in thousands of Canadian dollars, except per share amounts)*

| Years ended March 31 | Note | 2024 | 2023 |
|---|---|---|---|
| **Revenues** | 21, 22 | $ 3,032,883 | $ 2,577,384 |
| Operating costs and expenses | | | |
| Cost of revenues | 23 | 2,177,379 | 1,851,574 |
| Selling, general and administrative | 23 | 503,533 | 445,242 |
| Restructuring costs | 14 | 22,790 | 27,487 |
| Stock-based compensation | 19 | 13,790 | 30,592 |
| **Earnings from operations** | | 315,391 | 222,489 |
| Net finance costs | 24 | 68,704 | 62,718 |
| **Income before income taxes** | | 246,687 | 159,771 |
| Income tax expense | 18 | 52,506 | 32,070 |
| **Net income** | | $ 194,181 | $ 127,701 |
| **Attributable to** | | | |
| Shareholders | | $ 193,735 | $ 127,433 |
| Non-controlling interests | | 446 | 268 |
| | | $ 194,181 | $ 127,701 |
| **Earnings per share attributable to shareholders** | | | |
| Basic | 25 | $ 1.98 | $ 1.39 |
| Diluted | 25 | $ 1.97 | $ 1.38 |

See accompanying notes to the consolidated financial statements.

# Consolidated Statements of Comprehensive Income

*(in thousands of Canadian dollars)*

| Years ended March 31 | Note | 2024 | 2023 |
|---|---|---|---|
| Net income | | $ 194,181 | $ 127,701 |
| Other comprehensive income (loss): | | | |
| Items to be reclassified subsequently to net income: | | | |
| Currency translation adjustment (net of income taxes of $nil) | | (2,805) | 26,993 |
| Net unrealized gain (loss) on derivative financial instruments designated as cash flow hedges | 13 | 5,364 | (12,279) |
| Tax impact | | (1,337) | 3,060 |
| Loss transferred to net income for derivatives designated as cash flow hedges | 13 | 1,786 | 5,583 |
| Tax impact | | (438) | (1,408) |
| Cross-currency interest rate swap adjustment | 13 | 1,016 | 20,122 |
| Tax impact | | (254) | (5,031) |
| Variable for fixed interest rate swap adjustment | 13 | 732 | 467 |
| Tax impact | | (183) | (116) |
| Items that will not be reclassified subsequently to net income: | | | |
| Actuarial gains (losses) on defined benefit pension plans | 15 | (561) | 5,043 |
| Tax impact | | 155 | (1,399) |
| **Other comprehensive income** | | 3,475 | 41,035 |
| **Comprehensive income** | | $ 197,656 | $ 168,736 |
| **Attributable to** | | | |
| Shareholders | | $ 197,444 | $ 168,269 |
| Non-controlling interests | | 212 | 467 |
| | | $ 197,656 | $ 168,736 |

See accompanying notes to the consolidated financial statements.

# Consolidated Statements of Changes in Equity

*(in thousands of Canadian dollars)*

| Year ended March 31, 2024 | Share capital | Contributed surplus | Retained earnings | Currency translation adjustments | Cash flow hedge reserve | Total accumulated other comprehensive income | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|---|---|
| **Balance, as at March 31, 2023** | $ 520,633 | $ 15,468 | $ 530,707 | $ 51,206 | $ 8,834 | $ 60,040 | $ 3,735 | $ 1,130,583 |
| Net income | – | – | 193,735 | – | – | – | 446 | 194,181 |
| Other comprehensive income (loss) | – | – | (406) | (2,571) | 6,686 | 4,115 | (234) | 3,475 |
| Total comprehensive income (loss) | – | – | 193,329 | (2,571) | 6,686 | 4,115 | 212 | 197,656 |
| Non-controlling interest | – | – | 471 | – | – | – | (666) | (195) |
| Stock-based compensation | – | 11,253 | – | – | – | – | – | 11,253 |
| Exercise of stock options | 2,754 | (602) | – | – | – | – | – | 2,152 |
| U.S. initial public offering (note 17) | 366,332 | – | – | – | – | – | – | 366,332 |
| Common shares held in trust (note 19) | (23,820) | – | – | – | – | – | – | (23,820) |
| Repurchase of common shares (note 17) | (2) | – | (12) | – | – | – | – | (14) |
| **Balance, as at March 31, 2024** | $ 865,897 | $ 26,119 | $ 724,495 | $ 48,635 | $ 15,520 | $ 64,155 | $ 3,281 | $ 1,683,947 |

| Year ended March 31, 2023 | Share capital | Contributed surplus | Retained earnings | Currency translation adjustments | Cash flow hedge reserve | Total accumulated other comprehensive income | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|---|---|
| Balance, as at March 31, 2022 | $ 530,241 | $ 11,734 | $ 416,773 | $ 24,412 | $ (1,564) | $ 22,848 | $ 4,087 | $ 985,683 |
| Net income | – | – | 127,433 | – | – | – | 268 | 127,701 |
| Other comprehensive income | – | – | 3,644 | 26,794 | 10,398 | 37,192 | 199 | 41,035 |
| Total comprehensive income | – | – | 131,077 | 26,794 | 10,398 | 37,192 | 467 | 168,736 |
| Non-controlling interest | – | – | 367 | – | – | – | (819) | (452) |
| Stock-based compensation | – | 5,088 | – | – | – | – | – | 5,088 |
| Exercise of stock options | 6,318 | (1,354) | – | – | – | – | – | 4,964 |
| Common shares held in trust | (12,365) | – | – | – | – | – | – | (12,365) |
| Repurchase of common shares | (3,561) | – | (17,510) | – | – | – | – | (21,071) |
| Balance, as at March 31, 2023 | $ 520,633 | $ 15,468 | $ 530,707 | $ 51,206 | $ 8,834 | $ 60,040 | $ 3,735 | $ 1,130,583 |

See accompanying notes to the consolidated financial statements.

# Consolidated Statements of Cash Flows

*(in thousands of Canadian dollars)*

| Years ended March 31 | Note | 2024 | 2023 |
|---|---|---|---|
| **Operating activities** | | | |
| Net income | | $ 194,181 | $ 127,701 |
| Items not involving cash | | | |
| Depreciation of property, plant and equipment | 10 | 28,455 | 25,590 |
| Amortization of right-of-use assets | 8 | 29,656 | 24,060 |
| Amortization of intangible assets | 12 | 83,063 | 75,839 |
| Deferred income taxes | 18 | (29,915) | (37,542) |
| Other items not involving cash | | (20,277) | 16,470 |
| Stock-based compensation | 19 | 11,253 | 5,088 |
| Change in non-cash operating working capital | 26 | (275,636) | (109,406) |
| **Cash flows provided by operating activities** | | $ 20,780 | $ 127,800 |
| **Investing activities** | | | |
| Acquisition of property, plant and equipment | 10 | $ (58,830) | $ (56,104) |
| Acquisition of intangible assets | 12 | (29,628) | (24,192) |
| Business acquisitions, net of cash acquired | 5 | (276,538) | (51,679) |
| Settlement of cross-currency interest rate swap instrument | 9 | – | 21,493 |
| Proceeds from disposal of property, plant and equipment | | 23,211 | 1,460 |
| **Cash flows used in investing activities** | | $ (341,785) | $ (109,022) |
| **Financing activities** | | | |
| Bank indebtedness | | $ (1,527) | $ 3,399 |
| Repayment of long-term debt | | (798,378) | (344,169) |
| Proceeds from long-term debt | | 816,514 | 395,559 |
| Proceeds from exercise of stock options | | 2,152 | 4,964 |
| Proceeds from U.S. initial public offering, net of issuance fees | 17 | 362,072 | – |
| Purchase of non-controlling interest | | (195) | (452) |
| Repurchase of common shares | | (14) | (21,071) |
| Acquisition of shares held in trust | 19 | (23,820) | (12,365) |
| Principal lease payments | | (26,080) | (20,983) |
| **Cash flows provided by financing activities** | | $ 330,724 | $ 4,882 |
| Effect of exchange rate changes on cash and cash equivalents | | 591 | 925 |
| Increase in cash and cash equivalents | | 10,310 | 24,585 |
| Cash and cash equivalents, beginning of year | | 159,867 | 135,282 |
| **Cash and cash equivalents, end of year** | | $ 170,177 | $ 159,867 |

| **Supplemental information** | | | |
|---|---|---|---|
| Cash income taxes paid | | $ 49,511 | $ 58,398 |
| Cash interest paid | | $ 68,526 | $ 58,452 |

See accompanying notes to the consolidated financial statements.

# Notes to Consolidated Financial Statements

*(in thousands of Canadian dollars, except per share amounts)*

## 1. Corporate Information

ATS Corporation and its subsidiaries (collectively, "ATS" or the "Company") uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions, including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers.

The Company is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol "ATS" and is incorporated and domiciled in Ontario, Canada. The address of its registered office is 730 Fountain Street North, Cambridge, Ontario, Canada.

The annual audited consolidated financial statements of the Company for the year ended March 31, 2024 were authorized for issue by the Board of Directors (the "Board") on May 15, 2024.

## 2. Basis of Preparation

These consolidated financial statements were prepared on a historical cost basis, except for derivative instruments that have been measured at fair value. The annual audited consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand, except where otherwise stated.

### Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

### Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are those entities where the Company directly or indirectly owns the majority of the voting power or can otherwise control the activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Non-controlling interests in the equity and results of the Company's subsidiaries are presented separately in the consolidated statements of income and within equity on the consolidated statements of financial position.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The Company's material subsidiaries are Automation Tooling Systems Enterprises GmbH, ATS Automation Holdings Limited, Automation Tooling Systems Enterprises Inc. and ATS Automation Tooling Systems GmbH. The Company has a 100% voting and equity securities interest in each of these corporations. All material intercompany balances, transactions, revenues and expenses and profits or losses, including dividends resulting from intercompany transactions, have been eliminated on consolidation.

## 3. Summary of Material Accounting Policies

### (a) Business combinations and goodwill:

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the Company measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition costs are expensed as incurred.

When the Company acquires a business, it assesses the assets and liabilities assumed based upon the estimated fair values at the date of acquisition, except where specific exceptions are provided in IFRS 3. The Company determines the fair value of the assets acquired and the liabilities assumed based on discounted cash flows, market information and information that is available to the Company.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized in accordance with IFRS 9 – Financial Instruments ("IFRS 9") in consolidated statements of income. If the contingent consideration is classified as equity, it will not be remeasured.

Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IFRS 9, it is measured in accordance with the appropriate IFRS policy.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquiree at the date of acquisition.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash-generating units ("CGUs") or groups of CGUs based on the level at which management monitors it. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative fair values of the operation disposed of and the portion of the CGU retained.

## (b) Foreign currency:

Functional currency is the currency of the primary economic environment in which the subsidiary operates and is normally the currency in which the subsidiary generates and uses cash. Each subsidiary in the Company determines its own functional currency, and items included in the consolidated financial statements of each subsidiary are measured using that functional currency. The Company's functional and presentation currency is the Canadian dollar.

**TRANSACTIONS**
Foreign currency transactions are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statements of income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

**TRANSLATION**
The assets and liabilities of foreign operations are translated into Canadian dollars at period-end exchange rates, and their revenue and expense items are translated at exchange rates prevailing at the dates of the transactions. The resulting exchange differences are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statements of income.

## (c) Revenue:

The Company generates revenue from construction contracts, the sale of goods, and by services rendered. Revenue is measured based on the consideration specified in a contract and the Company recognizes revenue when it transfers control of a product or provides a service to a customer. If the contract includes variable consideration, such as volume rebates, the Company only includes the amount in the transaction amount if it is measurable and highly probable to occur. With respect to incremental costs such as sales commissions incurred in obtaining a contract, the Company has elected to apply the practical expedient to expense these costs when incurred as the term of the Company's contracts are typically one year or less.

**CONSTRUCTION CONTRACTS**
A construction contract generally includes the design, manufacture and installation of new equipment for a customer's new or existing system. The Company generally considers a construction contract to contain one performance obligation. However, the Company may provide several distinct goods or services as part of a contract, in which case, the Company separates the contract into more than one performance obligation. If a contract is separated into more than one performance obligation, the total transaction price is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation.

The Company typically satisfies construction contract performance obligations over time; therefore, the Company recognizes revenue over time as the performance obligations are satisfied using the stage of completion method as described below:

- The stage of completion of fixed price contracts is measured based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated on each contract.
- The stage of completion of time and material contracts is measured using the right to invoice practical expedient – revenue is recognized at the contractual rates as labour hours are delivered and direct expenses are incurred.

Payment terms on fixed price contracts are normally based on set milestones outlined in the contract. Amounts received in advance of the associated contract work being performed are recorded as contract liabilities. Revenue is recognized without issuing an invoice and this entitlement to consideration is recognized as a reduction of the contract liability or as a contract asset. Payment terms on time and material contracts are normally based on a monthly billing cycle. When the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that losses are determined.

**SALE OF GOODS**

Revenue related to the sale of goods is recognized at a point in time when the Company satisfies a performance obligation and control of the asset is transferred to the customer. In determining satisfaction of a performance obligation, the Company considers the terms of the contract, including shipping terms, and transfer of title and risk.

**SERVICES RENDERED**

Service contracts are either executed separately or bundled together with construction contracts. Where these contracts are bundled together, they are regarded as separate performance obligations, as each of the promises are capable of being distinct and are separately identifiable. Accordingly, a portion of the transaction price is allocated to each performance obligation relative to standalone selling prices.

A service contract can include modifications to existing customer equipment, maintenance services, training, line relocation, onsite support, field service, remote support and consulting services. The Company generally considers service contracts to contain one performance obligation, which is satisfied over time. Therefore, revenue is recognized over time, using the stage of completion method described below:

- The stage of completion of fixed price contracts to provide specified services at specific times is measured based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated on each contract.
- The stage of completion of fixed price contracts to provide an indeterminable number of services over a specified period of time is measured based on contract term elapsed as a percentage of the full contract term.
- The stage of completion of time and material contracts is measured using the right to invoice practical expedient – revenue is recognized at the contractual rates as labour hours are delivered and direct expenses are incurred.

Payment terms on service contracts are similar to construction contracts. Provisions for estimated losses on incomplete contracts are made in the period that losses are determined.

**REVENUE-RELATED ASSETS AND LIABILITIES:**

**Trade receivables**

A trade receivable represents the Company's right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Trade receivables are typically due upon issuance of an invoice. Payment terms on fixed price contracts are normally based on set milestones outlined in the contract. The ATS generally accepted payment terms (with regard to customer contracts) make it improbable that a significant financing component would exist in contracts with customers. If there is a variable consideration component to a contract, it is only included in the transaction price when it is highly probable that the consideration will result in revenue and can be reliably measured.

**Contract assets**

Contract assets represent the right to consideration in exchange for goods or services that have been transferred to a customer. These assets are transferred to accounts receivable when the right to receive the consideration becomes unconditional.

**Contract liabilities**

Contract liabilities represent the obligation to transfer goods and services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. Contract liabilities are recognized as revenue when the Company performs under the contract.

**Unearned revenue**

Unearned revenue relates to deposits or prepayments from customers for service and sale of goods contracts where revenue is earned at a point in time.

## (d) Investment tax credits and government grants:

Investment tax credits are accounted for as a reduction in the cost of the related asset or expense where there is reasonable assurance that such credits will be realized. Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be met. When the grant relates to an expense item, it is deducted from the cost that it is intended to compensate. When the grant relates to an asset, it is deducted from the cost of the related asset. If a grant becomes repayable, the inception-to-date impact of the assistance previously recognized in income is reversed immediately in the period in which the assistance becomes repayable.

## (e) Taxes:

**CURRENT INCOME TAX**

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Company operates and generates taxable income. Current income tax related to items recognized directly in equity is also recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax filings with respect to situations in which applicable tax regulations are subject to interpretation, and establishes provisions where appropriate.

**DEFERRED INCOME TAX**

Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset will be realized or the liability will be settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred income taxes are recognized for all taxable temporary differences, except:

- When the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.
- In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint operations, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized, except:

- When the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.
- In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint operations, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that all or part of the deferred income tax asset will be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable the benefit will be recovered.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Deferred income tax related to items recognized outside profit or loss is also recognized outside profit or loss. Deferred income tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Income tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances existing at the acquisition date changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it occurs during the measurement period or in profit or loss.

Revenues, expenses and assets are recognized net of the amount of sales tax, except where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable. Receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of accounts receivable or accounts payable and accrued liabilities on the consolidated statements of financial position.

## (f) Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, ATS derecognizes the replaced part and recognizes the new part with its own associated useful life and depreciation. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

| | |
|---|---|
| Buildings | 25 to 40 years |
| Production equipment | 3 to 10 years |
| Other equipment | 3 to 10 years |

Leasehold improvements are amortized over the shorter of the term of the related lease or their remaining useful life on a straight-line basis.

An item of property, plant and equipment or any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or eventual disposition. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of income when the asset is derecognized.

The assets' residual values, useful lives and methods of depreciation are reviewed on an annual basis or more frequently if required and adjusted prospectively, if appropriate.

## (g) Leases:

At the inception of a contract, the Company determines whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. The Company recognizes a right-of-use ("ROU") asset and a lease liability on the date the leased asset is available for use by the Company (at the commencement of the lease).

**RIGHT-OF-USE ASSETS**

ROU assets are initially measured at cost, which is comprised of the initial amount of the lease liability, any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset or site on which it is located, less any lease payments made at or before the commencement date. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, a recognized ROU asset is depreciated using the straight-line method over the shorter of its estimated useful life or the lease term. The ROU asset may be adjusted for certain remeasurements of the lease liability and impairment losses.

**LEASE LIABILITIES**

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with reasonably similar characteristics. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payment of penalties for termination of a lease. Each lease payment is allocated between the repayment of the principal portion of the lease liability and the interest portion. The finance cost is charged to net finance costs in the consolidated statements of income over the lease period. Payments associated with short-term leases (lease term of 12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statements of income as permitted by IFRS 16 – Leases ("IFRS 16").

The carrying amount of the lease liability is remeasured if there is a modification resulting in a change in the lease term, a change in the future lease payments, or a change in the Company's estimate of whether it will exercise a purchase, extension or termination option. If the lease liability is remeasured, a corresponding adjustment is made to the ROU asset.

As a practical expedient, IFRS 16 permits a lessee to not separate non-lease components, but instead account for any lease and associated non-lease components as a single arrangement. The Company has applied this practical expedient.

**DETERMINING THE LEASE TERM OF CONTRACTS WITH RENEWAL OR TERMINATION OPTIONS**

The lease term includes the non-cancellable term of the lease including extension and termination options if the Company is reasonably certain to exercise the option. The Company applies judgment in evaluating whether it is reasonably certain to exercise the options. All relevant factors that create an economic incentive for it to exercise the renewal are considered. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option.

## (h) Borrowing costs:

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period in which they occur.

## (i) Intangible assets:

Acquired intangible assets are primarily software, customer relationships, brands and technologies. Intangible assets acquired separately are initially recorded at fair value and subsequently at cost less accumulated amortization and impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over their useful economic lives, ranging from 1 to 15 years, on a straight-line basis. Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as a change in accounting estimate. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of income in the expense category consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized. The Company assesses the indefinite life at each reporting date to determine if there is an indication that an intangible asset may be impaired. If any indication exists, or when annual impairment testing for the intangible asset is required, the Company estimates the recoverable amount at the CGU level to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. An asset is impaired when the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset's fair value less costs to sell or its value in use. Impairment losses relating to intangible assets are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of income when the asset is derecognized.

**RESEARCH AND DEVELOPMENT EXPENDITURES**

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset only when the following conditions are demonstrated:

- The technical feasibility of completing the intangible asset so that it will be available for use or sale;
- The Company's intention to complete and its ability to use or sell the intangible asset;
- How the asset will generate future economic benefits;
- The availability of resources to complete the intangible asset; and
- The ability to measure the expenditures reliably during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied, requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. In the event that a product program for which costs have been deferred is modified or cancelled, the Company will assess the recoverability of the deferred costs and, if considered unrecoverable, will expense the costs in the period the assessment is made.

## (j) Financial instruments:

**RECOGNITION**

Financial assets and financial liabilities are recognized on the consolidated statements of financial position when the Company becomes a party to the contractual provisions of the instrument.

**CLASSIFICATION**

The Company classifies its financial assets and financial liabilities in the following measurement categories: amortized cost, fair value through profit or loss ("FVTPL"), fair value through other comprehensive income ("FVTOCI"), or derivatives designated as a hedging instrument in an effective hedge. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are measured at amortized cost where the business model is to hold the financial asset to collect its contractual cash flows.

Financial liabilities are classified to be measured at amortized cost, derivatives designated as a hedging instrument in an effective hedge, or they are designated to be measured subsequently at FVTPL. For assets and liabilities measured at fair value, gains and losses are either recorded in profit or loss or other comprehensive income.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

The Company classifies and measures financial assets (excluding derivatives) on initial recognition as described below:

- Cash and cash equivalents and restricted cash are classified as and measured at amortized cost.
- Accounts receivable and contract assets are classified as and measured at amortized cost using the effective interest rate method, less any impairment allowance. Accounts receivable are held within a hold-to-collect business model. The Company does not factor or sell any of its trade receivables.

Accounts payable and accrued liabilities, contract liabilities, bank indebtedness, and long-term debt are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method.

**MEASUREMENT**

All financial instruments are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial instruments classified as amortized cost are included with the carrying value of such instruments. Transaction costs directly attributable to the acquisition of financial instruments classified as FVTPL are recognized immediately in profit or loss.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal amounts outstanding, are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at fair value at the end of subsequent accounting periods, with changes recognized in profit or loss or other comprehensive income (irrevocable election at the time of recognition). Designation at FVTOCI is not permitted if the equity investment is held for trading. The cumulative fair value gain or loss will not be reclassified to profit or loss on the disposal of the investments.

**DERECOGNITION**

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement, and either the Company has transferred substantially all the risks and rewards of the asset, or ATS has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of income.

**IMPAIRMENT**

The Company recognizes expected credit losses for trade receivables and contract assets based on the simplified approach under IFRS 9. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of recognizing the trade receivable and contract asset.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macroeconomic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

Customer credit risk is managed according to established policies, procedures and controls. Customer credit quality is assessed in line with credit rating criteria. Outstanding customer balances are monitored for evidence of customer financial difficulties including payment default and technical disputes on the contract. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. The Company considers the aging of past due receivables along with known project technical disputes a primary consideration in assessing credit risk.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. A financial asset, subject to other considerations, is generally considered in default when contractual payments are 90 days past due, which was determined based on historical collection rates. A financial asset may also be considered to be in default if observable internal or external data indicates a measurable decrease in expected cash flows that the Company is expected to receive, including the existence of a technical dispute.

Financial assets are written off when there is no reasonable expectation of recovery. Trade receivables and contract assets are reviewed on a case-by-case basis to determine whether they are impaired. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Trade receivables and contract assets are reviewed qualitatively on a case-by-case basis to determine whether they need to be written off. An allowance is set up to reduce the financial asset balance to its estimated realizable value when the amount is not considered to be collectible in full. Once it is confirmed that the reserved amount is uncollectible, the amount may be written off and removed from the financial asset and reserve. Where trade receivables and contract assets have been written off, the Company continues to engage to recover the financial asset. Where recoveries are made, these are recognized in the consolidated statements of income.

There has been no change to the estimation techniques or significant assumptions used in the impairment of financial instruments policy.

**FAIR VALUE OF FINANCIAL INSTRUMENTS**

The Company primarily applies the market approach for reoccurring fair value measurements. Three levels of inputs may be used to measure fair value:

Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 — inputs other than quoted prices included in Level 1 that are observable or can be corroborated by observable market data

Level 3 — unobservable inputs that are supported by no market activity

## (k) Derivative financial instruments and hedge accounting:

The Company may use derivative financial instruments such as forward foreign exchange contracts and cross-currency interest rate swaps to hedge its foreign currency risk. The Company designates certain derivative financial instruments as either fair value hedges, cash flow hedges or hedges of net investments in foreign operations.

Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated. At the inception of the hedging relationship, the Company documents the economic relationship between the hedging instrument and the hedged item including whether the hedging instrument is expected to offset changes in cash flows of hedged items. At the inception of each hedging relationship, the Company documents its risk management objective, its strategy for undertaking various hedge transactions and how the Company will assess the hedging instrument's effectiveness in offsetting changes in fair value or cash flows of the hedged item attributable to the hedged risk. The hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine whether they have actually been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the criteria for hedge accounting are accounted for as follows:

**CASH FLOW HEDGES**

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow reserve, while any ineffective portion is recognized immediately in the consolidated statements of income.

Amounts recognized in other comprehensive income and accumulated in equity are transferred to the consolidated statements of income when the hedged item is recognized in profit or loss. These earnings are included within the same line of the consolidated statements of income as the hedged item.

If the forecasted transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the consolidated statements of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecasted transaction or firm commitment affects profit or loss.

The Company uses forward foreign exchange contracts as hedges of its exposure to foreign currency risk on anticipated revenues or costs, and cross-currency interest rate swap contracts as hedges of its exposure to foreign currency-denominated Senior Notes. The Company may use interest rate swap contracts to reduce its exposure to floating interest rates.

**HEDGES OF NET INVESTMENTS**

Hedges of net investments in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument related to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses related to the ineffective portion are recognized in the consolidated statements of income. On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the consolidated statements of income. The Company uses cross-currency interest rate swap contracts as a hedge of its exposure to foreign exchange risk on its investments in foreign subsidiaries.

## (l) Inventories:

Inventories are stated at the lower of cost and net realizable value on a first-in, first-out basis. The cost of raw materials includes purchase cost and costs incurred in bringing each product to its present location and condition. The cost of work in progress and finished goods includes cost of raw materials, labour and related manufacturing overhead, excluding borrowing costs, based on normal operating capacity. Cost of inventories includes the transfer from equity of gains and losses on qualifying cash flow hedges in respect of the purchase of raw materials. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Impairment losses, including impairment on inventories, are recognized in the consolidated statements of income in those expense categories consistent with the function of the impaired asset.

## (m) Impairment of non-financial assets:

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs to sell and its value in use. It is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

## (n) Provisions:

Provisions are recognized when: the Company has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

**WARRANTY PROVISIONS**

Provisions for warranty-related costs are recognized when the product is sold or the service is provided. Initial recognition is based on historical experience and specific known risks. The initial estimate of warranty-related costs is reviewed at the end of each reporting period and adjusted to reflect the current best estimate.

**RESTRUCTURING PROVISIONS**

Restructuring provisions are only recognized when general recognition criteria for provisions are fulfilled. Additionally, the Company needs to have in place a detailed formal plan about the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and the appropriate timeline. The people affected have a valid expectation that the restructuring is being carried out or the implementation has been initiated already.

## (o) Employee benefits:

The Company operates pension plans in accordance with the applicable laws and regulations in the respective countries in which the Company conducts business. The pension benefits are provided through defined benefit and defined contribution plans. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit method, pro-rated on length of service and management's best estimate assumptions to value its pensions using a measurement date of March 31. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur in other comprehensive income. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is recognized in selling, general and administrative expenses in the consolidated statements of income. The past service costs are recognized immediately in profit or loss as an expense.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using the current interest rate at the reporting date on high-quality fixed-income investments with maturities that match the expected maturities of the obligation, less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. Fair value is based on market price information, and in the case of quoted securities, it is the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and actuarial gains and losses not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

The accounting method for other long-term employee benefit plans is similar to the method used for defined benefit plans, except that all actuarial gains and losses are recognized immediately in the consolidated statements of income.

## (p) Stock-based payments:

The Company operates both equity-settled and cash-settled stock-based compensation plans under which the entity receives services from employees as consideration for equity instruments of the Company or cash payments.

For equity-settled plans, namely the Employee Share Purchase Plan, the Stock Option Plan and Restricted Share Units, the fair value determined at the grant date is expensed on a proportionate basis consistent with the vesting features of each grant and incorporates an estimate of the number of equity instruments that will ultimately vest. The total amount to be expensed is determined by reference to the fair value of the stock options or restricted share units granted, excluding the impact of any non-market service and performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period).

At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest based on the non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of income with a corresponding adjustment to equity. The proceeds received are credited to share capital and share premiums when the units are exercised.

For cash-settled plans, namely the Deferred Stock Unit Plan and the Restricted Share Units, the expense is determined based on the fair value of the liability incurred at each award date and at each subsequent consolidated statement of financial position date until the award is settled. The fair value of the liability is measured by applying quoted market prices. Changes in fair value are recognized in the consolidated statements of income in stock-based compensation expense.

## (q) Standards adopted in fiscal 2024:

The following amendments to accounting standards were adopted by the Company during fiscal 2024:

**(i) Amendments to IAS 12 – Income taxes**

Effective May 23, 2023, the IASB issued International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12 – Income Taxes ("IAS 12")). The amendments provide a mandatory immediate temporary exception to accounting for deferred taxes arising from the Organization for Economic Co-operation and Development's (OECD) international tax reform and introduce additional disclosure requirements for annual financial statements. The Company has applied the mandatory temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. The adoption did not have an impact on the Company's annual audited consolidated financial statements.

**(ii) Amendments to IAS 1 – Presentation of Financial Statements**

In February 2021, the IASB issued amendments to IAS 1, Disclosure of Accounting Policies, aiming to assist preparers in determining which accounting policies to disclose in their financial statements. Instead of disclosing significant accounting policies, entities are now required to disclose material accounting policy information. These amendments have been adopted in the Company's consolidated financial statements for the year ended on March 31, 2024.

## (r) Standards issued but not yet effective:

A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ended March 31, 2024, and accordingly, have not been applied in preparing these consolidated financial statements. This listing is of standards and amendments issues that the Company reasonably expects to be applicable at a future date.

**(i) Amendments to IAS 1 – Presentation of Financial Statements (effective for reporting periods beginning on or after January 1, 2024)**

The IASB clarified the classification of liabilities as current or non-current based on the existence of a right to defer settlement at the reporting date. The classification of a liability remains unaffected by the intentions or expectations of the entity to exercise its right to defer settlement, or will to choose to settle early.

The IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Future covenants do not affect classification, however, if there is a future covenant on a non-current liability, entities are required to disclose information regarding the risk that those liabilities could become repayable within 12 months after the reporting date.

The Company does not expect the amendments to IAS 1 to have a significant impact on its consolidated financial statements, and will incorporate the new disclosure requirements of IAS 1 in its consolidated financial statements upon adoption on April 1, 2024.

**(ii) Issuance of IFRS 18 – Presentation and Disclosure in Financial Statements**

On April 9, 2024, the IASB issued IFRS 18 which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. The requirements include required totals, subtotals and new categories in the consolidated statements of income; disclosure of management-defined performance measures and guidance on aggregation and disaggregation. Retrospective application is required in both annual and interim financial statements. The Company is in the process of reviewing the new standard to determine the impact on its consolidated financial statements.

# 4. Critical Accounting Estimates and Assumptions

The preparation of the Company's annual audited consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The Company based its estimates, judgments and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates when they occur.

The following are the critical judgments, estimates and assumptions that have been made in applying the Company's accounting policies and that have the most significant effect on the amounts in the consolidated financial statements:

## (a) Revenue recognition and contracts in progress:

Revenues from construction contracts are recognized on a percentage of completion basis as outlined in note 3(c) "Revenue." In applying the accounting policy on construction contracts, judgment is required in determining the estimated costs to complete a contract. These factors are reviewed at each reporting period and by their nature may give rise to income volatility.

## (b) Income taxes:

Income tax assets and liabilities are measured at the amount that is expected to be realized or incurred upon ultimate settlement with taxation authorities. Such assessments are based upon the applicable income tax legislation, regulations and interpretations, all of which may be subject to change and interpretation. Investment tax credit assets, disclosed in note 18, are recognized as a reduction of the related expenses in the year in which the expenses are incurred, provided there is reasonable assurance that the credits will be realized. Management has made estimates and assumptions in determining the expenditures eligible for the investment tax credits claim and the amount could be materially different from the recorded amount upon review by the government. Deferred income tax assets, disclosed in note 18, are recognized to the extent that it is probable that taxable income will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income tax assets that can be recognized based upon the likely timing and level of future taxable income together with future tax planning strategies.

If the assessment of the Company's ability to utilize the deferred income tax asset changes, the Company would be required to recognize more or fewer deferred income tax assets, which would increase or decrease income tax expense in the period in which this is determined. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous taxation audits and differing interpretations of tax regulations by the taxable entity and the respective tax authority. These provisions for uncertain tax positions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all the relevant factors. The Company reviews the adequacy of these provisions at each quarter; however, it is possible that at some future date an additional liability could result from audits by the taxation authorities. Where the final tax outcome of these matters is different from the amount initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

## (c) Employee benefits:

The cost of defined benefit pension plans, the cost of other long-term employee benefit plans and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in the respective currency, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

Further details about the assumptions used are provided in note 15.

## (d) Fair value measurement:

Acquisitions that meet the definition of a business combination require the Company to recognize the assets acquired and liabilities assumed at their fair value on the date of the acquisition. The calculation of fair value of the assets and liabilities may require the use of estimates and assumptions, based on discounted cash flows, market information and using independent valuations and management's best estimates.

# 5. Acquisitions

## (a) Current year acquisitions

(i) On November 16, 2023, the Company acquired 100% of the shares of Avidity Science, LLC ("Avidity"), a designer and manufacturer of automated water purification solutions for biomedical and life science applications. The total purchase price paid upon finalization of post-closing adjustments was $267,649 ($195,471 U.S.).

Cash used in investing activities was determined as follows:

| | |
|---|---|
| Cash consideration | $ 267,649 |
| Less: cash acquired | (6,100) |
| | $ 261,549 |

The allocation of the purchase price at fair value is as follows:

| Purchase price allocation | |
|---|---|
| Cash | $ 6,100 |
| Other current assets | 47,474 |
| Property, plant and equipment | 15,649 |
| Right-of-use assets | 4,687 |
| Intangible assets with a definite life | |
| Technology | 43,542 |
| Customer relationships | 56,139 |
| Other | 1,284 |
| Intangible assets with an indefinite life | |
| Brands | 26,700 |
| Current liabilities | (21,648) |
| Other long-term liabilities | (5,346) |
| Deferred tax liability | (9,271) |
| Net identifiable assets | $ 165,310 |
| Residual purchase price allocated to goodwill | 102,339 |
| Purchase consideration | $ 267,649 |

Current assets include accounts receivable of $17,616, representing the fair value of accounts receivable expected to be collected.

The primary factors that contributed to a residual purchase price that resulted in the recognition of goodwill are: the acquired workforce, access to growth opportunities in new markets and with existing customers, and the combined strategic value to the Company's growth plan. Of the amounts assigned to goodwill and intangible assets, approximately 17% of the aggregate are not expected to be deductible for tax purposes. This acquisition was accounted for as a business combination with the Company as the acquirer of Avidity. The purchase method of accounting was used with an acquisition date of November 16, 2023. Avidity contributed approximately $38,615 in revenue and $926 in net loss from the acquisition date November 16, 2023 to March 31, 2024. If Avidity had been acquired at the beginning of ATS' fiscal year (April 1, 2023), the Company estimates that revenues and net income of the combined Avidity and ATS entity for the twelve months ended March 31, 2024 would have been approximately $64,358 higher and $1,543 lower, respectively.

(ii) On January 1, 2024, the Company acquired 100% of the shares of IT.ACA. Engineering S.r.l. ("ITACA"), an Italian automation system integrator. The total purchase price was $12,444 (8,507 Euros). Cash considerations paid in the fourth quarter of fiscal 2024, was $4,813 (3,290 Euros). The balance of $7,631 (5,217 Euros) will be paid within 36 months of the acquisition date.

On July 3, 2023, the Company acquired 100% of the shares of Odyssey Validation Consultants Limited ("Odyssey"), an Ireland-based provider of digitalization solutions for the life sciences industry. The total purchase price was $5,636 (3,898 Euros).

On June 30, 2023, the Company acquired 100% of the shares of Yazzoom B.V. ("Yazzoom"), a Belgium-based provider of artificial intelligence and machine learning based tools for industrial production. The purchase price, paid in the first quarter of fiscal 2024, was $5,283 (3,655 Euros).

Cash used in investing activities for the three acquisitions was determined as follows:

| | |
|---|---|
| Cash consideration | $ 23,363 |
| Less: cash acquired | (8,323) |
| | $ 15,040 |

The allocation of the purchase price at fair value for the three acquisitions is as follows:

| Purchase price allocation | |
|---|---|
| Cash | $ 8,323 |
| Other current assets | 4,928 |
| Property, plant and equipment | 2,064 |
| Right-of-use assets | 423 |
| Intangible assets with a definite life | |
| Technology | 4,449 |
| Brands | 2,053 |
| Customer relationships | 1,027 |
| Other | 1,429 |
| Current liabilities | (7,243) |
| Other long-term liabilities | (679) |
| Deferred tax liability | (1,378) |
| Net identifiable assets | $ 15,396 |
| Residual purchase price allocated to goodwill | 7,967 |
| Purchase consideration | $ 23,363 |

Current assets include accounts receivable of $3,524, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The allocations to intangible assets were determined using relative values from comparable transactions.

The primary factors that contributed to a residual purchase price that resulted in the recognition of goodwill are: the acquired workforce, access to growth opportunities in new markets and with existing customers, and the combined strategic value to the Company's growth plan. The amounts assigned to goodwill and intangible assets are not expected to be deductible for tax purposes. These acquisitions were accounted for as business combinations with the Company as the acquirer of Yazzoom, Odyssey, and ITACA. The purchase method of accounting was used with an acquisition date of June 30, 2023 for Yazzoom, July 3, 2023 for Odyssey, and January 1, 2024 for ITACA.

(iii) On May 15, 2024, subsequent to the fourth quarter, the Company announced it had entered into a definitive agreement to acquire Paxiom Group ("Paxiom"). With headquarters in Montreal, Quebec, Paxiom is a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries. The transaction is expected to close in the third calendar quarter of 2024, subject to customary closing conditions.

## (b) Prior year acquisitions

(i) On March 28, 2023, the Company completed its acquisition of 100% of the membership interest in Triad Unlimited LLC ("Triad"), a U.S.-based reliability engineering service provider to the North American and European markets. The total purchase price paid upon finalization of working capital adjustments was $20,623 ($15,166 U.S.). Included in the purchase price was contingent consideration of $7,953 ($5,849 U.S.), which is payable if certain performance targets are met within two years of the acquisition date.

(ii) On March 3, 2023, the Company acquired 100% of the shares of Zi-Argus Australia Pty Ltd. and Zi- Argus Ltd. ("ZIA"). ZIA is an automation systems integrator serving Southeast Asia and Australia with a focus on process control, factory floor automation, data center and Industry 4.0 digitization solutions. The total purchase price paid in the fourth quarter of fiscal 2023 was $24,500 ($18,015 U.S.).

(iii) On December 22, 2022, the Company acquired 100% of the shares of IPCOS Group N.V. ("IPCOS"), a Belgium-based provider of process optimization and digitalization solutions. The total purchase price was $24,722 (17,100 Euros). The purchase price includes deferred considerations of $3,253 (2,250 Euros) to be paid within 36 months of the acquisition date.

Cash used in investing activities for the three prior year acquisitions was determined as follows:

| | |
|---|---|
| Cash consideration | $ 58,639 |
| Less: cash acquired | (7,012) |
| | $ 51,627 |

The allocation of the purchase price at fair value for the three acquisitions was as follows:

| Purchase price allocation | |
|---|---|
| Cash | $ 7,012 |
| Other current assets | 14,475 |
| Property, plant and equipment | 428 |
| Right-of-use assets | 4,005 |
| Intangible assets with a definite life | |
| Technology | 20,643 |
| Brands | 9,527 |
| Customer relationships | 4,763 |
| Other | 7,307 |
| Current liabilities | (11,854) |
| Other long-term liabilities | (5,073) |
| Deferred tax liability | (7,041) |
| Net identifiable assets | $ 44,192 |
| Residual purchase price allocated to goodwill | 25,653 |
| Purchase consideration | $ 69,845 |

Current assets include accounts receivable of $10,464, representing the fair value of accounts expected to be collected.

The primary factors that contributed to a residual purchase price that resulted in the recognition of goodwill are: the acquired workforce; access to growth opportunities in new markets and with existing customers; and the combined strategic value to the Company's growth plan. The amounts assigned to goodwill and intangible assets for ZIA and IPCOS are not expected to be deductible for tax purposes, while these amounts for Triad are expected to be deductible for tax purposes. These acquisitions were accounted for as business combinations with the Company as the acquirer of IPCOS, ZIA and Triad. The purchase method of accounting was used with an acquisition date of December 22, 2022 for IPCOS, March 3, 2023 for ZIA, and March 28, 2023 for Triad.

# 6. Inventories

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Raw materials | $ 153,433 | $ 138,792 |
| Work in progress | 98,245 | 84,401 |
| Finished goods | 44,202 | 33,673 |
| | $ 295,880 | $ 256,866 |

The amount charged to net income and included in cost of revenues for the write-down of inventories for valuation issues during the year ended March 31, 2024 was $15,980 (March 31, 2023 – $2,709). The amount of inventories carried at net realizable value as at March 31, 2024 was $6,904 (March 31, 2023 – $591). For the year ended March 31, 2024, the Company recognized expense related to cost of inventories of $1,024,143 (March 31, 2023 – $912,608) in cost of revenues in the consolidated statements of income.

# 7. Deposits, Prepaids and Other Assets

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Prepaid assets | $ 38,046 | $ 29,766 |
| Supplier deposits | 35,686 | 45,565 |
| Investment tax credit receivable | 19,379 | 13,819 |
| Forward foreign exchange contracts | 5,050 | 4,200 |
| | $ 98,161 | $ 93,350 |

# 8. Right-Of-Use Assets and Lease Liabilities

Changes in the net balance of right-of-use assets during the years ended March 31, 2024 and March 31, 2023 were as follows:

| | Note | Buildings | Vehicles and equipment | Total |
|---|---|---|---|---|
| Balance, at March 31, 2022 | | $ 69,505 | $ 11,784 | $ 81,289 |
| Additions | | 22,514 | 8,322 | 30,836 |
| Amortization | | (17,541) | (6,519) | (24,060) |
| Acquisition of subsidiaries | 5 | 3,059 | 510 | 3,569 |
| Exchange and other adjustments | | 2,343 | 235 | 2,578 |
| Balance, at March 31, 2023 | | $ 79,880 | $ 14,332 | $ 94,212 |
| Additions | | 25,411 | 12,567 | 37,978 |
| Amortization | | (21,596) | (8,060) | (29,656) |
| Acquisition of subsidiaries | 5 | 4,184 | 1,362 | 5,546 |
| Exchange and other adjustments | | (2,291) | (128) | (2,419) |
| **Balance, at March 31, 2024** | | **$ 85,588** | **$ 20,073** | **$ 105,661** |

Changes in the balance of lease liabilities during the years ended March 31, 2024 and March 31, 2023 were as follows:

| | Note | 2024 | 2023 |
|---|---|---|---|
| Balance, at April 1 | | $ 97,249 | $ 82,820 |
| Additions | | 37,978 | 30,836 |
| Interest | | 5,473 | 4,016 |
| Payments | | (31,553) | (24,999) |
| Acquisition of subsidiaries | 5 | 6,560 | 3,640 |
| Exchange and other adjustments | | (4,328) | 936 |
| **Balance, at March 31** | | $ 111,379 | $ 97,249 |
| Less: current portion | | 27,571 | 23,994 |
| | | $ 83,808 | $ 73,255 |

The right-of-use assets and lease liabilities relate to leases of real estate properties, automobiles and other equipment. For the year ended March 31, 2024, the Company recognized an expense related to short-term and low-value leases of $4,450, in cost of revenues (March 31, 2023 – $2,564), and $1,729 (March 31, 2023 – $1,750) in selling, general and administrative expenses in the consolidated statements of income.

The annual lease obligations for the next five years and thereafter are as follows:

| As at | March 31, 2024 |
|---|---|
| Less than one year | $ 31,066 |
| One – two years | 25,068 |
| Two – three years | 19,337 |
| Three – four years | 12,460 |
| Four – five years | 9,685 |
| Due in over five years | 30,234 |
| Total undiscounted lease liabilities | $ 127,850 |

The Company does not face a significant liquidity risk in regard to its lease obligations.

# 9. Other Assets and Liabilities

Other assets consist of the following:

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Cross-currency interest rate swap instrument (i) | $ 17,204 | $ 16,187 |
| Variable for fixed interest rate swap instruments (ii) | 1,198 | 467 |
| Other | 14 | 25 |
| Total | $ 18,416 | $ 16,679 |

Other long-term liabilities consist of the following:

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Cross-currency interest rate swap instrument (i) | $ 14,101 | $ 10,718 |

*(i) On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 4.169% Canadian. The terms of the hedging instrument will end on December 15, 2025.*

*The Company entered into a cross-currency interest rate swap instrument on April 20, 2022 to swap 161,142 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. The terms of the hedging relationship will end on December 15, 2025.*

*(ii) Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.241% interest plus a margin. The terms of the hedging instrument will end on November 4, 2024.*

*On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.044% interest plus a margin for the period November 4, 2024 to November 4, 2026.*

# 10. Property, Plant and Equipment

| | Note | Land | Buildings and leaseholds | Production equipment | Other equipment | Total |
|---|---|---|---|---|---|---|
| **Cost:** | | | | | | |
| Balance, at March 31, 2022 | | $ 34,676 | $ 161,158 | $ 37,310 | $ 79,532 | $ 312,676 |
| Additions | | — | 31,109 | 7,155 | 17,840 | 56,104 |
| Acquisition of subsidiaries | 5 | — | 50 | 23 | 476 | 549 |
| Disposals | | (118) | (1,008) | (3,263) | (7,995) | (12,384) |
| Exchange and other adjustments | | 2,043 | 8,338 | 1,613 | 3,785 | 15,779 |
| Balance, at March 31, 2023 | | $ 36,601 | $ 199,647 | $ 42,838 | $ 93,638 | $ 372,724 |
| Additions | | 4,400 | 30,559 | 7,248 | 16,623 | 58,830 |
| Acquisition of subsidiaries | 5 | 843 | 10,404 | 4,039 | 2,305 | 17,591 |
| Disposals | | (2,083) | (14,630) | (526) | (6,227) | (23,466) |
| Exchange and other adjustments | | (34) | 245 | 865 | (3,916) | (2,840) |
| **Balance, at March 31, 2024** | | $ 39,727 | $ 226,225 | $ 54,464 | $ 102,423 | $ 422,839 |

| | Land | Buildings and leaseholds | Production equipment | Other equipment | Total |
|---|---|---|---|---|---|
| **Depreciation:** | | | | | |
| Balance, at March 31, 2022 | $ — | $ (34,660) | $ (11,232) | $ (44,661) | $ (90,553) |
| Depreciation expense | — | (8,428) | (6,337) | (10,825) | (25,590) |
| Disposals | — | 540 | 2,879 | 7,505 | 10,924 |
| Exchange and other adjustments | — | (1,742) | (832) | (1,812) | (4,386) |
| Balance, at March 31, 2023 | $ — | $ (44,290) | $ (15,522) | $ (49,793) | $ (109,605) |
| Depreciation expense | — | (9,344) | (7,070) | (12,041) | (28,455) |
| Disposals | — | 7,114 | 111 | 5,979 | 13,204 |
| Exchange and other adjustments | — | (260) | (272) | (474) | (1,006) |
| **Balance, at March 31, 2024** | **$ —** | **$ (46,780)** | **$ (22,753)** | **$ (56,329)** | **$ (125,862)** |
| | | | | | |
| **Net book value:** | | | | | |
| **At March 31, 2024** | **$ 39,727** | **$ 179,445** | **$ 31,711** | **$ 46,094** | **$ 296,977** |
| At March 31, 2023 | $ 36,601 | $ 155,357 | $ 27,316 | $ 43,845 | $ 263,119 |

Included in building and leaseholds as at March 31, 2024 was $34,725 (March 31, 2023 – $18,889) of assets that relate to the expansion and improvement of certain manufacturing facilities and have not been depreciated. Included in other equipment as at March 31, 2024 is $8,548 (March 31, 2023 – $5,975) of assets that are under construction and have not been depreciated.

# 11. Goodwill

The carrying amount of goodwill acquired through business combinations has been allocated to a group of CGUs that combine to form a single operating segment, ATS Corporation, as follows:

| As at | Note | 2024 | 2023 |
|---|---|---|---|
| Balance, at April 1 | | $ 1,118,262 | $ 1,024,790 |
| Acquisition of subsidiaries | 5 | 112,201 | 23,758 |
| Foreign exchange | | (1,863) | 69,714 |
| **Balance, at March 31** | | **$ 1,228,600** | **$ 1,118,262** |

The Company performed its annual impairment test of goodwill as at March 31, 2024. The recoverable amount of the group of CGUs is determined based on fair value less costs of disposal using a capitalized EBITDA approach. The approach requires management to estimate maintainable future EBITDA and capitalize this amount by rates of return which incorporate the specific risks and opportunities facing the business. EBITDA is defined as earnings from operations excluding depreciation and amortization ("EBITDA").

In determining a maintainable future EBITDA, the historical operating results for the five years ended March 31, 2024 were compared to the budgeted results for the year ending March 31, 2025, as presented to and approved by the Board. Non-reoccurring and unusual items have been adjusted in order to normalize past EBITDA. Management selected capitalization rates in the range of 6.8% to 8.3% for the calculation of the reasonable range of capitalized EBITDA. These capitalization rates were based on EBITDA multiples which incorporate specific risks and opportunities facing the Company. The inputs used in the calculation are level three of the fair value hierarchy. As a result of the analysis, management did not identify impairment for this group of CGUs.

Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the group of CGUs.

# 12. Intangible Assets

| | Note | Development projects | Computer software, licenses and other | Technology | Customer relationships | Brands[(i)] | Total |
|---|---|---|---|---|---|---|---|
| **Cost:** | | | | | | | |
| Balance, at March 31, 2022 | | $ 48,613 | $ 68,244 | $ 247,134 | $ 335,642 | $ 156,426 | $ 856,059 |
| Additions | | 18,060 | 6,132 | – | – | – | 24,192 |
| Acquisition of subsidiaries | 5 | – | 7,211 | 19,713 | 4,549 | 9,098 | 40,571 |
| Disposals | | (424) | (7,380) | – | – | – | (7,804) |
| Exchange and other adjustments | | 1,973 | (18,518) | 11,663 | 8,542 | 5,511 | 9,171 |
| Balance, at March 31, 2023 | | $ 68,222 | $ 55,689 | $ 278,510 | $ 348,733 | $ 171,035 | $ 922,189 |
| Additions | | 18,135 | 11,493 | – | – | – | 29,628 |
| Acquisition of subsidiaries | 5 | 1,170 | 1,639 | 48,920 | 57,379 | 29,183 | 138,291 |
| Disposals | | (635) | (2,641) | – | – | – | (3,276) |
| Exchange and other adjustments | | (6,525) | 3,476 | (12,174) | (60,794) | (390) | (76,407) |
| **Balance, at March 31, 2024** | | **$ 80,367** | **$ 69,656** | **$ 315,256** | **$ 345,318** | **$ 199,828** | **$ 1,010,425** |

| | Development projects | Computer software, licenses and other | Technology | Customer relationships | Brands[(i)] | Total |
|---|---|---|---|---|---|---|
| **Amortization:** | | | | | | |
| Balance, at March 31, 2022 | $ (23,430) | $ (47,130) | $ (53,507) | $ (158,028) | $ (5,784) | $ (287,879) |
| Amortization | (3,199) | (15,135) | (25,982) | (29,400) | (2,123) | (75,839) |
| Disposals | – | 7,319 | – | – | – | 7,319 |
| Exchange and other adjustments | (1,126) | 20,068 | (181) | 3,699 | 4,960 | 27,420 |
| Balance, at March 31, 2023 | $ (27,755) | $ (34,878) | $ (79,670) | $ (183,729) | $ (2,947) | $ (328,979) |
| Amortization | (6,493) | (12,364) | (31,172) | (29,547) | (3,487) | (83,063) |
| Disposals | 13 | 2,594 | – | – | – | 2,607 |
| Exchange and other adjustments | 190 | 6,563 | 11,478 | 60,303 | 23 | 78,557 |
| **Balance, at March 31, 2024** | **$ (34,045)** | **$ (38,085)** | **$ (99,364)** | **$ (152,973)** | **$ (6,411)** | **$ (330,878)** |
| **Net book value:** | | | | | | |
| **At March 31, 2024** | **$ 46,322** | **$ 31,571** | **$ 215,892** | **$ 192,345** | **$ 193,417** | **$ 679,547** |
| At March 31, 2023 | $ 40,467 | $ 20,811 | $ 198,840 | $ 165,004 | $ 168,088 | $ 593,210 |

*(i) The Company has assessed a portion of its brand intangible assets to have a useful life of five years. The carrying amount of the intangible assets estimated to have an indefinite life as at March 31, 2024 was $183,432 (March 31, 2023 – $156,732).*

Research and development costs that are not eligible for capitalization have been expensed and are recognized in cost of revenues.

The Company performed its annual impairment test of indefinite-lived intangible assets as at March 31, 2024. The recoverable amount of the related CGUs was estimated based on a value in use calculation using the present value of the future cash flows expected to be derived by the related subsidiaries. This approach requires management to estimate cash flows that include earnings from operations less capital expenditures.

In determining future cash flows, the budgeted results for the year ending March 31, 2025, as presented to and approved by the Board, were extrapolated for a five-year period, followed by a terminal calculation based on the fifth year forecasted amount. The estimated cash flows are based on historical data and past experience of operating within the marketplace. The average revenue growth rate used for the intangible asset impairment testing of indefinite-lived brands was 5% (March 31, 2023 – 5%). The terminal growth rate used in the impairment testing ranged from 3% to 5% (March 31, 2023 – 5%). The rates used to project cash flows are based on management's expectations for the growth of the cash generating unit and do not exceed long-term average growth rates for the markets in which the cash generating units operate. Management used a pre-tax discount rate of 10% (March 31, 2023 – 15%) to determine the present value of future cash flows. As a result of the analysis, management did not identify an impairment of the indefinite lived intangible assets and any reasonable change in assumptions would not result in impairment.

# 13. Financial Instruments and Risk Management

## (a) Summary of financial instruments:

**(i) CATEGORIES OF FINANCIAL INSTRUMENTS:**

The carrying values of the Company's financial instruments are classified into the following categories:

| As at | | | | March 31, 2024 |
|---|---|---|---|---|
| | Fair value through profit or loss | Amortized cost | Fair value through other comprehensive income | Total carrying value |
| **Financial assets:** | | | | |
| Cash and cash equivalents [i] | $ – | $ 170,177 | $ – | $ 170,177 |
| Trade accounts receivable | – | 437,329 | – | 437,329 |
| **Financial liabilities:** | | | | |
| Bank indebtedness | – | (4,060) | – | (4,060) |
| Trade accounts payable and accrued liabilities | – | (535,844) | – | (535,844) |
| Long-term debt | – | (1,171,972) | – | (1,171,972) |
| **Derivative instruments:** | | | | |
| Held for trading derivatives that are not designated in hedge accounting relationships – gain [ii] | 600 | – | – | 600 |
| Derivative instruments in designated hedge accounting relationships – gain [ii] | – | – | 2,290 | 2,290 |
| Cross-currency interest rate swap – gain [iii] | – | – | 3,103 | 3,103 |
| Interest rate swap instrument – gain [iii] | – | – | 1,198 | 1,198 |

| As at | | | | March 31, 2023 |
|---|---|---|---|---|
| | Fair value through profit or loss | Amortized cost | Fair value through other comprehensive income | Total carrying value |
| **Financial assets:** | | | | |
| Cash and cash equivalents (i) | $ — | $ 159,867 | $ — | $ 159,867 |
| Trade accounts receivable | — | 368,855 | — | 368,855 |
| **Financial liabilities:** | | | | |
| Bank indebtedness | — | (5,824) | — | (5,824) |
| Trade accounts payable and accrued liabilities | — | (601,094) | — | (601,094) |
| Long-term debt | — | (1,155,786) | — | (1,155,786) |
| **Derivative instruments:** | | | | |
| Held for trading derivatives that are not designated in hedge accounting relationships – gain (ii) | 1,024 | — | — | 1,024 |
| Derivative instruments in designated hedge accounting relationships – loss (ii) | — | — | (4,860) | (4,860) |
| Cross-currency interest rate swap – gain (iii) | — | — | 5,469 | 5,469 |
| Interest rate swap instrument – gain (iii) | — | — | 467 | 467 |

*(i) Cash and cash equivalents is in the form of deposits on demand with major financial institutions. Cash equivalents were nil at March 31, 2024 and March 31, 2023.*

*(ii) Derivative financial instruments in a gain position are included in deposits, prepaids and other assets, and derivative financial instruments in a loss position are included in accounts payable and accrued liabilities on the consolidated statements of financial position.*

*(iii) The cross-currency interest rate swap instrument in a gain position is included in other assets on the consolidated statements of financial position. The cross-currency interest rate swap instrument in a loss position is included in other long-term liabilities on the consolidated statements of financial position.*

*During the years ended March 31, 2024 and March 31, 2023, there were no changes in the classification of financial assets as a result of a change in the purpose or use of those assets.*

### (ii) FAIR VALUE MEASUREMENTS:

The following table summarizes the Company's financial instruments that are carried or disclosed at fair value and indicates the fair value hierarchy that reflects the significance of the inputs used in making the measurements:

| As at | | | | | March 31, 2024 |
|---|---|---|---|---|---|
| | Carrying value | Level 1 | Level 2 | Level 3 | Fair value total |
| Measured at fair value: | | | | | |
| Held for trading derivatives that are not designated in hedge accounting relationships | $ 600 | $ — | $ 600 | $ — | $ 600 |
| Derivative instruments in designated hedge accounting relationships | 2,290 | — | 2,290 | — | 2,290 |
| Cross-currency interest rate swap | 3,103 | — | 3,103 | — | 3,103 |
| Interest rate swap instrument | 1,198 | — | 1,198 | — | 1,198 |
| Disclosed at fair value: | | | | | |
| Long-term debt | (1,171,972) | — | (1,130,183) | — | (1,130,183) |

| As at | | | | | March 31, 2023 |
|---|---|---|---|---|---|
| | Carrying value | Level 1 | Level 2 | Level 3 | Fair value total |
| Measured at fair value: | | | | | |
| Held for trading derivatives that are not designated in hedge accounting relationships | $ 1,024 | $ — | $ 1,024 | $ — | $ 1,024 |
| Derivative instruments in designated hedge accounting relationships | (4,860) | — | (4,860) | — | (4,860) |
| Cross-currency interest rate swap | 5,469 | — | 5,469 | — | 5,469 |
| Interest rate swap instrument | 467 | — | 467 | — | 467 |
| Disclosed at fair value: | | | | | |
| Long-term debt | (1,155,786) | — | (1,102,089) | — | (1,102,089) |

The estimated fair values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their respective carrying values due to the short period to maturity. The estimated fair value of long-term debt borrowings under the Credit Facility and other facilities approximates the carrying value due to interest rates approximating current market values. The estimated fair value of the long-term debt Senior Notes reflects the current trading price.

Derivative financial instruments are carried at fair value. The fair value of the Company's derivative instruments is estimated using a discounted cash flow technique incorporating inputs that are observable in the market or can be derived from observable market data. The derivative contract counterparties are highly rated multinational financial institutions.

During the years ended March 31, 2024 and March 31, 2023, there were no transfers between Level 1 and Level 2 fair value measurements.

## (b) Risks arising from financial instruments and risk management:

The Company manages its market risk through the use of various financial derivative instruments. The Company uses these instruments to mitigate exposure to fluctuations in foreign exchange rates. The Company's strategy, policies and controls are designed to ensure that the risks it assumes comply with the Company's internal objectives and its risk tolerance. The Company does not enter into derivative financial agreements for speculative purposes. As such, any change in cash flows associated with derivative instruments is designed to be offset by changes in cash flows of the relevant risk being hedged.

When appropriate, the Company applies hedge accounting. Hedging does not guard against all risks and is not always effective. The Company may recognize financial losses as a result of volatility in the market values of these contracts. The fair values of these instruments represent the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date. The fair value of these derivatives is determined using valuation techniques such as discounted cash flow analysis. The valuation technique incorporates all factors that would be considered in setting a price, including the Company's own credit risk as well as the credit risk of the counterparty.

**FOREIGN CURRENCY RISK**

The Company transacts business in multiple currencies, the most significant of which are the Canadian dollar, the U.S. dollar and the Euro. As a result, the Company has foreign currency exposure with respect to items denominated in foreign currencies that may have an impact on operating results and cash flows. The types of foreign exchange risk can be categorized as follows:

**Translation exposure**

Each foreign operation's assets and liabilities are translated from the subsidiary's functional currency into Canadian dollars using the exchange rates in effect at the consolidated statement of financial position date. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive income. The cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the foreign operations.

Foreign currency risks arising from the translation of assets and liabilities of foreign operations into the Company's functional currency are hedged under certain circumstances. The Company has assessed the net foreign currency exposure of operations relative to their own functional currency. A fluctuation of +/- 5% in the Euro, and U.S. dollar, provided as an indicative range in a volatile currency environment, would, everything else being equal, have an effect on accumulated other comprehensive income for the year ended March 31, 2024 of approximately +/- $8,602 and $36,925, respectively (2023 +/- $62,943 and $72,051), and on income before income taxes for the year ended March 31, 2024 of approximately +/- $1,679 and $6,934, respectively (2023 +/- $12 and $2,840).

Foreign-currency-based earnings are translated into Canadian dollars each period at prevailing rates. As a result, fluctuations in the value of the Canadian dollar relative to these other currencies will impact reported net income.

**Transaction exposure**

The Company generates significant revenues in foreign currencies, which exceed the natural hedge provided by purchases of goods and services in those currencies. The Company's risk management objective is to reduce cash flow risk related to foreign currency-denominated cash flows. In order to manage foreign currency exposure in subsidiaries that have transaction exposure in currencies other than the subsidiary's functional currency, the Company enters into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contracts are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company's markets and the Company's past experience. As such, there is not a material transaction exposure.

The Company's U.S. dollar-denominated Senior Notes are translated into Canadian dollars at the foreign exchange rate in effect at the consolidated statement of financial position dates. As a result, the Company is exposed to foreign currency translation gains and losses. The Company uses cross-currency interest rate swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to the Senior Notes. The balance of the Senior Notes is designated as a hedge of the U.S. dollar-denominated net investment in foreign operations.

**INTEREST RATE RISK**

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

In relation to its debt financing, the Company is exposed to changes in interest rates, which may impact the Company's borrowing costs. Floating rate debt exposes the Company to fluctuations in short-term interest rates. The Company manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors, including credit margin, term and basis. The risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to the Company. As at March 31, 2024, $408,420 or 34.0% (March 31, 2023 – $388,397 or 33.0%) of the Company's total debt is subject to movements in floating interest rates. A +/- 1% change in interest rates in effect for the fiscal year would, all things being equal, have an impact of +/- $4,084 on income before income taxes for the year ended March 31, 2024 (March 31, 2023 +/- $3,884).

**CREDIT RISK**

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to credit risk consist mainly of cash and cash equivalents, accounts receivable, contract assets and derivative financial instruments. The carrying values of these assets represent management's assessment of the associated maximum exposure to such credit risk. Cash and cash equivalents are held by major financial institutions. Substantially all of the Company's trade accounts receivable and contract assets are due from customers in a variety of industries and, as such, are subject to normal credit risks from their respective industries. The Company regularly monitors customers for changes in credit risk. The Company does not believe that any single industry or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is mitigated by the Company's client base being primarily large, multinational customers and a portion of these balances being insured by a third party.

| Trade receivables – aged by due date as at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Current | $ 316,492 | $ 304,181 |
| 1 – 30 days | 68,454 | 35,704 |
| 31 – 60 days | 12,537 | 13,098 |
| 61 – 90 days | 13,554 | 5,870 |
| Over 90 days | 32,533 | 16,503 |
| Total | $ 443,570 | $ 375,356 |

The movement in the Company's allowance for doubtful accounts for the years ended March 31 was as follows:

| | 2024 | 2023 |
|---|---|---|
| Balance, at April 1 | $ 6,501 | $ 5,216 |
| Provision for doubtful accounts | 2,135 | 1,086 |
| Amounts written off | (201) | (491) |
| Recoveries | (2,114) | (406) |
| Foreign exchange | (80) | 1,096 |
| Balance, at March 31 | $ 6,241 | $ 6,501 |

The Company minimizes credit risk associated with derivative financial instruments by only entering into derivative transactions with highly rated multinational financial institutions, in order to reduce the risk of counterparty default. The Company reviews counterparty credit ratings on a regular basis and sets credit limits when deemed necessary.

**LIQUIDITY RISK**

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. The Company's process for managing liquidity risk includes ensuring, to the extent possible, that it will have sufficient liquidity to meet its liabilities when they become due. The Company requires authorizations for expenditures on projects and prepares annual capital expenditure budgets to assist with the management of capital. The Company's accounts payable primarily have contractual maturities of less than 90 days, and the contractual cash flows equal their carrying values.

| Trade payables – aged by due date as at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| 1 – 30 days | $ 179,521 | $ 222,332 |
| 31 – 60 days | 27,514 | 32,246 |
| 61 – 90 days | 7,732 | 17,836 |
| Over 90 days | 6,697 | 13,072 |
| Total | $ 221,464 | $ 285,486 |

As at March 31, 2024, the Company was holding cash and cash equivalents of $170,177 (March 31, 2023 – $159,867) and had unutilized lines of credit of $447,339 (March 31, 2023 – $456,010). The Company expects that continued cash flows from operations in fiscal 2025, together with cash and cash equivalents on hand and available credit facilities, will be more than sufficient to fund its requirements for investments in working capital, property, plant and equipment and strategic investments including some potential acquisitions, and that the Company's credit ratings provide reasonable access to capital markets to facilitate future debt issuance.

The Company's long-term debt obligations and scheduled interest payments are presented in note 16.

## (c) Hedge accounting and risk management contracts:

**CASH FLOW HEDGES — FOREIGN CURRENCY RISK OF FORECASTED PURCHASES AND SALES**

The Company manages foreign exchange risk on its highly probable forecasted revenue and purchase transactions denominated in various foreign currencies. The Company has identified foreign exchange fluctuation risk as the hedged risk. To mitigate the risk, forward currency contracts are designated as the hedging instrument and are entered into to hedge a portion of the purchases and sales. The forward currency contracts limit the risk of variability in cash flows arising from foreign currency fluctuations. The Company has established a hedge ratio of 1:1 for all of its hedging relationships. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

**CASH FLOW HEDGES — FOREIGN CURRENCY RISK ON FOREIGN-CURRENCY-DENOMINATED SENIOR NOTES**

The Company uses cross-currency interest rate swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 4.169% Canadian. The terms of the hedging relationship will end on December 15, 2025. The Company has established a hedge ratio of 1:1 for all of its hedging relationships. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

**CASH FLOW HEDGES — VARIABLE FOR FIXED INTEREST RATE SWAP**

Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument. The instrument swapped the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.241% interest plus a margin and the terms of the hedging instrument end on November 4, 2024. On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.044% interest plus a margin for the period November 4, 2024 to November 4, 2026. The Company has established a hedge ratio of 1:1 for the hedging relationship. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

**HEDGE OF EURO-DENOMINATED NET INVESTMENT IN FOREIGN OPERATIONS**

The Company manages foreign exchange risk on its Euro-denominated net investments. The Company uses a cross-currency interest rate swap as a derivative financial instrument to hedge a portion of the foreign exchange risk related to its Euro-denominated net investment. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap 161,142 Euros into Canadian dollars to hedge the net investment in its European operations. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. The terms of the hedging relationship will end on December 15, 2025. The Company has established a hedge ratio of 1:1 for all of its hedging relationships. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

During the years ended March 31, 2024 and March 31, 2023, income of $345 and $75, respectively, was recognized in selling, general and administrative expenses for the ineffective portion of cash flow hedges.

The following table summarizes the Company's outstanding cash flow hedge positions to buy and sell foreign currencies under forward foreign exchange contracts and cross-currency interest rate swaps:

| As at | | | | | | | | March 31, 2024 |
|---|---|---|---|---|---|---|---|---|
| | | | Carrying amount | | Hedging instrument | Hedged item | Cash flow hedge reserves | |
| Item sold | Item bought | Nominal amount (in CAD) | Assets | Liabilities | Changes in fair value used for calculating hedge ineffectiveness | Changes in fair value used for calculating hedge ineffectiveness | For continued hedges | For discontinued hedges |
| **Derivative hedging instruments** (i) | | | | | | | | |
| U.S. dollars | Canadian dollars | 233,244 | 1,024 | — | 1,024 | 1,024 | 1,024 | — |
| Euros | Canadian dollars | 98,103 | 1,559 | — | 1,559 | 1,559 | 1,559 | — |
| U.S. dollars | Euros | 18,648 | — | 204 | 204 | 204 | 204 | — |
| Euros | U.S. dollars | 10,763 | — | 26 | 26 | 26 | 26 | — |
| Euros | Czech Koruna | 2,740 | — | 63 | 63 | 63 | 63 | — |
| **Cross-currency interest rate swap instruments** (ii) | | | | | | | | |
| U.S. dollars | Canadian dollars | 237,038 | 17,204 | — | 1,017 | 1,017 | 17,204 | — |
| Canadian dollars | Euros | 235,477 | — | 14,101 | (3,383) | (3,383) | 14,101 | — |
| **Interest rate swap instrument** (ii) | | | | | | | | |
| Variable rate | Fixed rate | 406,350 | 1,198 | — | 732 | 732 | 1,198 | — |

| As at | | | | | | | | March 31, 2023 |
|---|---|---|---|---|---|---|---|---|
| | | | Carrying amount | | Hedging instrument | Hedged item | Cash flow hedge reserves | |
| Item sold | Item bought | Nominal amount (in CAD) | Assets | Liabilities | Changes in fair value used for calculating hedge ineffectiveness | Changes in fair value used for calculating hedge ineffectiveness | For continued hedges | For discontinued hedges |
| Derivative hedging instruments [(i)] | | | | | | | | |
| U.S. dollars | Canadian dollars | 193,545 | — | 1,083 | 1,083 | 1,083 | 1,083 | — |
| Euros | Canadian dollars | 56,573 | — | 4,152 | 4,152 | 4,152 | 4,152 | — |
| U.S. dollars | Euros | 45,535 | 522 | — | 522 | 522 | 522 | — |
| Euros | U.S. dollars | 3,648 | — | 99 | 99 | 99 | 99 | — |
| Cross-currency interest rate swap instruments [(ii)] | | | | | | | | |
| U.S. dollars | Canadian dollars | 236,495 | 16,187 | — | 20,122 | 20,122 | 16,187 | — |
| Canadian dollars | Euros | 236,137 | — | 10,718 | (28,722) | (28,722) | 10,718 | — |
| Interest rate swap instrument [(ii)] | | | | | | | | |
| Variable rate | Fixed rate | 405,420 | 467 | — | 467 | 467 | 467 | — |

*(i) Derivative hedging instruments in a gain position are included in deposits, prepaids and other assets, and derivative hedging instruments in a loss position are included in accounts payable and accrued liabilities on the consolidated statements of financial position.*

*(ii) The cross-currency interest rate swap instrument in a gain position is included in other assets on the consolidated statements of financial position. The cross-currency interest rate swap instrument in a loss position is included in other long-term liabilities on the consolidated statements of financial position.*

As at March 31, 2024, the Company is holding the following forward foreign exchange contracts to hedge the exposure on its revenues and purchases:

| As at | | | | | | | | | | | March 31, 2024 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Less than 3 months | | 3 to 6 months | | 6 to 9 months | | 9 to 12 months | | 1 to 2 years | |
| Currency sold | Currency bought | Nominal amount | Average hedged rate | Nominal amount | Average hedged rate | Nominal amount | Average hedged rate | Nominal amount | Average hedged rate | Nominal amount | Average hedged rate |
| **Revenue hedges** | | | | | | | | | | | |
| U.S. dollars | Canadian dollars | 65,780 | 1.352 | 48,247 | 1.353 | 42,539 | 1.351 | 24,381 | 1.360 | 47,408 | 1.363 |
| Euros | Canadian dollars | 24,842 | 1.479 | 28,130 | 1.483 | 12,056 | 1.495 | 8,768 | 1.512 | 20,458 | 1.524 |
| U.S. dollars | Euros | 11,170 | 0.907 | 5,224 | 0.928 | 2,198 | 0.905 | — | — | — | — |
| Euros | Czech Koruna | 1,279 | 24.523 | 877 | 24.866 | 584 | 24.958 | — | — | — | — |
| **Purchase hedges** | | | | | | | | | | | |
| U.S. dollars | Canadian dollars | 4,889 | 1.339 | — | — | — | — | — | — | — | — |
| Euros | U.S. dollars | 2,192 | 1.084 | 3,208 | 1.088 | 3,317 | 1.093 | 2,046 | 1.098 | — | — |
| U.S. dollars | Euros | 56 | 0.919 | — | — | — | — | — | — | — | — |
| Euros | Canadian dollars | 3,513 | 1.480 | 336 | 1.473 | — | — | — | — | — | — |

| As at | | | | | | | | | | | March 31, 2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Less than 3 months | | 3 to 6 months | | 6 to 9 months | | 9 to 12 months | | 1 to 2 years | |
| Currency sold | Currency bought | Nominal amount | Average hedged rate | Nominal amount | Average hedged rate | Nominal amount | Average hedged rate | Nominal amount | Average hedged rate | Nominal amount | Average hedged rate |
| Revenue hedges | | | | | | | | | | | |
| Euros | U.S. dollars | 1,300 | 1.145 | 650 | 1.150 | — | — | — | — | — | — |
| U.S. dollars | Canadian dollars | 55,347 | 1.333 | 45,926 | 1.341 | 31,114 | 1.339 | 21,616 | 1.348 | 39,542 | 1.344 |
| Euros | Canadian dollars | 23,602 | 1.355 | 16,119 | 1.369 | 12,456 | 1.370 | 4,396 | 1.374 | — | — |
| U.S. dollars | Euros | 11,398 | 0.929 | 15,567 | 0.921 | 10,423 | 0.928 | 4,400 | 0.925 | 3,228 | 1.014 |
| Purchase hedges | | | | | | | | | | | |
| Euros | U.S. dollars | 665 | 1.088 | 204 | 1.081 | — | — | 828 | 1.092 | — | — |
| U.S. dollars | Euros | 365 | 0.955 | 98 | 1.003 | — | — | — | — | 56 | 0.919 |

The following summarizes the Company's amounts included in other comprehensive income that relate to hedge accounting:

| As at | | | | March 31, 2024 |
|---|---|---|---|---|
| Cash flow hedges | Change in the value of the hedging instrument recognized in OCI gain (loss) | Hedge ineffectiveness recognized in profit or loss | Amount reclassified from the cash flow hedge reserve to profit or loss gain (loss) | Line item affected in profit or loss because of the reclassification |
| **Foreign exchange risk:** | | | | |
| Revenue hedges | (7,154) | — | (1,706) | Revenues |
| Purchase hedges | 4 | — | (80) | Cost of revenues |
| Cross-currency interest rate swap | (1,017) | — | — | Net finance costs |
| Interest rate swap instrument | (732) | — | — | Net finance costs |

| As at | | | | March 31, 2023 |
|---|---|---|---|---|
| Cash flow hedges | Change in the value of the hedging instrument recognized in OCI gain (loss) | Hedge ineffectiveness recognized in profit or loss | Amount reclassified from the cash flow hedge reserve to profit or loss gain (loss) | Line item affected in profit or loss because of the reclassification |
| Foreign exchange risk: | | | | |
| Revenue hedges | 6,914 | — | (5,413) | Revenues |
| Purchase hedges | (219) | — | (170) | Cost of revenues |
| Cross-currency interest rate swap | (20,122) | — | — | Net finance costs |
| Interest rate swap instrument | (467) | — | — | Net finance costs |

**INSTRUMENTS NOT SUBJECT TO HEDGE ACCOUNTING**

As part of the Company's risk management strategy, forward contract derivative financial instruments are used to manage foreign currency exposure related to the translation of foreign currency net assets to the subsidiary's functional currency. As these instruments have not been designated as hedges, the change in fair value is recorded in selling, general and administrative expenses in the consolidated statements of income.

For the year ended March 31, 2024, the Company recorded risk management gains of $5,448 (losses of $21,553 for the year ended March 31, 2023) on foreign currency risk management forward contracts in the consolidated statements of income. Included in these amounts were unrealized gains of $3,146 (losses of $2,758 during the year ended March 31, 2023), representing the change in fair value. In addition, during the year ended March 31, 2024, the Company realized gains in foreign exchange of $2,302 (losses of $18,795 during the year ended March 31, 2023), which were settled.

# 14. Provisions

| | Warranty | Restructuring | Other | Total |
|---|---|---|---|---|
| Balance, at March 31, 2022 | $ 12,793 | $ 10,610 | $ 1,422 | $ 24,825 |
| Provisions made | 3,559 | 27,487 | 8,822 | 39,868 |
| Provisions used | (5,838) | (19,773) | (9,372) | (34,983) |
| Exchange adjustments | 588 | 266 | 36 | 890 |
| Balance, at March 31, 2023 | $ 11,102 | $ 18,590 | $ 908 | $ 30,600 |
| Provisions made | 6,460 | 22,790 | 10,362 | 39,612 |
| Acquisition of subsidiaries | 522 | — | — | 522 |
| Provisions used | (4,862) | (19,445) | (10,352) | (34,659) |
| Exchange adjustments | (30) | (72) | 5 | (97) |
| **Balance, at March 31, 2024** | **$ 13,192** | **$ 21,863** | **$ 923** | **$ 35,978** |

## Warranty provisions

Warranty provisions are related to sales of products and are based on experience reflecting statistical trends of warranty costs.

## Restructuring

Restructuring charges are recognized in the period incurred and when the criteria for provisions are fulfilled. Termination benefits are recognized as a liability and an expense when the Company is demonstrably committed through a formal restructuring plan.

The Company periodically undertakes reviews of its operations to ensure alignment with strategic market opportunities. As part of this review, the Company identified an opportunity to improve the cost structure of the organization and reallocate investment to growth areas. In fiscal 2024, restructuring expenses of $22,790 were recorded in relation to the reorganization.

In fiscal 2023, the Company completed a reorganization plan which primarily impacted certain management positions.

## Other provisions

Other provisions are related to medical insurance expenses that have been incurred during the period but are not yet paid, and other miscellaneous provisions.

# 15. Employee Benefits

The Company operates pension plans for certain of its employees through defined contribution plans, defined benefit plans and other long-term employee benefit plans. The costs associated with defined contribution plans are expensed as incurred. The most recent actuarial valuations of the defined benefit plans and other long-term employee benefit plans were completed as at March 31, 2024. The next valuations are scheduled to be as at March 31, 2025.

The changes in the fair value of assets, the employee benefit obligation and the funded status were as follows:

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| **Accrued benefit obligations:** | | |
| Opening balance | $ 29,162 | $ 32,721 |
| Acquisition of subsidiary | — | 1,055 |
| Interest cost | 1,015 | 579 |
| Service cost | 610 | 553 |
| Assumption changes | 561 | (5,043) |
| Transfers and benefits paid | (2,590) | (2,111) |
| Foreign exchange | (376) | 1,408 |
| Accrued benefit obligations, ending balance | $ 28,382 | $ 29,162 |
| **Plan assets:** | | |
| Opening balance | $ 3,676 | $ 3,589 |
| Interest income included in net interest expense | 125 | (170) |
| Company contributions | — | 179 |
| Foreign exchange | (4) | 78 |
| Plan assets, ending balance | $ 3,797 | $ 3,676 |
| Employee benefits liability | $ 24,585 | $ 25,486 |

Amounts recognized in the consolidated statements of comprehensive income (before tax) were as follows:

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Total actuarial gains (losses) recognized in OCI | $ (561) | $ 5,043 |

The significant weighted average annual actuarial assumptions used in measuring the accrued benefit obligation were as follows:

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Discount rate | 3.8 % | 4.1 % |
| Rate of compensation increase | 0.6 % | 0.4 % |

## Sensitivity analysis

Significant actuarial assumptions for the determination of the defined benefit obligation are the discount rate and life expectancy. The sensitivity analyses have been performed based on reasonably possible changes in the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

As at March 31, 2024, the following quantitative analysis shows changes to the significant actuarial assumptions and the corresponding impact on the accrued benefit obligations:

| | Discount rate | | Life expectancy | |
|---|---|---|---|---|
| | 1% increase | 1% decrease | Increase by 1 year | Decrease by 1 year |
| Accrued benefit obligations | $ (2,988) | $ 2,146 | $ 625 | $ (638) |

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation from one another as some of the assumptions may be correlated.

The weighted average allocations of plan assets were:

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Other | 100.0 % | 100.0 % |

No plan assets were directly invested in the Company's securities.

The net employee benefits expense included the following components:

| Years ended | March 31, 2024 | March 31, 2023 |
|---|---|---|
| **Defined benefit plans** | | |
| Service cost | $ 610 | $ 553 |
| Interest cost | 1,015 | 579 |
| | 1,625 | 1,132 |
| Defined contribution plans | 9,871 | 7,250 |
| **Net employee benefits expense** | $ 11,496 | $ 8,382 |

The Company expects to contribute nil to its defined benefit plans during the year ending March 31, 2025.

The cumulative actuarial losses, net of income taxes, recognized in retained earnings as at March 31, 2024 were $2,797 (March 31, 2023 – $2,390).

# 16. Bank Indebtedness and Long-Term Debt

On October 5, 2023, the Company amended its senior secured credit facility (the "Credit Facility") to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750,000 secured committed revolving line of credit and (ii) a fully drawn $300,000 non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At March 31, 2024, the Company had utilized $703,984 under the Credit Facility, of which $703,972 was classified as long-term debt (March 31, 2023 – $691,906) and $12 by way of letters of credit (March 31, 2023 – $48).

The Credit Facility is available in Canadian dollars by way of prime rate advances and/or bankers' acceptances, in U.S. dollars by way of base rate advances and/or Term SOFR, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the bank's prime rate or the bank's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For bankers' acceptances, Term SOFR, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the bankers' acceptance fee,

Term SOFR rate, EURIBOR rate or Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see note 9).

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At March 31, 2024, all of the covenants were met.

The Company has additional credit facilities available of $108,058 (40,575 Euros, $24,000 U.S., 120,000 Thai Baht, 5,000 GBP, 5,000 CNY, $150 AUD and $2,189 CAD). The total amount outstanding on these facilities as at March 31, 2024 was $6,735, of which $4,060 was classified as bank indebtedness (March 31, 2023 – $5,824), $2,299 was classified as long-term debt (March 31, 2023 – $202) and $376 by way of letters of credit (March 31, 2023 – $158). The interest rates applicable to the credit facilities range from 0.03% to 8.45% per annum. A portion of the long-term debt is secured by certain assets of the Company.

The Company's U.S. $350,000 aggregate principal amount of senior notes ("the Senior Notes") were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At March 31, 2024, all of the covenants were met. Subject to certain exceptions, the Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S.-dollar-denominated Senior Notes (see note 9).

## (i) Bank indebtedness

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Other facilities | $ 4,060 | $ 5,824 |

## (ii) Long-term debt

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Credit Facility | $ 703,972 | $ 691,906 |
| Senior Notes | 474,075 | 472,990 |
| Other facilities | 2,299 | 202 |
| Issuance costs | (8,374) | (9,312) |
| | 1,171,972 | 1,155,786 |
| Less: current portion | 176 | 65 |
| | $ 1,171,796 | $ 1,155,721 |

Scheduled principal repayments and interest payments on long-term debt as at March 31, 2024 are as follows (variable interest repayments on the Credit Facility are not reflected in the table below as they fluctuate based on the amounts drawn):

| | Principal | Interest |
|---|---|---|
| Less than one year | $ 176 | $ 20,971 |
| One – two years | 256 | 20,864 |
| Two – three years | 616,102 | 20,748 |
| Three – four years | 88,225 | 20,620 |
| Four – five years | 474,267 | 20,476 |
| Thereafter | 1,320 | 2,171 |
| | $ 1,180,346 | $ 105,850 |

# 17. Share Capital

Authorized share capital of the Company consists of an unlimited number of common shares, without par value, for unlimited consideration.

On May 30, 2023, the Company announced the closing of its U.S. initial public offering on the New York Stock Exchange. A total of 6,900,000 common shares were sold by the Company, at a price of $55.04 ($41 U.S.) per share, for gross proceeds to the Company of $379,797 ($282,900 U.S.). Offering costs of $17,725 ($13,203 U.S.) were paid and deferred tax of $4,260 ($3,173 U.S.) related to the offering costs were recorded to share capital.

On December 13, 2023, the Company announced that the Toronto Stock Exchange ("TSX") had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,044,818 common shares during the twelve-month period ending December 14, 2024.

For the year ended March 31, 2024, the Company purchased 300 common shares for $14 under the recently announced and previous NCIB programs.

Subsequent to March 31, 2024, during the period April 1, 2024 to May 3, 2024, the Company purchased 1,020,887 common shares for cancellation under the NCIB program for $44,986.

For the year ended March 31, 2023, the Company purchased nil common shares under the previous NCIB program. All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings.

The changes in the common shares issued and outstanding during the period presented were as follows:

| | Note | Number of common shares | Share capital |
|---|---|---|---|
| Balance, at March 31, 2022 | | 92,267,724 | $ 530,241 |
| Exercise of stock options | | 291,659 | 6,318 |
| Common shares held in trust | | (337,496) | (12,365) |
| Repurchase of common shares | | (619,695) | (3,561) |
| Balance, at March 31, 2023 | | 91,602,192 | $ 520,633 |
| Exercise of stock options | | 105,398 | 2,754 |
| Common shares held in trust | 19 | (387,794) | (23,820) |
| Initial public offering, net of offering costs and deferred tax | | 6,900,000 | 366,332 |
| Repurchase of common shares | | (300) | (2) |
| **Balance, at March 31, 2024** | | 98,219,496 | $ 865,897 |

# 18. Taxation

## (i) Reconciliation of income taxes:

Income tax expense differs from the amounts that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to income before income taxes. These differences result from the following items:

| Years ended | Note | March 31, 2024 | March 31, 2023 |
|---|---|---|---|
| Income before income taxes and non-controlling interest | | $ 246,687 | $ 159,771 |
| Combined Canadian basic federal and provincial income tax rate | | 26.50% | 26.50% |
| Income tax expense based on combined Canadian basic federal and provincial income tax rate | | $ 65,372 | $ 42,339 |
| Increase (decrease) in income taxes resulting from: | | | |
| Adjustments in respect of current income tax of previous periods | | 603 | (4,269) |
| Non-taxable items net of non-deductible items | | (14,391) | (4,649) |
| Unrecognized assets | | 12,001 | 9,428 |
| Income taxed at different rates and statutory rate changes | | (8,843) | (10,030) |
| Manufacturing and processing allowance and all other items | | (2,236) | (749) |
| **At the effective income tax rate of 21% (March 31, 2023 – 20%)** | | $ 52,506 | $ 32,070 |

| Income tax expense reported in the consolidated statements of income: | | | |
|---|---|---|---|
| Current tax expense | | $ 82,421 | $ 69,612 |
| Deferred tax recovery | | (29,915) | (37,542) |
| | | $ 52,506 | $ 32,070 |

| Deferred tax related to items charged or credited directly to equity and goodwill: | | | |
|---|---|---|---|
| Loss on revaluation of cash flow hedges | | $ (2,212) | $ (3,495) |
| Opening deferred tax of acquired company | 5 | (10,963) | (6,727) |
| Other items recognized through equity | | 6,215 | (7,428) |
| **Income tax charged directly to equity and goodwill** | | $ (6,960) | $ (17,650) |

## (ii) Components of deferred income tax assets and liabilities:

Deferred income taxes are provided for the differences between accounting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are comprised of the following:

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Accounting income not currently taxable | $ 24,782 | $ (655) |
| Intangible assets | (128,423) | (127,466) |
| Investment tax credits taxable in future years when utilized | (5,332) | (7,285) |
| Loss available for offset against future taxable income | 9,537 | 13,898 |
| Property, plant and equipment | 19,001 | 21,688 |
| Other | 4,986 | 1,698 |
| **Net deferred income tax liability** | $ (75,449) | $ (98,122) |

| Presented as: | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Deferred income tax assets | $ 5,904 | $ 6,337 |
| Deferred income tax liabilities | (81,353) | (104,459) |
| **Net deferred income tax liability** | $ (75,449) | $ (98,122) |

**UNRECOGNIZED DEFERRED INCOME TAX ASSETS:**

Deferred income tax assets have not been recognized in respect of the following item:

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Losses and other assets available for offset against future taxable income | $ 67,908 | $ 59,076 |

**LOSS CARRYFORWARDS:**

As at March 31, 2024, the Company has the following net operating loss carryforwards that are scheduled to expire in the following years:

| As at | March 31, 2024 | |
|---|---|---|
| **Years of expiry** | **Non-Canadian** | **Canadian** |
| 2025 – 2031 | $ 5,006 | $ 6 |
| 2032 – 2044 | 16,720 | 5 |
| No expiry | 114,626 | – |
| | $ 136,352 | $ 11 |

| As at | March 31, 2023 | |
|---|---|---|
| **Years of expiry** | **Non-Canadian** | **Canadian** |
| 2024 – 2030 | $ 16,181 | $ 6 |
| 2031 – 2043 | 17,322 | 3,849 |
| No expiry | 105,843 | – |
| | $ 139,346 | $ 3,855 |

At March 31, 2024, the Company has U.S. federal and state capital loss carryforwards of $533 (March 31, 2023 – $531) that do not expire, and Canadian capital loss carryforwards of $89,433 (March 31, 2023 – $83,887) that do not expire.

**INVESTMENT TAX CREDITS:**

As at March 31, 2024, the Company has investment tax credits available to be applied against future taxes payable in Canada of approximately $15,746 and in foreign jurisdictions of approximately $11,268. The investment tax credits are scheduled to expire as follows:

| Years of expiry | Gross ITC balance |
|---|---|
| 2031 – 2036 | $ 1,246 |
| 2037 – 2044 | 25,768 |
| | $ 27,014 |

The benefit of $19,379 (March 31, 2023 – $13,819) of these investment tax credits has been recognized in the consolidated financial statements. Unrecognized investment tax credits are scheduled to expire between 2041 and 2044.

**(iii)** The Company has determined that as of the reporting date, undistributed profits of its subsidiaries will not be distributed in the foreseeable future.

**(iv)** There are temporary differences of $7,986 associated with investments in subsidiaries for which no deferred income tax liability has been recognized.

**(v)** The Company operates in jurisdictions that have enacted or substantively enacted new legislation for the global minimum top-up tax, known as Pillar Two. The legislation will become effective for the Company in its fiscal year ending March 31, 2025, with no current tax impact for the year ended March 31, 2024. The rules ensure that large multinational groups are subject to a minimum tax rate of 15% on income earned in each jurisdiction where they carry on business. While most jurisdictions where the Company operates have effective tax rates exceeding the required 15% minimum, in jurisdictions where transitional safe harbour relief is unlikely to apply and effective tax rates are expected to be below 15%, the Company expects no significant exposure to Pillar Two income taxes.

# 19. Stock-Based Compensation

## Employee Share Purchase Plan:

Under the terms of the Company's Employee Share Purchase Plan, qualifying employees of the Company may set aside funds through payroll deductions for an amount up to a maximum of 10% of their base salary or $10,000 in any one calendar year. Subject to the member not making withdrawals from the plan, the Company makes contributions to the plan equal to 20% of a member's contribution to the plan during the year, up to a maximum of 1% of the member's salary or $2,000. Shares for the plan may be issued from treasury or purchased in the market as determined by the Company's Board of Directors. During the years ended March 31, 2024 and March 31, 2023, no shares were issued from treasury related to the plan.

## Stock Option Plan:

The Company uses a stock option plan to attract and retain key employees, officers and directors. Under the Company's 1995 Stock Option Plan (the "1995 Plan"), the shareholders have approved a maximum of 5,991,839 common shares for issuance, with the maximum reserved for issuance to any one person at 5% of the common shares outstanding at the time of the grant. Time-vested stock options vest over four-year periods. The exercise price is either the price of the Company's common shares on the TSX at closing for the day prior to the date of the grant or the five-day volume weighted average price of the Company's common shares on the TSX prior to the date of the grant. Stock options granted under the 1995 Plan may be exercised during periods not exceeding seven years from the date of grant, subject to earlier termination upon the option holder ceasing to be a director, officer or employee of the Company. Stock options issued under the 1995 Plan are non-transferable. Any stock option granted that is cancelled or terminated for any reason prior to exercise is returned to the pool and becomes available for future stock option grants. In the event that the stock option would otherwise expire during a restricted trading period, the expiry date of the stock option is extended to the 10th business day following the date of expiry of such period. In addition, the 1995 Plan restricts the granting of stock options to insiders that may be under the 1995 Plan.

Under the Company's 2006 Stock Option Plan (the "2006 Plan"), the shareholders have approved a maximum of 5,159,000 common shares for issuance. The terms of the 2006 Plan are identical to those of the 1995 Plan, except that the maximum number of common shares to be issued pursuant to the issue of options under the 2006 Plan is 5,159,000 common shares.

As at March 31, 2024, there are a total of 1,751,082 common shares remaining for future stock option grants under both plans (March 31, 2023 – 1,894,578).

| Years ended | March 31, 2024 | | March 31, 2023 | |
|---|---|---|---|---|
| | Number of stock options | Weighted average exercise price | Number of stock options | Weighted average exercise price |
| Stock options outstanding, beginning of year | 785,429 | $ 26.69 | 890,408 | $ 21.04 |
| Granted | 176,112 | 57.71 | 223,144 | 36.42 |
| Exercised (i) | (105,398) | 20.45 | (291,659) | 17.02 |
| Forfeited | (32,616) | 40.86 | (36,464) | 25.59 |
| Stock options outstanding, end of year | 823,527 | $ 33.56 | 785,429 | $ 26.69 |
| Stock options exercisable, end of year, time-vested options | 369,483 | $ 24.54 | 286,424 | $ 21.16 |

*(i) For the year ended March 31, 2024, the weighted average share price at the date of exercise was $57.26 (March 31, 2023 – $49.16).*

| As at March 31, 2024 | Stock options outstanding | | | Stock options exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number outstanding | Weighted average remaining contractual life | Weighted average exercise price | Number exercisable | Weighted average exercise price |
| $20.22 – $20.60 | 196,165 | 3.2 years | $ 20.23 | 144,343 | $ 20.23 |
| $20.61 – $32.92 | 265,219 | 3.4 years | 26.58 | 178,373 | 24.88 |
| $32.93 – $40.76 | 183,568 | 5.1 years | 35.78 | 43,189 | 35.78 |
| $40.77 – $57.71 | 178,575 | 6.1 years | 56.31 | 3,578 | 45.74 |
| $20.22 – $57.71 | 823,527 | 4.3 years | $ 33.56 | 369,483 | $ 24.54 |

The fair values of the Company's stock options issued during the periods presented were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected stock price volatility was determined at the time of the grant by considering historical share price volatility. Expected stock option grant life was determined at the time of the grant by considering the average of the grant vesting period and the grant exercise period.

| Years ended | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Weighted average risk-free interest rate | 3.52 % | 2.66 % |
| Dividend yield | 0 % | 0 % |
| Weighted average expected volatility | 36 % | 34 % |
| Weighted average expected life | 4.77 years | 4.75 years |
| Number of stock options granted: | | |
| Time-vested | 176,112 | 223,144 |
| Weighted average exercise price per option | $ 57.71 | $ 36.42 |
| Weighted average value per option: | | |
| Time-vested | $ 20.83 | $ 12.24 |

## Restricted Share Unit Plan:

During the year ended March 31, 2024, the Company granted 161,568 time-vesting restricted share units ("RSUs"), (210,678 in the year ended March 31, 2023) and 126,944 performance-based RSUs, (152,690 in the year ended March 31, 2023). The Company measures these RSUs based on the fair value at the date of grant and a compensation expense is recognized over the vesting period in the consolidated statements of income with a corresponding increase in contributed surplus. The performance-based RSUs vest upon successful achievement of certain operational and share price targets.

On May 18, 2022, the RSU plan was amended so that RSUs granted may be settled in ATS Common Shares, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with ATS Common Shares and therefore the Company measures these RSUs as equity awards based on fair value. At March 31, 2024, 725,290 shares are held in a trust and may be used to settle some or all of the RSU grants when they are fully vested. The trust is consolidated in the Company's annual audited consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

The RSUs issued prior to May 18, 2022 give the employee the right to receive a cash payment based on the market value of a common share of the Company. The RSU liability is recognized quarterly based on the expired portion of the vesting period and the change in the Company's stock price. The change in value of the RSU liability is included in the consolidated statements of income in the period of the change. At March 31, 2024, the value of the outstanding liability related to the RSU plan was $13,875 (March 31, 2023 – $36,177). The RSU liability is included in accounts payable and accrued liabilities on the consolidated statements of financial position

The weighted average remaining vesting period for the time-vesting RSUs and performance-based RSUs to be settled in cash is 0.25 years.

## Deferred Stock Unit Plan:

The Company offers a Deferred Stock Unit Plan ("DSU Plan") for members of the Board. Under the DSU Plan, each non-employee director may elect to receive all or a portion of his or her annual compensation in the form of notional common shares of the Company called deferred stock units ("DSUs"). The issue and redemption prices of each DSU are based on a five-day volume weighted average trading price of the Company's common shares for the five trading days prior to issuance or redemption. Under the terms of the DSU Plan, directors are not entitled to convert DSUs into cash until retirement from the Board. The value of each DSU, when converted to cash, will be equal to the market value of a common share of the Company at the time the conversion takes place.

During the year ended March 31, 2024, the Company granted 32,498 units (March 31, 2023 – 33,998 units). During the years ended March 31, 2024 and March 31, 2023, no units were redeemed upon directors' retirement from the Board. As at March 31, 2024, the value of the outstanding liability related to the DSUs was $19,661 (2023 – $22,565).The DSU liability is revalued at each reporting date based on the change in the Company's stock price. The DSU liability is included in accounts payable and accrued liabilities on the consolidated statements of financial position. The change in the value of the DSU liability is included in the consolidated statements of income in the period of the change.

The following table shows the compensation expense related to the Company's share-based payment plans:

| For the years ended | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Stock options | $ 2,454 | $ 1,772 |
| RSUs | 14,240 | 22,705 |
| DSUs | (2,904) | 6,115 |
| | $ 13,790 | $ 30,592 |

The decrease in stock-based compensation costs for the year ended March 31, 2024 is attributable to lower expenses from the revaluation of RSUs that are treated as liability awards and DSUs based on the market price of the Company's shares.

# 20. Commitments and Contingencies

**The minimum purchase obligations are as follows as at March 31, 2024:**

| | |
|---|---|
| Less than one year | $ 353,703 |
| One – two years | 13,535 |
| Two – three years | 1,732 |
| Three – four years | 562 |
| Four – five years | 62 |
| | $ 369,594 |

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at March 31, 2024, the total value of outstanding letters of credit was approximately $171,065 (March 31, 2023 – $192,508).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated statements of financial position.

# 21. Segmented Disclosure

The Company's operations are reported as one operating segment, Automation Systems, which plans, allocates resources, builds capabilities and implements best practices on a global basis.

Geographic segmentation of revenues is determined based on revenues by customer location. Non-current assets represent property, plant and equipment, right-of-use assets and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.

| As at | | | March 31, 2024 |
|---|---|---|---|
| | Right-of-use assets | Property, plant and equipment | Intangible assets |
| Canada | $ 30,483 | $ 62,895 | $ 28,558 |
| United States | 11,273 | 143,642 | 434,039 |
| Germany | 24,849 | 35,158 | 38,945 |
| Italy | 16,819 | 39,439 | 133,447 |
| Other Europe | 17,627 | 13,581 | 34,672 |
| Other | 4,610 | 2,262 | 9,886 |
| Total Company | $ 105,661 | $ 296,977 | $ 679,547 |

| As at | | | March 31, 2023 |
|---|---|---|---|
| | Right-of-use assets | Property, plant and equipment | Intangible assets |
| Canada | $ 21,384 | $ 57,589 | $ 25,584 |
| United States | 12,514 | 111,702 | 334,731 |
| Germany | 25,250 | 35,848 | 43,291 |
| Italy | 21,136 | 40,645 | 145,217 |
| Other Europe | 9,031 | 16,049 | 33,729 |
| Other | 4,897 | 1,286 | 10,658 |
| Total Company | $ 94,212 | $ 263,119 | $ 593,210 |

| Revenues from external customers for the years ended | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Canada | $ 113,386 | $ 103,149 |
| United States | 1,488,331 | 1,338,689 |
| Germany | 284,335 | 249,593 |
| Italy | 117,117 | 80,358 |
| Other Europe | 588,604 | 481,646 |
| Other | 441,110 | 323,949 |
| Total Company | $ 3,032,883 | $ 2,577,384 |

For the year ended March 31, 2024, the Company had revenues from a single customer that amounted to 25.1% of total consolidated revenues. For the year ended March 31, 2023, the Company had revenues from a single customer that amounted to 15.9% or more of total consolidated revenues.

# 22. Revenue From Contracts With Customers

## (a) Revenue by type:

| For the years ended | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Revenues from construction contracts | $ 1,972,816 | $ 1,630,406 |
| Services rendered | 614,690 | 492,325 |
| Sale of goods | 445,377 | 454,653 |
| Total Company | $ 3,032,883 | $ 2,577,384 |

## (b) Disaggregation of revenue from contracts with customers:

| Revenues by market for the years ended | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Life Sciences | $ 1,268,546 | $ 1,209,856 |
| Transportation | 933,329 | 578,240 |
| Food & Beverage | 435,005 | 371,341 |
| Consumer Products | 287,228 | 305,100 |
| Energy | 108,775 | 112,847 |
| Total Company | $ 3,032,883 | $ 2,577,384 |

| Timing of revenue recognition based on transfer of control for the years ended | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Goods and services transferred at a point in time | $ 445,377 | $ 454,653 |
| Goods and services transferred over time | 2,587,506 | 2,122,731 |
| Total Company | $ 3,032,883 | $ 2,577,384 |

## (c) Backlog

The following table presents the aggregate amount of the revenues expected to be realized in the future from partially or fully unsatisfied performance obligations as at March 31, 2024 and March 31, 2023. The amounts disclosed below represent the value of firm orders and do not include constrained variable consideration or letters of intent. Such orders may be subject to future modifications that could impact the amount and/or timing of revenue recognition.

| Revenues expected to be recognized in: | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Less than one year | $ 1,215,000 | $ 1,607,000 |
| Thereafter | 578,000 | 546,000 |
| Total | $ 1,793,000 | $ 2,153,000 |

## (d) Accounts receivable continuity:

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Trade accounts receivable | $ 443,570 | $ 375,356 |
| Less: allowance for expected credit loss | (6,241) | (6,501) |
| Trade accounts receivables, net | $ 437,329 | $ 368,855 |
| Other accounts receivable | 34,016 | 30,886 |
| Total | $ 471,345 | $ 399,741 |

## (e) Contract balances:

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Trade receivables | $ 437,329 | $ 368,855 |
| Contract assets | 704,703 | 526,990 |
| Contract liabilities | (312,204) | (296,555) |
| Unearned revenue (i) | (51,056) | (33,490) |
| Net contract balances | $ 778,772 | $ 565,800 |

*(i) The unearned revenue liability is included in accounts payable and accrued liabilities on the consolidated statements of financial position.*

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Contracts in progress: | | |
| Costs incurred | $ 3,936,631 | $ 3,285,121 |
| Estimated earnings | 1,354,259 | 1,091,180 |
| | 5,290,890 | 4,376,301 |
| Progress billings | (4,898,391) | (4,145,866) |
| **Net contract assets and liabilities** | $ 392,499 | $ 230,435 |

Contract assets relate to revenue earned in exchange of goods or services that have been transferred to a customer. These assets are billed and transferred to accounts receivable when the right to receive the consideration becomes unconditional. As such, the balances of this account vary and depend on the timing of billings on contracts at the end of the year.

Contract liabilities represent the obligation to transfer goods and services for which the Company has received consideration. The balance of this account is dependent on timing of progress on the contract as well as receipts from customers, and as such will vary.

The outstanding contract asset and contract liability balances increased by $177,713 and $15,649, respectively during the year ended March 31, 2024 due to the timing of billings on certain customer contracts.

# 23. Operating Costs and Expenses

Depreciation, amortization and employee benefit expenses recorded in the consolidated statements of income are detailed as follows:

| For the years ended | March 31, 2024 | March 31, 2023 |
|---|---|---|
| **Included in cost of revenues:** | | |
| Depreciation of property, plant and equipment | $ 20,235 | $ 18,313 |
| Amortization of right-of-use assets | 24,021 | 19,577 |
| Amortization of intangible assets | 11,238 | 5,538 |
| Wages, salaries and other employee benefits | 977,273 | 785,721 |
| **Included in selling, general and administrative expenses:** | | |
| Depreciation of property, plant and equipment | $ 8,220 | $ 7,277 |
| Amortization of right-of-use assets | 5,635 | 4,483 |
| Amortization of intangible assets | 71,825 | 70,301 |
| Wages, salaries and other employee benefits | 221,888 | 186,160 |
| Retirement benefits [(i)] | 11,496 | 8,382 |

*(i) Includes defined benefit and defined contribution plan expenses.*

# 24. Net Finance Costs

| For the years ended | Note | March 31, 2024 | March 31, 2023 |
|---|---|---|---|
| Interest expense | | $ 65,210 | $ 60,663 |
| Interest on lease liabilities | 8 | 5,473 | 4,016 |
| Interest income | | (1,979) | (1,961) |
| | | $ 68,704 | $ 62,718 |

# 25. Earnings Per Share

## Basic earnings per share

Earnings per common share is calculated by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding.

## Diluted earnings per share

The treasury stock method is used to determine the dilutive impact of stock options and RSUs. This method assumes any proceeds from the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price during the period.

| For the years ended | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Weighted average number of common shares outstanding | 97,761,731 | 91,835,740 |
| Dilutive effect of RSUs | 140,747 | 44,132 |
| Dilutive effect of performance-based RSUs | 328,044 | — |
| Dilutive effect of stock option conversion | 344,794 | 362,101 |
| Diluted weighted average number of common shares outstanding | 98,575,316 | 92,241,973 |

The Company presents basic and diluted earnings per share data. Basic earnings per share is calculated by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for common shares held in trust under the RSU Plans. Diluted earnings per share is determined by further adjusting the weighted average number of common shares outstanding for the effects of all potential dilutive shares, which comprise stock options, RSUs and performance-based RSUs granted to executive officers and designated employees.

For the year ended March 31, 2024, stock options to purchase 164,263 common shares and 146,826 RSUs are excluded from the weighted average number of common shares in the calculation of diluted earnings per share as they are anti-dilutive (217,439 common shares and 7,378 RSUs were excluded for the year ended March 31, 2023).

# 26. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth the supplemental cash flow information on net change in non-cash working capital:

| For the years ended | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Accounts receivable | $ (50,516) | $ (40,593) |
| Income tax receivable | 2,181 | (5,935) |
| Contract assets | (178,224) | (162,886) |
| Inventories | (12,197) | (48,408) |
| Deposits, prepaids and other assets | 3,063 | (18,745) |
| Accounts payable and accrued liabilities | (69,923) | 129,239 |
| Income tax payable | 5,126 | (10,178) |
| Contract liabilities | 14,944 | 43,290 |
| Provisions | 4,840 | 5,775 |
| Foreign exchange and other | 5,070 | (965) |
| Total change in non-cash working capital | $ (275,636) | $ (109,406) |

## 27. CAPITAL MANAGEMENT

The Company's capital management framework is designed to ensure the Company has adequate liquidity, financial resources and borrowing capacity to allow financial flexibility and to provide an adequate return to shareholders. The Company defines capital as the aggregate of equity (excluding accumulated other comprehensive income), bank indebtedness, long-term debt, lease liabilities and cash and cash equivalents.

The Company monitors capital using the ratio of total debt to equity. Total debt includes bank indebtedness, long-term debt and lease liabilities as shown on the consolidated statements of financial position. Equity includes all components of equity, less accumulated other comprehensive income. The Company also monitors an externally imposed covenant of debt to EBITDA of not greater than 3.5 to 1. For the years ended March 31, 2024 and March 31, 2023, the Company operated with a ratio below the externally imposed covenant. The Company is prepared to increase the total debt-to-equity ratio and net debt-to-EBITDA ratio if appropriate opportunities arise.

The capital management criteria can be illustrated as follows:

| As at | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Equity excluding accumulated other comprehensive income | $ 1,619,792 | $ 1,070,543 |
| Long-term debt | 1,171,972 | 1,155,786 |
| Lease liabilities | 111,379 | 97,249 |
| Bank indebtedness | 4,060 | 5,824 |
| Cash and cash equivalents | (170,177) | (159,867) |
| Capital under management | $ 2,737,026 | $ 2,169,535 |
| Debt-to-equity ratio | 0.79:1 | 1.18:1 |

## 28. RELATED PARTY DISCLOSURE

The Company has an agreement with a shareholder, Mason Capital Management, LLC ("Mason Capital"), pursuant to which Mason Capital agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $500. As part of the agreement, Michael Martino, a member of the Company's Board of Directors who is associated with Mason Capital has waived any fees to which he may have otherwise been entitled for serving as a member of the Board or as a member of any committee of the Board.

The compensation of the Board and key management personnel is determined by the Board on recommendation from the Human Resources Committee of the Board:

| For the years ended | March 31, 2024 | March 31, 2023 |
|---|---|---|
| Short-term employee benefits | $ 5,710 | $ 5,103 |
| Fees | 677 | 662 |
| Stock-based compensation (i) | 6,242 | 18,487 |
| Post-employment benefits | 59 | 57 |
| Total remuneration | $ 12,688 | $ 24,309 |

*(i) Stock-based compensation includes approximately $(6,700) (March 31, 2023 – approximately $13,400) related to changes in the fair value of cash-settled plans due to the decrease in the Company's share price during the year.*

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.